Brightpoint
2006 Annual Report

53 million
wireless devices handled in 2006


AirCard

Creative Wireless Distribution | Customer Commitment | Customized Services

BRIGHTPOINT®
YOUR SUCCESS IS OUR BUSINESS

2006 Form 10-K

BRIGHTPOINT®

YOUR SUCCESS IS OUR BUSINESS

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

0-23494
(Commission File no.)

Brightpoint, Inc.

(Exact name of registrant as specified in its charter)

Indiana *(State or other jurisdiction of incorporation)*	**35-1778566** *(I.R.S. Employer Identification No.)*

2601 METROPOLIS PARKWAY, SUITE 210, PLAINFIELD, INDIANA 46168
(Address of principal executive offices including zip code)

Registrant's telephone number, including area code: (317) 707-2355

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Preferred Share Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates as of June 30, 2006, which was the last business day of the registrant's most recently completed second fiscal quarter was approximately $657,535,706.

The number of shares of Common Stock outstanding as of February 20, 2007: 50,717,101

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's proxy statement in connection with its annual meeting of shareholders to be held in 2007, are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

PART I

Item 1. Business.

General

Brightpoint, Inc. is a global leader in the distribution of wireless devices and accessories and provision of customized logistic services to the wireless industry including wireless network operators (also referred to as "mobile operators"), Mobile Virtual Network Operators ("MVNOs") and manufacturers with operations centers and/or sales offices in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Portugal, Russia, Singapore, Slovakia, Sweden, the United Arab Emirates, the United Kingdom and the United States. We provide integrated logistic services including procurement, inventory management, software loading, kitting and customized packaging, fulfillment, credit services and receivables management, call center and activation services, website hosting, e-fulfillment solutions and other services within the global wireless industry. Our customers include mobile operators, MVNOs, resellers, retailers and wireless equipment manufacturers. We provide distribution and logistic services for wireless products manufactured by companies such as High Tech Computer Corp., Kyocera, LG Electronics, Motorola, Nokia, Samsung, Siemens, Sony Ericsson and UTStarcom.

We were incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, we changed our name to Brightpoint, Inc. In June 2004, we reincorporated under the laws of the State of Indiana under the name of Brightpoint, Inc.

Our website is www.brightpoint.com. We make available, free of charge, at this website our Code of Business Conduct, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission ("SEC"). The information on the website listed above, is not and should not be considered part of this annual report on Form 10-K and is not incorporated by reference in this document.

In addition, we will provide, at no cost, paper or electronic copies of our reports and other filings made with the SEC. Requests for such filings should be directed to Investor Relations, Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168, telephone number: (877) 447-2355.

Unless the context otherwise requires, the terms "Brightpoint," "Company," "we," "our" and "us" means Brightpoint, Inc and its consolidated subsidiaries.

Financial Overview and Recent Developments

- *Proposed Dangaard Telecom A/S Transaction*. On February 19, 2007, we entered into a Stock Purchase Agreement, referred to as the Purchase Agreement, by and among us, Dangaard Holding A/S, a Danish company, referred to as the Shareholder, Dangaard Telecom A/S, a Danish company, referred to as the Target, and Nordic Capital Fund VI (for purposes of Sections 6.16 and 12.4 only), consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital Beta, L.P., Jersey limited partnerships acting through their general partner Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company.

  Upon consummation of the transactions contemplated by the Purchase Agreement, we will purchase all of the issued and outstanding capital stock of the Target from the Shareholder for a purchase price of (i) $100,000 in cash and (ii) 30,000,000 shares of our common stock, $0.01 par value, referred to as the Shares.

  As a condition to the closing of the transactions contemplated by the Purchase Agreement, we will execute the following additional agreements as of closing: (i) a Registration Rights Agreement by and between us and the Shareholder, referred to as the Registration Agreement, (ii) a Shareholder Agreement by and between us and the Shareholder, referred to as the Shareholder Agreement, and (iii) an Escrow Agreement by and among us, the Shareholder and an escrow agent, selected by us and reasonably acceptable to the Shareholder, referred to as the Escrow Agreement.

  In accordance with the Escrow Agreement, at closing, 3,000,000 of the Shares will be deposited into escrow for a period of three years to secure the indemnity obligations of the Shareholder to us under the Purchase Agreement.

  Under the Registration Agreement, we granted certain registration obligations to the Shareholder and its successors and permitted assigns.

Under the Shareholder Agreement, at the closing we are required to take all action to cause our Board of Directors to be comprised of nine Directors, which will include up to three Directors proposed by the Shareholder for review and approval by the Corporate Governance and Nominating Committee of our Board as nominees to our Board at closing. Thereafter, the number of directors that the Shareholder will have the right to propose to the Corporate Governance and Nominating Committee of our Board for future election to our Board (between none and three) will depend upon the level of the Shareholder's ownership percentage of our common stock as stated in the Shareholder Agreement.

The closing is subject to various conditions, including, but not limited to, certain regulatory approvals, lender approvals and the approval by our stockholders. We currently expect the transaction to close during June or July of 2007.

- *New Global Credit Facility.* On February 16, 2007, we entered into a Credit Agreement, referred to as the Credit Agreement, by and among us (and certain of our subsidiaries identified therein), Banc of America Securities LLC, as sole lead arranger and book manager, General Electric Capital Corporation, as syndication agent, ABN AMRO Bank N.V., as documentation agent, Wells Fargo Bank, N.A., as documentation agent, Bank of America, N.A., as administration agent and the other lenders party thereto. The Credit Agreement establishes a five year senior secured revolving credit facility with a line of credit in the initial amount of $165.0 million. The line of credit contains an uncommitted accordion facility pursuant to which we may be able to increase the total commitment under the revolving credit facility up to $240.0 million. The Credit Agreement is subject to certain financial covenants and is secured by a lien on certain of our property and a pledge of the voting stock issued by certain of our subsidiaries. The Credit Agreement replaces our $70.0 million North American asset based credit facility under the Amended and Restated Credit Agreement dated as of March 18, 2004, as amended, and the $50.0 million Australian Dollar (approximately $39.0 million U.S. Dollars) asset based credit facility in Australia under the Credit Agreement dated December 24, 2002, as amended.

- *Proposed CellStar Corporation Transaction.* On December 18, 2006, our wholly-owned subsidiary, 2601 Metropolis Corp., entered into a definitive agreement with CellStar Corporation and certain of its subsidiaries ("CellStar") to acquire specific assets (and assume certain liabilities) used in connection with CellStar's U.S. operations and its Miami-based Latin America business for $88 million in cash (subject to certain adjustments). The closing of the proposed transaction, which is subject to the approval of Cellstar's stockholders and the completion of customary closing conditions, is expected to occur in late March or early April of 2007.

- *Supplier Diversification.* In September 2006, we made a significant purchase of wireless device inventory under the terms of an existing supply agreement in the Philippines. On November 7, 2006, we entered into a distribution agreement, whereby we were appointed as a distributor for Motorola wireless devices and related accessories covering various regions, with the initial focus of this master distribution agreement on Central Europe. In December 2006, we made a significant purchase of wireless device inventory under the terms of this new distribution agreement. The wireless devices were procured in our Asia-Pacific region; however, we intend to sell the products through all of our international operations including those outside of the Asia-Pacific region.

  In addition, on November 7, 2006 our primary North American subsidiary, Brightpoint North America L.P., entered into a logistic services agreement with Motorola to provide a wide range of outsourced logistic services to support Motorola's retail and direct-to-consumer channels for Motorola's Mobile Devices Business and Connected Home Business.

  In the first quarter of 2006, Brightpoint North America L.P. entered into an agreement with Motorola to distribute wireless devices and related accessories to certain of our customers in the United States.

- *Purchase of Trio Industries, Inc. ("TrioTek").* In October 2006, Wireless Fulfillment Services LLC, a subsidiary of our Americas division, completed its acquisition of TrioTek for an initial purchase price of approximately $0.6 million. The acquisition of TrioTek was part of the Company's continued investment in Advanced Wireless Services (AWS) in the Americas.

- *T-Mobile USA, Inc. ("T-Mobile") Master Service Agreement.* In August 2006, we entered into a Master Service Agreement (the "Agreement") with T-Mobile in the United States to provide a full range of integrated forward logistic services enabling T-Mobile to deliver its wireless devices to its direct and indirect distribution channels, as well as directly to T-Mobile's subscribers. Revenue and direct costs associated with the initial facility preparation phase of the Agreement have been deferred as further discussed in Note 3 to the Consolidated Financial Statements.

- *Purchase of Persequor Limited ("Persequor").* In February 2006, we acquired all of the outstanding shares of Persequor for approximately $0.6 million (net of cash acquired).

Global Wireless Industry

The global wireless industry's primary purpose is to provide mobile voice and data connectivity to subscribers. To enable this capability for the subscriber, the global wireless industry is generally organized as follows:

- *Mobile operators:* build and operate wireless networks and provide voice and data access services to subscribers. Certain mobile operators resell voice and data access services, or airtime, from other mobile operators and do not directly build and operate their own wireless networks. These mobile operators are referred to as MVNOs.

- *Infrastructure designers, manufacturers, builders, and operators:* companies who operate in this segment provide mobile operators with technology, equipment, and cell sites to host and operate the networks.

- *Component designers and manufacturers:* design technology and components that are embedded within a wireless device. Components include semiconductor chip sets, displays, antennae and others.

- *Content providers*: develop mobile content for use with wireless devices and provide consumers with content such as ring tones, messaging, music, streaming video and television, games and other applications.

- *Wireless device manufacturers:* design, manufacture, and market wireless devices, such as cellular phones, wireless personal digital assistants, smart-phones and pagers, which connect subscribers to a wireless network.

- *Distributors, retailers and resellers:* distributors provide logistic and distribution services to physically move wireless devices and related products from manufacturers or mobile operators closer to, or directly into, the hands of mobile subscribers; retailers, value-added resellers and system integrators provide subscribers and potential subscribers with an access point, either physical or on-line, to purchase a subscription and/or a wireless device.

Wireless voice and data services are available to consumers and businesses over regional, national and multi-national networks through mobile operators who utilize digital and analog technological standards, such as:

Generation	Technology Standards
1G Analog	AMPS
2G Digital	TDMA, CDMA, GSM, iDEN
2.5G Digital	GPRS, EDGE, CDMA 1xRTT
3G Digital	W-CDMA/UMTS, CDMA 1xEV-DO, HSDPA

Developments within the global wireless industry have allowed wireless subscribers to talk, send text messages, send and receive email, capture and transmit digital images and video recordings (multimedia messages), play games, browse the Internet and watch television using their wireless devices. Wireless devices and services are also being used for monitoring services, point-of-sale transaction processing, machine-to-machine communications, local area networks, location monitoring, sales force automation and customer relationship management.

From 2005 to 2006, the estimated number of worldwide wireless subscribers increased by approximately 500 million to over 2.6 billion. At the end of 2006, wireless penetration was estimated to be approximately 42% of the world's population During 2006, shipments of wireless devices in the global wireless industry increased by approximately 22% to an estimated 975 million wireless devices. Worldwide wireless device shipments are currently forecasted to be approximately 1.1 to 1.2 billion devices in 2007. The percentage of replacement wireless device shipments has grown and replacement remains the single biggest factor driving global wireless device sell-in demand. Additionally, the use of wireless data products, including interactive pagers, personal digital assistants and other mobile computing devices, has seen recent growth and wider consumer acceptance. The convergence of telecommunications, computing and media is further accelerating the replacement cycle and driving demand. The industry data contained in this paragraph and elsewhere in this subsection was based on Company and industry analyst estimates.

We believe the following major trends are taking place within the global wireless industry, although there are no assurances that we will benefit from these trends (refer to Item 1A, "Risk Factors"):

Replacement Devices. As overall subscriber penetration increases in many markets, growth in wireless device volume is more dependent on the replacement of wireless devices by existing subscribers. During 2006, shipments of replacement wireless devices in the global wireless industry increased from approximately 500 million devices in 2005 to over 700 million devices. In 2007, it is estimated that replacement device shipments could represent as much as 80% of total wireless device shipments. We believe that the key drivers for the growth in volume of replacement devices shipped will be the migration to next generation systems and devices (2.5G and 3G) with streaming video and television, color displays, camera-enabled handsets including mega-pixel embedded cameras, MP3 and other audio capabilities, internet access and content such as ring tones, images and games. Mobile data (mobile music, mobile TV and mobile social networking) will continue to drive the replacement cycle. While the new features, enhanced functionalities and migration to next generation systems are anticipated to increase both replacement device shipments and total wireless device shipments, general economic conditions, consumer acceptance, component shortages, manufacturing difficulties, supply constraints and other factors could negatively impact anticipated wireless device shipments.

Increasing Subscribers. We expect the number of subscribers worldwide to continue to increase. Greater economic growth, increased wireless service availability or lower cost of wireless service compared to conventional fixed line systems and reductions in the cost of wireless devices may result in an increase in subscribers. In particular, markets or regions such as India, Latin America, China and Eastern Europe are expected to increase their number of subscribers significantly. Increasing deregulation, the availability of additional spectrum, increased competition and the emergence of new wireless technologies and related applications may further increase the number of subscribers in markets that have historically had high penetration rates. More mobile operators may offer services including seamless roaming, increased coverage, improved signal quality and greater data handling capabilities through increased bandwidth, thereby attracting more subscribers to mobile operators which offer such services.

Next Generation Systems. In order to provide a compelling service offering for their current and prospective subscribers, mobile operators continue to expand and enhance their systems by migrating to next generation systems such as 2.5G and 3G. These next generation systems allow subscribers to send and receive email, capture and transmit digital images and video recordings (multimedia messages), play games, browse the Internet, watch television and take advantage of services such as monitoring services, point-of-sale transaction processing, machine-to-machine communications, location monitoring, sales force automation and customer relationship management. In order to realize the full advantage of these services and capabilities, many current subscribers will need to replace their wireless devices. As a result, the continued rollout of next generation systems is expected to be a key driver for replacement sales of wireless devices. However, the ability and timing of mobile operators to rollout these new services and manufacturers to provide devices which utilize these technologies may have a significant impact on consumer adoption and the rate of sale of replacement devices.

New or Expanding Industry Participants. With the opportunities presented by enhanced voice and data capabilities and an expanding market for wireless devices, many companies are entering or expanding their presence in the global wireless industry. For example, many companies have announced their intentions to create MVNOs in order to leverage their content and brands in the wireless space. This follows the success that MVNO companies such as Virgin Mobile, Boost Mobile and TracFone have had in attracting new, incremental mobile subscribers in the United States. In addition, companies such as Microsoft (wireless device operating systems provider) and High Tech Computer Corp. (wireless device manufacturer) are bringing feature-rich operating systems or wireless devices to market in order to provide subscribers with capabilities that emulate their desktop computer. Furthermore, in January 2007, Apple introduced its iPhone, which is a combination of a mobile phone, a widescreen iPod and a wireless internet communication device. These companies and their products may heighten competition with existing manufacturers and provide consumers with more feature-rich products, broader selection and new market channels, which may result in increased wireless device shipments.

Pricing Factors and Average Selling Prices. It is estimated that in 2006 the global wireless industry's average selling price for wireless devices declined slightly from 2005. A number of factors impacted the actual average selling prices including, but not limited to, shortening of the product life cycle, decreasing manufacturing costs due to higher volumes, manufacturing efficiencies, reductions in material costs, consumer demand, manufacturers' promotional activities, product availability, fluctuations in currency exchange rates, product mix and device functionality. We anticipate that the global wireless industry's average selling prices for wireless devices will continue to decline despite the fact that manufacturers have been adding enhanced features such as color screens and embedded cameras; however, no assurance can be given regarding the rate of such decline. The decline in average selling prices could offset any growth in revenue from overall growth in wireless device shipments and have an adverse impact on both the industry's and our distribution revenues. However, changes in average selling prices of wireless devices have little to no impact on our revenue from logistic services, which are fee-based services.

Our Business

Our primary business is moving wireless devices closer to, or directly into, the hands of mobile subscribers. With 53.5 million wireless devices handled in 2006, we are one of the largest dedicated distributors of wireless devices and providers of customized logistic services to mobile operators, MVNOs, resellers, retailers and wireless equipment manufacturers. Our business includes product distribution, logistic services, activation services and the sale of prepaid airtime. The majority of our business is conducted in the product distribution and logistic services business models. While our activation services and prepaid airtime businesses are important to us, they are less significant than our other businesses in terms of revenue and units handled.

Product Distribution. In our product distribution activities, we purchase a wide variety of wireless voice and data products from leading manufacturers. We take ownership of the products and receive them in our facilities or have them drop-shipped directly to our customers. We actively market and sell these products to our worldwide customer base of approximately 20,000 customers. Product distribution revenue includes the value of the product sold and generates higher revenue per unit, as compared to our logistic services revenue, which does not include the value of the product. We frequently review and evaluate wireless voice and data products in determining the mix of products purchased for distribution and attempt to acquire distribution rights for those products, which we believe have the potential for enhanced financial return and significant market penetration. In 2006, 2005 and 2004, approximately 86% of our total revenue was derived from product distribution. In 2006, 2005 and 2004, approximately 24%, 28% and 38%, of our total wireless devices handled were sold through product distribution. In 2006, 2005 and 2004, our gross margin on product distribution revenue was 3.9%. Cost of revenue for product distribution includes the costs of the products sold, warehousing, labor and other operating costs.

The wireless devices we distribute include a variety of devices designed to work on various operating platforms and feature brand names such as HTC, Kyocera, LG Electronics, Motorola, Nokia, Qtek (a product of High Tech Computer Corp.), Samsung, Siemens, Sony Ericsson and UTStarcom. In 2006, 2005 and 2004, our sales of wireless devices through product distribution totaled 12.8 million, 11.8 million and 10.1 million devices. Although the industry's average selling prices have continued to decline, our average selling prices have increased due to the mix of wireless devices we sell and the markets in which we operate. In 2006, 2005 and 2004, our average selling price for wireless devices was approximately $153, $147, and $142 per unit.

We also distribute accessories used in connection with wireless devices, such as batteries, chargers, memory cards, car-kits, cases and "hands-free" products. We purchase and resell original equipment manufacturer (OEM) and aftermarket accessories, either prepackaged or in bulk. Our accessory packaging services provide mobile operators and retail chains with custom packaged and/or branded accessories based on the specific requirements of those customers.

Logistic Services. Our logistic services include procurement, inventory management, software loading, kitting and customized packaging, fulfillment, credit services and receivables management, call center and activation services, website hosting, e-fulfillment solutions and other services. Generally, logistic services are fee-based services. In many of our markets, we have contracts with mobile operators and wireless equipment manufacturers to which we provide our logistic services. These customers include, but are not limited to, operating companies or subsidiaries of ALLTEL (United States), Cricket Communications (United States), MetroPCS (United States), Motorola (United States), Sprint Nextel (United States), T-Mobile (United States), TracFone (United States), Virgin Mobile (United States), COMCEL (Colombia), T-Mobile Slovensko (Slovakia) and Vodafone (Australia).

During 2006, 2005 and 2004, logistic services accounted for approximately 14% of our total revenue and accounted for approximately 76%, 72% and 62% of the total wireless devices we handled. In 2006, 2005 and 2004, our logistic services gross margin was 21.1%, 20.6% and 18.2%. Cost of revenue for logistic services is primarily composed of direct and indirect labor, warehousing, information technology and other operating costs. Since we generally do not take ownership of the inventory in our logistic services arrangements and the accounts receivable are lower due to the fee-based nature of these services, the invested capital requirements and the risks assumed in providing logistic services generally are significantly lower than our distribution business.

Activation Services. In our activation services business, we provide a cost-effective channel for mobile operators and MVNOs to add new subscribers. We do this by establishing and managing a network of independent authorized retailers (referred to as the Accesspoint Dealer Network). We provide our Accesspoint Dealer Network with access to products and support them through commissions management, sales and marketing programs, merchandising programs, training programs, incentive programs and cooperative advertising. As these retailers activate or upgrade subscribers, they earn commissions from mobile operators. We collect these commissions from the mobile operators and pay the retailers their pro-rata portion of the commissions after deducting our fees. For mobile operators and MVNOs, we provide them with incremental points of sale, a variable-cost model for acquiring new subscribers and commissions management for our Accesspoint Dealer Network. Sales of wireless devices and related accessories to our network of independent authorized retailers are included in product distribution revenues and fees earned from commissions management services are included in logistic services revenues. We currently provide activation services in the United States to mobile operators such as Boost Mobile, Sprint Nextel and Virgin Mobile.

Prepaid Airtime. Through our prepaid airtime business model, we participate in the ongoing revenue stream generated by prepaid subscribers. We do this by purchasing physical scratch cards or electronic activation codes from mobile operators and MVNOs and distributing them to retail channels. Much of our activity in the prepaid airtime business model is in our Europe and Americas Divisions. Sales of physical scratch cards or electronic activation codes to retail customers are included in logistic services revenues. We distribute prepaid airtime in many of our operations on behalf of mobile operators and MVNOs such as: Virgin Mobile (United States), Sonofon (Denmark), Tele2 (Sweden) and TeliaSonera (Sweden).

Our Strategy

Our strategy is to continue to grow as a leader in product distribution and logistic services in the global wireless industry. Our objectives are to increase the our earnings and market share, improve our return on invested capital within certain debt-to-total-capital parameters and to enhance customer satisfaction by increasing the value we offer relative to other service alternatives and service offerings by our competitors.

Our strategy incorporates industry trends such as increasing sales of replacement devices, increasing subscribers, the migration to next generation systems and new or expanding industry participants as described in detail in the section entitled "Global Wireless Industry." We will endeavor to grow our business through organic growth opportunities, new product and service offerings, start-up operations and joint ventures or acquisitions. In evaluating opportunities for growth, key components of our decision making process include anticipated long-term rates of return, short-term returns on invested capital and risk profiles as compared to the potential returns. No assurances can be given on the success of our strategy, and we reference Item 1A, "Risk Factors".

Key elements of our strategy include:

Expand into New Geographic Markets. We estimate that the global wireless industry shipped approximately 975 million wireless devices in 2006. We believe that the wireless devices shipped in the geographic markets where we currently operate (our addressable market) were less that one-third of the global industry shipments of devices in 2006. We believe we are in a position to enter into new markets, thereby expanding our addressable market. In 2007, we believe that there may be additional expansion opportunities primarily in Europe and Latin America.

Add New Products and Services in Current Markets. Our strategy includes the search for new products and new service offerings within the current geographic markets in which we operate. With increasing functionality of wireless devices resulting from technological advancements and enhanced data speeds due to the migration to next generation systems, we believe that device manufacturers will introduce new innovative products, which we may distribute. Potential new product categories include wireless broadband; mobile media and applications including ring tones, images, games and music; and smart device enterprise solutions providing bundled wireless solutions to small and medium enterprise customers through the value-added resellers and system integrator channels. We launched our AWS business during 2005 in line with this strategy.

Expand Existing Product and Service Offerings in Current Markets. Our plan includes the transfer of our industry know-how, relationships, and capabilities from one market to another in an effort to expand our product and service offerings within our current markets. This is intended to enhance the service offerings and product lines of some of our operations, which have relatively limited product lines and service offerings as compared to the collective product and service offerings of the entire Company. Opportunities in expanding our product lines include wireless handsets, data devices, memory cards, sim-cards and accessories. Opportunities in expanding our service offerings include product fulfillment, electronic prepaid recharge services, reverse logistics management, repair services, and activation services.

Continue to Build and Promote the Brightpoint Brand within the Global Wireless Industry. Many of our customers and suppliers operate in multiple markets globally. We believe that strengthening our corporate brand and delivering a consistent message globally may allow us to compete for business more effectively than local unbranded distribution companies or logistic services providers who are not solely dedicated to serving the global wireless industry. We have developed distribution and logistics expertise that is unique to the global wireless industry and, with a solid brand, plan on pursuing opportunities to further grow our business.

Customers

We provide our products and services to a customer base of approximately 20,000 mobile operators, MVNOs, manufacturers, independent agents and dealers, retailers, and other distributors. During 2006, customers in each of our primary sales channels include the following:

Mobile Operators and MVNOs: ALLTEL (United States), Amp'd Mobile (United States), Dobson Cellular (United States), IDT (United States), MetroPCS (United States), Sprint Nextel (United States), T-Mobile (United States), TracFone (United States), Virgin Mobile (United States), COMCEL (Colombia), SingTel (Australia), Telstra (Australia), Vodafone (Australia, New Zealand and Germany), Reliance Infocomm (India), Tata TeleServices (India), Netcom (Norway), Tele2 (Sweden) and T-Mobile Slovensko (Slovakia)

Dealers and Agents: Moorehead Communications (United States), One Stop Cellular (United States), Wireless One (United States), Fone Zone (Australia), First Mobile Group (New Zealand), MV2 Telecoms Shop (Philippines), Dialect (Sweden) and Klartsvar (Sweden)

Mass Retailers: Best Buy (United States), Target (United States), Strathfield (Australia), Woolworth's Group (Australia), and Pressbyran (Sweden)

Other Distributors: Strax (United States), Wireless Channels (United States), Generation Next Group (formerly Computech) (Hong Kong and Singapore), Raduga Pte. Ltd (Singapore) and Excel International Limited (Hong Kong)

For 2006, 2005 and 2004, aggregate revenues generated from our five largest customers accounted for approximately 26%, 26% and 24% of our total revenue. In 2006, 2005 and 2004, Generation Next Group, a customer of our Brightpoint Asia Limited operations, accounted for approximately 13%, 12% and 12% of our total revenue and 29%, 23% and 22% of the Asia-Pacific division's revenue. At December 31, 2006 and 2005, there were no amounts owed to us from Generation Next. See Item 1A, "Risk Factors" – "THE LOSS OR REDUCTION IN ORDERS FROM PRINCIPAL CUSTOMERS OR A REDUCTION IN PRICES WE ARE ABLE TO CHARGE THESE CUSTOMERS COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS."

We generally sell our products pursuant to customer purchase orders and subject to our terms and conditions. We generally ship products on the same day orders are received from the customer. Unless otherwise requested, substantially all of our products are delivered by common freight carriers. Because orders are filled shortly after receipt, backlog is generally not material to our business. Our logistic services are typically provided pursuant to agreements with terms between one and three years which generally may be terminated by either party subject to a short notice period.

Purchasing and Suppliers

We have established key relationships with leading manufacturers of wireless voice and data equipment such as High Tech Computer Corp., Kyocera, LG Electronics, Motorola, Nokia, Samsung, Siemens, Sony Ericsson and UTStarcom. We generally negotiate directly with manufacturers and suppliers in order to obtain inventories of brand name products Inventory purchases are based on customer demand, product availability, brand name recognition, price, service, and quality Certain of our suppliers may provide favorable purchasing terms to us, including credit, price protection, cooperative advertising, volume incentive rebates, stock balancing and marketing allowances. Product manufacturers typically provide limited warranties directly to the end consumer or to us, which we generally pass through to our customers. In certain limited circumstances, we provide warranties directly to the end customer.

Revenue from the sale of Nokia (our largest supplier of wireless devices and accessories) products represented approximately 47%, 52% and 58% of total revenue in 2006, 2005 and 2004. None of the products we sold from our other suppliers accounted for 10% or more of our total revenue in 2006, 2005 or 2004. Loss of the applicable contracts with Nokia or other suppliers, or failure by Nokia or other suppliers to supply competitive products on a timely basis, at competitive prices and on favorable terms, or at all, would have a material adverse effect on our revenue and operating margins and our ability to obtain and deliver products on a timely and competitive basis. See — "Competition."

We maintain agreements with certain of our significant suppliers, all of which relate to specific geographic areas. Our agreements may be subject to certain conditions and exceptions including the retention by manufacturers of certain direct accounts and restrictions regarding our sale of products supplied by certain other competing manufacturers and to certain mobile operators. Typically our agreements with suppliers are non-exclusive. Our supply agreements may require us to satisfy purchase requirements based upon forecasts provided by us, in which a portion of these forecasts may be binding. Our supply agreements generally can be terminated on short notice by either party. We purchase products from manufacturers pursuant to purchase orders placed from time to time in the ordinary course of business. Purchase orders are typically filled, subject to product availability, and shipped to our designated warehouses by common freight carriers. We believe that our relationships with our suppliers are generally good. Any failure or delay by our suppliers in supplying us with products on favorable terms and at competitive prices would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our significant suppliers, or if any supplier imposes substantial price increases or eliminates favorable terms provided to us and alternative sources of supply are not readily available, it may have a material adverse effect on our results of operations.

Sales and Marketing

We promote our product lines, our capabilities and the benefits of certain of our business models through advertising in trade publications and attending various international, national and regional trade shows, as well as through direct mail solicitation, media advertising and telemarketing activities. Our suppliers and customers use a variety of methods to promote their products and services directly to consumers, including Internet, print and media advertising.

Our sales and marketing efforts are coordinated in each of our three regional divisions by key personnel responsible for that particular division. Divisional management devotes a substantial amount of their time to developing and maintaining relationships with our customers and suppliers. In addition to managing the overall operations of the divisions, each division's sales and operations centers are managed by either general or country managers who report to the appropriate member of divisional management and are responsible for the daily sales and operations of their particular location. Each country has sales associates who specialize in or focus on sales of our products and services to a specific customer or customer category (e.g., mobile operator, MVNOs, dealers and agents, reseller, retailer, subscriber, etc.). In addition, in many markets we have dedicated a sales force to manage most of our mobile operator relationships and to promote our logistic services including our activation services and prepaid airtime business models. Including support and retail outlet personnel, we had 489 employees involved in sales and marketing at December 31, 2006, of which 219 are in our Americas division, 102 in our Europe division, and 168 in our Asia-Pacific division.

Seasonality

The operating results of each of our three divisions may be influenced by a number of seasonal factors in the different countries and markets in which we operate. These factors may cause our revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to:

- promotions and subsidies by mobile operators;
- the timing of local holidays and other events affecting consumer demand;
- the timing of the introduction of new products by our suppliers and competitors;
- purchasing patterns of customers in different markets;
- general economic conditions; and
- product availability and pricing.

Consumer electronics and retail sales in many geographic markets tend to experience increased volumes of sales at the end of the calendar year, largely because of gift-giving holidays. This and other seasonal factors have contributed to increases in our revenue during the fourth quarter in certain markets. Conversely, we have experienced decreases in demand in the first quarter subsequent to the higher level of activity in the preceding fourth quarter. Our operating results may continue to

We have significant future payment obligations pursuant to purchases of wireless devices, including significant purchases of wireless devices as part of an expanded global relationship with a major original equipment manufacturer. There can be no assurance that we will be able to sell these devices before payment is due and at prices above our cost. Either of these risks could have a negative effect on our operations and future liquidity.

The loss or reduction in orders from principal customers or a reduction in prices we are able to charge these customers could materially adversely affect our business. In 2006, 2005 and 2004 Generation Next Group accounted for approximately 13%, 12% and 12% of our total revenue and 29%, 23% and 22% of the Asia-Pacific division's revenue. At December 31, 2006 and 2005, there were no amounts owed to us from Generation Next Group. Many of our customers in the markets we serve have experienced severe price competition and for this and other reasons may seek to obtain products or services from us at lower prices than we have been able to provide these customers in the past. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or the inability to maintain current terms, including price, with these or other customers could have an adverse effect on our financial condition, results of operations and liquidity. Although we have entered into contracts with certain of our largest logistic services customers, we previously have experienced losses of certain of these customers through expiration or cancellation of our contracts with them and there can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods.

Our business may be adversely impacted by consolidation of mobile operators. The past several years have witnessed a consolidation within the mobile operator community, and this trend is expected to continue. This trend could result in a reduction or elimination of promotional activities by the remaining mobile operators as they seek to reduce their expenditures, which could in turn, result in decreased demand for our products or services. Moreover, consolidation of mobile operators reduces the number of potential contracts available to us and other providers of logistic services. We could also lose business if mobile operators, which are our customers, are acquired by other mobile operators that are not our customers.

We buy a significant amount of our products from a limited number of suppliers, who may not provide us with competitive products at reasonable prices when we need them in the future. We purchase wireless devices and accessories that we sell from wireless communications equipment manufacturers, distributors and network operators. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing and other terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not offer us competitive products on favorable terms without delays. From time to time we have been unable to obtain sufficient product supplies from manufacturers in many markets in which we operate. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal suppliers, or if these suppliers are unable to fulfill our product needs, or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, this may result in a loss of customers and may have a material adverse effect on our results of operations.

We have debt facilities, which could prevent us from borrowing additional funds, if needed. Our global credit facility is secured by primarily all of our domestic assets and other foreign assets and stock pledges. Our borrowing availability is based primarily on a leverage ratio test, measured as total funded indebtedness over EBITDA adjusted as defined in the Credit Agreement. Consequently, any significant decrease in adjusted EBITDA could limit our ability to borrow additional funds to adequately finance our operations and expansion strategies. The terms of our global credit facility also include negative covenants that, among other things, may limit our ability to incur additional indebtedness, sell certain assets and make certain payments, including but not limited to, dividends, repurchases of Common Stock and other payments outside the normal course of business as well as prohibiting us from merging or consolidating with another corporation or selling all or substantially all of our assets in the United States or assets of any other named borrower. If we violate any of these loan covenants, default on these obligations or become subject to a change of control, our subsidiaries' indebtedness under the Credit Agreement would become immediately due and payable, and the banks could foreclose on its security.

We may have difficulty collecting our accounts receivable. We currently offer and intend to offer open account terms to certain of our customers, which may subject us to credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. The collection of our accounts receivable and our ability to accelerate our collection cycle through the sale of accounts receivable is affected by several factors, including, but not limited to, our credit granting policies, contractual provisions, our customers' and our overall credit rating favorable terms, or at all, would have a material adverse effect on our revenue and operating margins and our ability to obtain and deliver products on a timely and competitive basis. See — "Competition."

We maintain agreements with certain of our significant suppliers, all of which relate to specific geographic areas. Our agreements may be subject to certain conditions and exceptions including the retention by manufacturers of certain direct accounts and restrictions regarding our sale of products supplied by certain other competing manufacturers and to certain mobile operators. Typically our agreements with suppliers are non-exclusive. Our supply agreements may require us to satisfy purchase requirements based upon forecasts provided by us, in which a portion of these forecasts may be binding. Our supply agreements generally can be terminated on short notice by either party. We purchase products from manufacturers pursuant to purchase orders placed from time to time in the ordinary course of business. Purchase orders are typically filled, subject to product availability, and shipped to our designated warehouses by common freight carriers. We believe that our relationships with our suppliers are generally good. Any failure or delay by our suppliers in supplying us with products on favorable terms and at competitive prices would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our significant suppliers, or if any supplier imposes substantial price increases or eliminates favorable terms provided to us and alternative sources of supply are not readily available, it may have a material adverse effect on our results of operations.

Sales and Marketing

We promote our product lines, our capabilities and the benefits of certain of our business models through advertising in trade publications and attending various international, national and regional trade shows, as well as through direct mail solicitation, media advertising and telemarketing activities. Our suppliers and customers use a variety of methods to promote their products and services directly to consumers, including Internet, print and media advertising.

Our sales and marketing efforts are coordinated in each of our three regional divisions by key personnel responsible for that particular division. Divisional management devotes a substantial amount of their time to developing and maintaining relationships with our customers and suppliers. In addition to managing the overall operations of the divisions, each division's sales and operations centers are managed by either general or country managers who report to the appropriate member of divisional management and are responsible for the daily sales and operations of their particular location. Each country has sales associates who specialize in or focus on sales of our products and services to a specific customer or customer category (e.g., mobile operator, MVNOs, dealers and agents, reseller, retailer, subscriber, etc.). In addition, in many markets we have dedicated a sales force to manage most of our mobile operator relationships and to promote our logistic services including our activation services and prepaid airtime business models. Including support and retail outlet personnel, we had 489 employees involved in sales and marketing at December 31, 2006, of which 219 are in our Americas division, 102 in our Europe division, and 168 in our Asia-Pacific division.

Seasonality

The operating results of each of our three divisions may be influenced by a number of seasonal factors in the different countries and markets in which we operate. These factors may cause our revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to:

- promotions and subsidies by mobile operators;
- the timing of local holidays and other events affecting consumer demand;
- the timing of the introduction of new products by our suppliers and competitors;
- purchasing patterns of customers in different markets;
- general economic conditions; and
- product availability and pricing.

Consumer electronics and retail sales in many geographic markets tend to experience increased volumes of sales at the end of the calendar year, largely because of gift-giving holidays. This and other seasonal factors have contributed to increases in our revenue during the fourth quarter in certain markets. Conversely, we have experienced decreases in demand in the first quarter subsequent to the higher level of activity in the preceding fourth quarter. Our operating results may continue to fluctuate significantly in the future. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could have a material adverse effect on our operating results. In addition, as a result of seasonal factors, interim results may not be indicative of annual results.

Competition

We operate in a highly competitive industry and in highly competitive markets and believe that such competition may intensify in the future. The markets for wireless voice and data products are characterized by intense price competition and significant price erosion over the lives of products. We compete principally on the basis of value in terms of price, capability, time, product knowledge, reliability, customer service and product availability. Our competitors may possess substantially greater financial, marketing, personnel and other resources than we do, which may enable them to withstand substantial price competition, launch new products and implement extensive advertising and promotional campaigns.

The distribution of wireless devices and the provision of logistic services within the global wireless industry have, in the past, been characterized by relatively low barriers to entry. Our ability to continue to compete successfully will be largely dependent on our ability to anticipate and respond to various competitive and other factors affecting the industry, including new or changing outsourcing requirements; new information technology requirements; new product introductions; inconsistent or inadequate supply of product; changes in consumer preferences; demographic trends; international, national, regional and local economic conditions; and discount pricing strategies and promotional activities by competitors.

The markets for wireless communications products and integrated services are characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence, short product life cycles and changing competition. Accordingly, our success is dependent upon our ability to anticipate and identify technological changes in the industry and successfully adapt our offering of products and services, to satisfy evolving industry and customer requirements. The wireless device industry is increasingly segmenting its product offering and introducing products with enhanced functionality that compete with other non-wireless consumer electronic products. Examples include wireless devices with embedded mega-pixel cameras, which now compete to a certain extent with non-wireless digital cameras, and wireless devices with MP3 capabilities that compete with non-wireless handheld audio players. These non-wireless consumer electronic products are distributed through other non-wireless distributors who may become our competitors as the wireless industry continues to introduce wireless devices with enhanced functionality. In addition, products that reach the market outside of normal distribution channels, such as gray market resellers, may also have an adverse impact on our operations.

Our current competition and specific competitors varies by service line and division as follows:

Product Distribution. Our product distribution business competes with broad-based wireless distributors who carry similar product lines and specialty distributors who may focus on segments within the wireless industry such as WLAN, Wi-Fi and accessories. To a lesser extent we compete with information technology distribution companies who offer wireless devices in certain markets. Manufacturers also sell their products directly to large mobile operators and as mobile operator customers grow in scale, manufacturers may pose a competitive threat to our business.

For product distribution, specific competitors and the divisions in which they generally compete with us include Aerovoice (Americas), BrightStar Corporation (Americas and Asia-Pacific), CellStar Corporation (Americas), Infosonics (Americas), Tessco Technologies (Americas), Cellnet Group Ltd. (Asia-Pacific), Logistics (Europe), Axcom (Europe), 20:20 Logistics (Europe), Dangaard Telecom A/S (Europe) and Ingram Micro (all divisions).

Logistic Services. Our logistic services business competes with general logistic services companies who provide logistic services to multiple industries and specialize more in the warehousing and transportation of finished goods. Manufacturers can also offer fulfillment services to our customers. Certain mobile operators have their own distribution and logistics infrastructure which competes with our outsource solutions.

For logistic services, specific competitors and the division in which they generally compete with us include Aftermarket Technologies Corp. (Americas), CAT Logistics (Americas), PFSweb, Inc. (Americas), Tessco Technologies (Americas), UPS Logistics (Americas), Avarto Logistics Services (Europe), Dangaard Telecom A/S (Europe) and Kuehne + Nagel (Americas and Europe).

Activation Services. Our activation services business competes with other specialists who establish and manage independent authorized retailers and value-added resellers and with mobile operators who have the infrastructure necessary to manage their indirect channels.

For activation services, specific competitors and the division in which they generally compete with us include American Wireless (Americas), Cellular Network Communication Group (Americas), QDI (Americas), Wireless Channels (Americas) and Avenir S.A. (Europe).

Prepaid Airtime. Our prepaid airtime business competes with broad-based wireless distributors who sell prepaid airtime, specialty distributors who focus on prepaid airtime and companies who manufacture or distribute electronic in-store terminals capable of delivering prepaid airtime. To a lesser extent we compete with mobile operators themselves as they distribute prepaid airtime through their own retail channels.

For prepaid airtime, specific competitors and the divisions in which they generally compete with us include American Wireless (Americas), InComm (Americas), Alphyra (Europe), Dangaard Telecom A/S (Europe) and Euronet (Europe).

Information Systems

The success of our operations is largely dependent on the functionality, architecture, performance and utilization of our information systems. We have, and continue to implement, business applications that enable us to provide our customers and suppliers with solutions for the distribution of their products. These solutions include, but are not limited to, e-commerce; electronic data interchange (EDI); web-based order entry, account management, supply chain management; warehouse management, serialized inventory tracking, inventory management and reporting. During 2006, 2005 and 2004, we invested approximately $9.6 million, $5.0 million and $4.6 million, in our information systems with the focus of increasing the functionality and flexibility of our systems. In the future, we intend to invest to further develop those solutions and integrate our internal information systems throughout all of our divisions. At December 31, 2006, there were approximately 105 employees in our information technology departments worldwide.

Employees

As of December 31, 2006, we had 2,112 employees; 1,027 in our Americas division, 861 in our Asia-Pacific division and 224 in our Europe division. Of these employees, five were in executive officer positions, 1,215 were engaged in service operations, 489 were in sales and marketing and 403 were in finance and administration (including information technology employees). Our distribution activities and logistic services are labor-intensive and we utilize temporary laborers, particularly in our Americas division. At December 31, 2006, we had 2,672 temporary laborers; 2,429 in our Americas division, 199 in our Asia-Pacific division and 44 in our Europe division. Of these temporary laborers, approximately 1,288 were engaged in service operations, 1,218 were in sales and marketing and 166 were in finance and administration. Worldwide, none of our employees are covered by a collective bargaining agreement, except for national collective labor agreements in Finland. We believe that our relations with our employees are good. See Item 1A, "Risk Factors" — "WE ARE SUBJECT TO CERTAIN PERSONNEL RELATED ISSUES."

Segment and Geographic Financial Information

Financial information concerning our segments and other geographic financial information is included in Note 1 to the Consolidated Financial Statements of this Annual Report on Form 10-K.

Item 1A. Risk Factors.

There are many important factors that have affected, and in the future could affect our business, including the factors discussed below which should be reviewed carefully, in conjunction with the other information contained in this Form 10-K. Some of these factors are beyond our control and future trends are difficult to predict. In addition, various statements, discussions and analyses throughout this Form 10-K are not based on historical fact and contain forward-looking statements. These statements are also subject to certain risks and uncertainties, including those discussed below, which could cause our actual results to differ materially from those expressed or implied in any forward-looking statements made by us. Readers are cautioned not to place undue reliance on any forward-looking statement contained in this Form 10-K and should also be aware that we undertake no obligation to update any forward-looking information contained herein to reflect events or circumstances after the date of this Form 10-K or to reflect the occurrence of unanticipated events.

We have significant future payment obligations pursuant to purchases of wireless devices, including significant purchases of wireless devices as part of an expanded global relationship with a major original equipment manufacturer. There can be no assurance that we will be able to sell these devices before payment is due and at prices above our cost. Either of these risks could have a negative effect on our operations and future liquidity.

The loss or reduction in orders from principal customers or a reduction in prices we are able to charge these customers could materially adversely affect our business. In 2006, 2005 and 2004 Generation Next Group accounted for approximately 13%, 12% and 12% of our total revenue and 29%, 23% and 22% of the Asia-Pacific division's revenue. At December 31, 2006 and 2005, there were no amounts owed to us from Generation Next Group. Many of our customers in the markets we serve have experienced severe price competition and for this and other reasons may seek to obtain products or services from us at lower prices than we have been able to provide these customers in the past. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or the inability to maintain current terms, including price, with these or other customers could have an adverse effect on our financial condition, results of operations and liquidity. Although we have entered into contracts with certain of our largest logistic services customers, we previously have experienced losses of certain of these customers through expiration or cancellation of our contracts with them and there can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods.

Our business may be adversely impacted by consolidation of mobile operators. The past several years have witnessed a consolidation within the mobile operator community, and this trend is expected to continue. This trend could result in a reduction or elimination of promotional activities by the remaining mobile operators as they seek to reduce their expenditures, which could in turn, result in decreased demand for our products or services. Moreover, consolidation of mobile operators reduces the number of potential contracts available to us and other providers of logistic services. We could also lose business if mobile operators, which are our customers, are acquired by other mobile operators that are not our customers.

We buy a significant amount of our products from a limited number of suppliers, who may not provide us with competitive products at reasonable prices when we need them in the future. We purchase wireless devices and accessories that we sell from wireless communications equipment manufacturers, distributors and network operators. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing and other terms. Our agreements with our suppliers are generally non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. We generally purchase products pursuant to purchase orders placed from time to time in the ordinary course of business. In the future, our suppliers may not offer us competitive products on favorable terms without delays. From time to time we have been unable to obtain sufficient product supplies from manufacturers in many markets in which we operate. Any future failure or delay by our suppliers in supplying us with products on favorable terms would severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal suppliers, or if these suppliers are unable to fulfill our product needs, or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, this may result in a loss of customers and may have a material adverse effect on our results of operations.

We have debt facilities, which could prevent us from borrowing additional funds, if needed. Our global credit facility is secured by primarily all of our domestic assets and other foreign assets and stock pledges. Our borrowing availability is based primarily on a leverage ratio test, measured as total funded indebtedness over EBITDA adjusted as defined in the Credit Agreement. Consequently, any significant decrease in adjusted EBITDA could limit our ability to borrow additional funds to adequately finance our operations and expansion strategies. The terms of our global credit facility also include negative covenants that, among other things, may limit our ability to incur additional indebtedness, sell certain assets and make certain payments, including but not limited to, dividends, repurchases of Common Stock and other payments outside the normal course of business as well as prohibiting us from merging or consolidating with another corporation or selling all or substantially all of our assets in the United States or assets of any other named borrower. If we violate any of these loan covenants, default on these obligations or become subject to a change of control, our subsidiaries' indebtedness under the Credit Agreement would become immediately due and payable, and the banks could foreclose on its security.

We may have difficulty collecting our accounts receivable. We currently offer and intend to offer open account terms to certain of our customers, which may subject us to credit risks, particularly in the event that any receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. The collection of our accounts receivable and our ability to accelerate our collection cycle through the sale of accounts receivable is affected by several factors, including, but not limited to, our credit granting policies, contractual provisions, our customers' and our overall credit rating as determined by various credit rating agencies, industry and economic conditions, the ability of the customer to provide security, collateral or guarantees relative to credit granted by us, the customer's and our recent operating results, financial position and cash flows and our ability to obtain credit insurance on amounts that we are owed. Adverse changes in any of these factors, certain of which may not be wholly in our control, could create delays in collecting or an inability to collect our accounts receivable which could have a material adverse effect on our financial position, cash flows and results of operations.

Our future operating results will depend on our ability to continue to increase volumes and maintain margins. A large percentage of our total revenues is derived from sales of wireless devices, a part of our business that operates on a high-volume, low-margin basis. Our ability to generate these sales is based upon demand for wireless voice and data products and our having adequate supply of these products. The gross margins that we realize on sales of wireless devices could be reduced due to increased competition or a growing industry emphasis on cost containment. However, a sales mix shift to fee-based logistic services may place negative pressure on our revenue growth while having a positive impact on our gross margins. Therefore, our future profitability will depend on our ability to maintain our margins or to increase our sales to help offset future declines in margins. We may not be able to maintain existing margins for products or services offered by us or increase our sales. Even if our sales rates do increase, the gross margins that we receive from our sales may not be sufficient to make our future operations profitable.

Our business growth strategy includes acquisitions. We have acquired businesses in the past and plan to continue to do so in the future based on our global business strategy. Prior or future acquisitions may not meet our expectations at the time of purchase, which could adversely affect our operations causing operating losses and subsequent write-downs due to asset impairments.

The market price of our Common Stock may continue to be volatile. The market price of our Common Stock has fluctuated significantly from time to time since our initial public offering in April 1994. The trading price of our Common Stock could experience significant fluctuations in the future in response to certain factors, which could include actual or anticipated variations in our quarterly operating results or financial position; repurchases of Common Stock; commencement of litigation; the introduction of new services, products or technologies by us, our suppliers or our competitors; changes in other conditions or trends in the wireless voice and data industry; changes in governmental regulation and the enforcement of such regulation; changes in the assessment of our credit rating as determined by various credit rating agencies; or changes in securities analysts' estimates of our future performance or that of our competitors or our industry in general. General market price declines or market volatility in the prices of stock for companies in the global wireless industry or in the distribution or logistic services sectors of the global wireless industry could also affect the market price of our Common Stock.

Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us in the future. We provide functions such as distribution, inventory management, fulfillment, customized packaging, prepaid and e-commerce solutions, activation management and other outsourced services for many wireless manufacturers and network operators. Certain wireless equipment manufacturers and network operators have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the global wireless industry rely on outsourced logistic services such as the services we provide. Any significant change in the market for our outsourced services could have a material adverse effect on our business. Our outsourced services are generally provided under multi-year renewable contractual arrangements. Service periods under certain of our contractual arrangements are expiring or will expire in the near future. The failure to obtain renewals or otherwise maintain these agreements on terms, including price, consistent with our current terms could have a material adverse effect on our business.

We depend on third parties to manufacture products that we distribute and, accordingly, rely on their quality control procedures. Product manufacturers typically provide limited warranties directly to the end consumer or to us, which we generally pass through to our customers. If a product we distribute for a manufacturer has quality or performance problems, our ability to provide products to our customers could be disrupted, which could adversely affect our operations.

Our operations may be materially affected by fluctuations in regional demand patterns and economic factors. The demand for our products and services has fluctuated and may continue to vary substantially within the regions served by us. We believe that the enhanced functionality of wireless devices and the roll-out of next generation systems has had and will continue to have an effect on overall subscriber growth and handset replacement demand. Economic slow-downs in regions served by us or changes in promotional programs offered by mobile operators may lower consumer demand and create higher levels of inventories in our distribution channels which results in lower than anticipated demand for the products and services that we offer and can decrease our gross and operating margins. A prolonged economic slow-down in the United States or any other region in which we have significant operations could negatively impact our results of operations and financial position.

Rapid technological changes in the global wireless industry could have a material adverse effect on our business. The technology relating to wireless voice and data equipment changes rapidly resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products or services which have perceived or actual advantages over our service offerings or products that we handle or which otherwise render those products or services obsolete or less marketable. We have made and continue to make significant working capital investments in accordance with evolving industry and customer requirements including maintaining levels of inventories of currently popular products that we believe are necessary based on current market conditions. These concentrations of working capital increase our risk of loss due to product obsolescence.

We rely on our suppliers to provide trade credit facilities to adequately fund our on-going operations and product purchases. Our business is dependent on our ability to obtain adequate supplies of currently popular product at favorable pricing and on other favorable terms. Our ability to fund our product purchases is dependent on our principal suppliers providing favorable payment terms that allow us to maximize the efficiency of our capital usage. The payment terms we receive from our suppliers is dependent on several factors, including, but not limited to, pledged cash requirements, our payment history with the supplier, the supplier's credit granting policies, contractual provisions, our overall credit rating as determined by various credit rating agencies, industry conditions, our recent operating results, financial position and cash flows and the supplier's ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, could have a material adverse effect on our operations.

A significant percentage of our revenues are generated outside of the United States in countries that may have volatile currencies or other risks. We maintain operations centers and sales offices in territories and countries outside of the United States. The fact that our business operations are conducted in many countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, shipping delays, the risk of failure or material interruption of wireless systems and services, possible wireless product supply interruption and potentially significant increases in wireless product prices. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently have operations. U.S. laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. We purchase and sell products and services in a number of foreign currencies, many of which have experienced fluctuations in currency exchange rates. In the past, we entered into forward exchange swaps, futures or options contracts as a means of hedging our currency transaction and balance sheet translation exposures. However, our management has had limited prior experience in engaging in these types of transactions. Even if done well, hedging may not effectively limit our exposure to a decline in operating results due to foreign currency translation. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We have ceased operations or divested several of our foreign operations because they were not performing to acceptable levels. These actions resulted in significant losses to us. We may in the future, decide to divest certain existing foreign operations, which could result in our incurring significant additional losses.

Natural disasters, epidemics, hostilities and terrorist acts could disrupt our operations. Although we have implemented policies and procedures designed to minimize the effects of natural disasters, epidemics, outbreak of hostilities or terrorist attacks in markets served by us or on our facilities, the actual effect of any such events on our operations cannot be determined at this time. However, we believe any of these events could have a negative impact on our operations.

We make significant investments in the technology used in our business and rely on that technology to function effectively without interruptions. We have made significant investments in information systems technology and have focused on the application of this technology to provide customized logistic services to wireless communications equipment manufacturers and network operators. Our ability to meet our customers' technical and performance requirements is highly dependent on the effective functioning of our information technology systems. Further, certain of our contractual arrangements to provide services contain performance measures and criteria that if not met could result in early termination of the agreement and claims for damages. In connection with the implementation of this technology we have incurred significant costs and have experienced significant business interruptions. Business interruptions can cause us to fall below acceptable performance levels pursuant to our customers' requirements and could result in the loss of the related business relationship. We may experience additional costs and periodic business interruptions related to our information systems as we implement new information systems in our various operations. Our sales and marketing efforts, a large part of which are telemarketing based, are highly dependent on computer and telephone equipment. We anticipate that we will need to continue to invest significant amounts to enhance our information systems in order to maintain our competitiveness and to develop new logistic services. Our property and business interruption insurance may not compensate us adequately, or at all, for losses that we may incur if we lose our equipment or systems either temporarily or permanently. In addition, a significant increase in the costs of additional technology or telephone services that are not recoverable through an increase in the price of our services could have a material adverse effect on our results of operations.

We may become subject to suits alleging medical risks associated with our wireless devices. Lawsuits or claims have been filed or made against manufacturers of wireless devices over the past years alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications devices. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless devices has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless devices. We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless devices or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless devices.

The global wireless industry is intensely competitive and we may not be able to continue to compete successfully in this industry. We compete for sales of wireless voice and data equipment, and expect that we will continue to compete, with numerous well-established mobile operators, distributors and manufacturers, including our own suppliers. As a provider of logistic services, we also compete with other distributors, logistic services companies and electronic manufacturing services companies. Many of our competitors possess greater financial and other resources than we do and may market similar products or services directly to our customers. The global wireless industry has generally had low barriers to entry. As a result, additional competitors may choose to enter our industry in the future. The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements, the entry of additional well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As wireless telecommunications markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

We may not be able to manage and sustain future growth at our historical or current rates. In prior years we have experienced domestic and international growth. We will need to manage our expanding operations effectively, maintain or accelerate our growth as planned and integrate any new businesses which we may acquire into our operations successfully in order to continue our desired growth. If we are unable to do so, particularly in instances in which we have made significant capital investments, it could have a material adverse effect on our operations. Our ability to absorb, through revenue growth, the increasing operating costs that we have incurred and continue to incur in connection with our activities and the execution of our strategy could have a material adverse effect on future earnings. In addition, our growth prospects could be adversely affected by a decline in the global wireless industry generally or in one of our regional divisions, either of which could result in reduction or deferral of expenditures by prospective customers.

Our business strategy includes entering into relationships and financings, which may provide us with minimal returns or losses on our investments. We have entered into several relationships with wireless equipment manufacturers, mobile operators and other participants in our industry. For example, we have invested in our AWS business, which may or may not provide us with acceptable returns. We intend to continue to enter into similar relationships as opportunities arise. We may enter into distribution or logistic services agreements with these parties and may provide them with equity or debt financing. Our ability to achieve future profitability through these relationships will depend in part upon the economic viability, success and motivation of the entities we select as partners and the amount of time and resources that these partners devote to our alliances. We may receive minimal or no business from these relationships and joint ventures, and any business we receive may not be significant or at the level we anticipated. The returns we receive from these relationships, if any, may not offset possible losses or our investments or the full amount of financings that we make upon entering into these relationships. We may not achieve acceptable returns on our investments with these parties within an acceptable period or at all.

Our operating results frequently vary significantly and respond to seasonal fluctuations in purchasing patterns. The operating results of each of our three divisions may be influenced by a number of seasonal factors in the different countries and markets in which we operate. These factors may cause our revenue and operating results to fluctuate on a quarterly basis. These fluctuations are a result of several factors, including, but not limited to promotions and subsidies by mobile operators; the timing of local holidays and other events affecting consumer demand; the timing of the introduction of new products by our suppliers and competitors; purchasing patterns of customers in different markets; general economic conditions; and product availability and pricing.

Consumer electronics and retail sales in many geographic markets tend to experience increased volumes of sales at the end of the calendar year, largely because of gift-giving holidays. This and other seasonal factors have contributed to increases in our sales during the fourth quarter in certain markets. Conversely, we have experienced decreases in demand in the first quarter subsequent to the higher level of activity in the preceding fourth quarter. Our operating results may continue to fluctuate significantly in the future. If unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could have a material adverse effect on our operating results. In addition, as a result of seasonal factors, interim results may not be indicative of annual results. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional analysis on seasonality.

We are subject to certain personnel related issues. Our success depends in large part on the abilities and continued service of our executive officers and other key employees. Although we have entered into employment agreements with several of our officers and employees, we may not be able to retain their services. We also have non-competition agreements with our executive officers and some of our existing key personnel. However, courts are sometimes reluctant to enforce non-competition agreements. The loss of executive officers or other key personnel could have a material adverse effect on us. In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. Some labor markets are very competitive. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

We are subject to a number of regulatory and contractual restrictions governing our relations with certain of our employees, including national collective labor agreements for certain of our employees who are employed outside of the United States and individual employer labor agreements. These arrangements address a number of specific issues affecting our working conditions including hiring, work time, wages and benefits, and termination of employment. We could be required to make significant payments in order to comply with these requirements. The cost of complying with these requirements may materially adversely affect our business and financial condition.

Our distribution activities and logistic services are labor-intensive, and we experience high personnel turnover and can be adversely affected by shortages in the available labor force in geographical areas where we operate. A significant portion of our labor force is contracted through temporary agencies and a significant portion of our costs consists of wages to hourly workers. Growth in our business, together with seasonal increases in net revenue, requires us to recruit and train personnel at an accelerated rate from time to time. We may not be able to continue to hire, train and retain a significant labor force of qualified individuals when needed, or at all. An increase in hourly costs, employee benefit costs, employment taxes or commission rates could have a material adverse effect on our operations. In addition, if the turnover rate among our labor force increased further, we could be required to increase our recruiting and training efforts and costs, and our operating efficiencies and productivity could decrease.

We rely to a great extent on trade secret and copyright laws and agreements with our key employees and other third parties to protect our proprietary rights. Our business success is substantially dependent upon our proprietary business methods and software applications relating to our information systems. We currently hold one patent relating to certain of our business methods.

With respect to other business methods and software we rely on trade secret and copyright laws to protect our proprietary knowledge. We also regularly enter into non-disclosure agreements with our key employees and limit access to and distribution of our trade secrets and other proprietary information. These measures may not prove adequate to prevent misappropriation of our technology. Our competitors could also independently develop technologies that are substantially equivalent or superior to our technology, thereby eliminating one of our competitive advantages. We also have offices and conduct our operations in a wide variety of countries outside the United States. The laws of some other countries do not protect our proprietary rights to the same extent as the laws in the United States. In addition, although we believe that our business methods and proprietary software have been developed independently and do not infringe upon the rights of others, third parties might assert infringement claims against us in the future or our business methods and software may be found to infringe upon the proprietary rights of others.

We have significant future payment obligations pursuant to certain leases and other long-term contracts. We lease our office and warehouse/distribution facilities under real property and personal equipment leases. Many of these leases are for terms that exceed one year and require us to pay significant monetary charges for early termination or breach by us of the lease terms. We cannot be certain of our ability to adequately fund these lease commitments from our future operations and our decision to modify, change or abandon any of our existing facilities could have a negative effect on our operations.

We may be unable to obtain and maintain adequate business insurance at a reasonable cost. Although we currently maintain general commercial, property liability and transportation insurance in amounts we believe are appropriate, it has become increasingly difficult in recent years to obtain adequate insurance coverage at a reasonable cost. Our operations could be adversely affected by a loss that is not covered by insurance due to our inability in the future to obtain adequate insurance. Moreover, increasing insurance premiums would adversely affect our future operating results.

There are amounts of our securities issuable pursuant to our 2004 Long-Term Incentive Plan and our Amended and Restated Independent Director Stock Compensation Plan that, if issued, could result in dilution to existing shareholders, reduce earnings in future periods and adversely affect the market price of our Common Stock. We have reserved a significant number of shares of Common Stock that may be issuable pursuant to these plans. Grants made under these plans could result in dilution to existing shareholders.

We have instituted measures to protect us against a takeover. Certain provisions of our By-laws, shareholders rights and option plans, certain employment agreements and the Indiana Business Corporation Law are designed to protect us in the event of a takeover attempt. These provisions could prohibit or delay mergers or attempted takeovers or changes in control of us and, accordingly, may discourage attempts to acquire us.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We provide our distribution and logistic services from our sales and operations centers located in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Slovakia, Sweden, the United Arab Emirates and the United States. All of these facilities are occupied pursuant to operating leases. The table below summarizes information about our sales and operations centers by operating division.

	Number of Locations(1)	Aggregate Square Footage
Americas	5	1,300,323
Asia-Pacific	5	161,762
Europe	5	161,623
	15	1,623,708

(1) Refers to facilities operated by the Company that are greater than 1,000 square feet.

We believe that our existing facilities are adequate for our current requirements and that suitable additional space will be available as needed to accommodate future expansion of our operations.

Item 3. Legal Proceedings.

The Company is from time to time involved in certain legal proceedings in the ordinary course of conducting its business. While the ultimate liability pursuant to these actions cannot currently be determined, the Company believes these legal proceedings will not have a material adverse effect on its financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

During the fourth quarter of 2006, no matters were submitted to a vote of security holders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our Common Stock is listed on the NASDAQ Stock Market under the symbol CELL. The following tables set forth, for the periods indicated, the high and low sale prices for the Common Stock as reported by the NASDAQ Stock Market.

2006	High	Low
First Quarter	$ 25.88	$ 15.94
Second Quarter	27.90	13.25
Third Quarter	17.10	10.96
Fourth Quarter	14.65	11.35

2005	High	Low
First Quarter	$ 7.64	$ 5.89
Second Quarter	8.74	6.83
Third Quarter	11.07	8.43
Fourth Quarter	16.71	10.13

The Company has declared the following forward and reverse common stock splits. All of the forward stock splits were effected in the form of common stock dividends.

Declaration Date	Dividend Payment or Stock Split Effective Date	Split Ratio
August 31, 1995	September 20, 1995	5 for 4
November 12, 1996	December 17, 1996	3 for 2
January 28, 1997	March 3, 1997	5 for 4
October 22, 1997	November 21, 1997	2 for 1
June 26, 2002	June 27, 2002	1 for 7
July 29, 2003	August 25, 2003	3 for 2
September 15, 2003	October 15, 2003	3 for 2
August 12, 2005	September 15, 2005	3 for 2
December 5, 2005	December 30, 2005	3 for 2
May 9, 2006	May 31, 2006	6 for 5

At February 21, 2007, there were 298 shareholders of record.

We have not paid cash dividends on our Common Stock other than S corporation distributions made to shareholders during periods prior to the rescissions of S corporation elections. In addition, certain of our bank agreements require consent from the lender prior to declaring or paying cash dividends, making capital distributions or other payments to shareholders. The Board of Directors intends to continue a policy of retaining earnings to finance the growth and development of the business and does not expect to declare or pay any cash dividends in the foreseeable future.

The information regarding equity compensation plans is incorporated by reference to Item 12 of this Form 10-K, which incorporates by reference the information set forth in the Company's Definitive Proxy Statement in connection with the 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

The following line graph compares, from January 1, 2002 through December 31, 2006, the cumulative total shareholder return on the Company's Common Stock with the cumulative total return on the stocks comprising the S&P SmallCap 600 Index, NASDAQ Market Value Index and the Hemscott Group Index (the Coredata Group Index was renamed the Hemscott Group Index in March of 2005). The comparison assumes $100 was invested on January 2, 2002 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of all cash dividends, if any, paid on such securities. The Company has not paid any cash dividends and, therefore, the cumulative total return calculation for the Company is based solely upon share price appreciation and not upon reinvestment of cash dividends. Historical share price is not necessarily indicative of future stock price performance.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BRIGHTPOINT, INC., NASDAQ MARKET INDEX
S&P SMALLCAP 600 INDEX AND HEMSCOTT GROUP INDEX


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BRIGHTPOINT, INC.
HEMSCOTT GROUP INDEX
NASDAQ MARKET INDEX
S&P SMALLCAP 600 INDEX

ASSUMES $100 INVESTED ON JAN. 1, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

The flowing table represents information with respect to purchases of Common Stock made by the Company during the three months ended December 31, 2006:

Month of purchase	Total number of shares Purchased (1)	Average price paid per share	Total number of shares purchased as part of the publicly announced program	Total amount purchased as part of the publicly announced program	Maximum dollar value of shares that may yet be purchased under the program
October 1 – October 31, 2006	-	-	-	-	$ -
November 1 – November 30, 2006	552	$13.24	-	-	-
December 1 – December 31, 2006	-	-	-	-	-
Total	552	$13.24	-	-	-

(1) Represents shares of Common Stock repurchased by the Company to pay employee withholding taxes due upon the vesting of restricted stock units.

Item 6. Selected Financial Data.

(Amounts in thousands, except per share data)

	Year Ended December 31,				
	2006[(1)]	2005[(1)]	2004	2003[(1)]	2002[(1)]
Revenue	$ 2,425,373	$ 2,140,177	$ 1,772,424	$ 1,692,580	$ 1,162,825
Gross profit	150,906	132,012	104,764	86,324	59,609
Operating income (loss) from continuing operations	48,371	44,353	35,567	20,355	(1,150)
Income from continuing operations	36,190	31,918	23,826	13,861	13,922
Total loss from discontinued operations, net of income taxes	(580)	(21,478)	(10,056)	(2,132)	(15,595)
Income (loss) before cumulative effect	35,610	10,440	13,770	11,729	(1,673)
Net income (loss)	35,610	10,440	13,770	11,729	(42,421)
Earnings (loss) per share - basic:[(2)]					
Income from continuing operations	$ 0.74	$ 0.67	$ 0.48	$ 0.28	$ 0.28
Discontinued operations	(0.01)	(0.45)	(0.20)	(0.04)	(0.32)
Cumulative effect of accounting change, net of tax	-	-	-	-	(0.84)
Net income (loss)	$ 0.73	$ 0.22	$ 0.28	$ 0.24	$ (0.88)
Earnings (loss) per share - diluted:[(2)]					
Income from continuing operations	$ 0.72	$ 0.64	$ 0.46	$ 0.27	$ 0.28
Discontinued operations	(0.02)	(0.43)	(0.19)	(0.04)	(0.32)
Cumulative effect of accounting change, net of tax	-	-	-	-	(0.84)
Net income (loss)	$ 0.70	$ 0.21	$ 0.27	$ 0.23	$ (0.88)

	2006	2005	2004	2003	2002
Working capital	$ 159,760	$ 121,336	$ 103,525	$ 96,839	$ 58,981
Total assets	778,353	487,824	437,584	444,690	336,302
Long-term obligations	3,750	-	-	-	-
Total liabilities	583,525	338,782	286,847	297,106	222,659
Shareholders' equity	194,828	149,042	150,737	147,584	113,643

(1) Operating data includes certain items that were recorded in the years presented as follows: facility consolidation charges (benefit) in 2006, 2005 and 2003; and cumulative effect of an accounting change in 2002. See Item 7, "Management's Discussion and Analysis of Financial Condition."

(2) Per share amounts for all periods have been adjusted to reflect the 6 for 5 Common Stock split (paid in the form of a stock dividend) effected on May 31, 2006, the 3 for 2 common stock splits (paid in the form of stock dividends) effected on December 30, 2005, September 15, 2005, October 15, 2003, and August 15, 2003, and the 1 for 7 reverse split effected on June 27, 2002.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW AND RECENT DEVELOPMENTS

Brightpoint, Inc. is a global leader in the distribution of wireless devices and accessories and provision of customized logistic services to the wireless industry including wireless network operators (also referred to as "mobile operators"), Mobile Virtual Network Operators (MVNOs) and manufacturers with operations centers and/or sales offices in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Portugal, Russia, Singapore, Slovakia, Sweden, the United Arab Emirates, the United Kingdom and the United States. We provide integrated logistic services including procurement, inventory management, software loading, kitting and customized packaging, fulfillment, credit services and receivables management, call center and activation services, website hosting, e-fulfillment solutions and other services within the global wireless industry. Our customers include mobile operators, MVNOs, resellers, retailers and wireless equipment manufacturers. We provide distribution and logistic services for wireless products manufactured by companies such as High Tech Computer Corp., Kyocera, LG Electronics, Motorola, Nokia, Samsung, Siemens, Sony Ericsson and UTStarcom.

We measure our performance by focusing on certain key performance indicators such as the number of wireless devices handled, gross margin by service line, operating income, cash flow, cash conversion cycle, return on invested capital and liquidity.

We manage our business based on two distinct service lines which include product distribution and logistic services. During 2006, wireless devices sold through distribution grew by 9%, and wireless devices handled through logistic services grew by 34%. While our distribution gross margin remained unchanged at 3.9%, our logistic services gross margin increased by 0.5 percentage points to 21.1%. We are focused on increasing the volume of wireless devices in total as opposed to increasing volume in one service line versus the other because both service lines provide a reasonable return in relation to the capital invested and the risk assumed.

Our revenues are significantly influenced by growth in the total number of wireless devices sold to subscribers globally by the entire industry. In 2006, it is estimated that the global wireless industry shipped approximately 975 million wireless devices. This was an increase of approximately 22% from 2005. The total number of wireless devices handled by us grew by 27% to 53.5 million devices from 2005. Revenues grew by 13% to $2.4 billion and income from continuing operations was $36.2 million or $0.72 per diluted share, which represented a 13% increase from 2005. Net income increased by 241% to $35.6 million, or $0.70 per diluted share, in 2006 from $10.4 million, or $0.21 per diluted share, in 2005.

Significant developments and events in 2006 and early 2007 include:

- *Proposed Dangaard Telecom A/S Transaction.* On February 19, 2007, we entered into a Stock Purchase Agreement, referred to as the Purchase Agreement, by and among us, Dangaard Holding A/S, a Danish company, referred to as the Shareholder, Dangaard Telecom A/S, a Danish company, referred to as the Target, and Nordic Capital Fund VI (for purposes of Sections 6.16 and 12.4 only), consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital Beta, L.P., Jersey limited partnerships acting through their general partner Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company.

  Upon consummation of the transactions contemplated by the Purchase Agreement, we will purchase all of the issued and outstanding capital stock of the Target from the Shareholder for a purchase price of (i) $100,000 in cash and (ii) 30,000,000 shares of our common stock, $0.01 par value, referred to as the Shares.

  As a condition to the closing of the transactions contemplated by the Purchase Agreement, we will execute the following additional agreements as of closing: (i) a Registration Rights Agreement by and between us and the Shareholder, referred to as the Registration Agreement, (ii) a Shareholder Agreement by and between us and the Shareholder, referred to as the Shareholder Agreement, and (iii) an Escrow Agreement by and among us, the Shareholder and an escrow agent, selected by us and reasonably acceptable to the Shareholder, referred to as the Escrow Agreement.

  In accordance with the Escrow Agreement, at closing, 3,000,000 of the Shares will be deposited into escrow for a period of three years to secure the indemnity obligations of the Shareholder to us under the Purchase Agreement.

  Under the Registration Agreement, we granted certain registration obligations to the Shareholder and its successors and permitted assigns.

Under the Shareholder Agreement, at the closing we are required to take all action to cause our Board of Directors to be comprised of nine Directors, which will include up to three Directors proposed by the Shareholder for review and approval by the Corporate Governance and Nominating Committee of our Board as nominees to our Board at closing. Thereafter, the number of directors that the Shareholder will have the right to propose to the Corporate Governance and Nominating Committee of our Board for future election to our Board (between none and three) will depend upon the level of the Shareholder's ownership percentage of our common stock as stated in the Shareholder Agreement.

The closing is subject to various conditions, including, but not limited to, certain regulatory approvals, lender approvals and the approval by our stockholders. We currently expect the transaction to close during June or July of 2007.

- *New Global Credit Facility.* On February 16, 2007, we entered into a Credit Agreement, referred to as the Credit Agreement, by and among us (and certain of our subsidiaries identified therein), Banc of America Securities LLC, as sole lead arranger and book manager, General Electric Capital Corporation, as syndication agent, ABN AMRO Bank N.V., as documentation agent, Wells Fargo Bank, N.A., as documentation agent, Bank of America, N.A., as administration agent and the other lenders party thereto. The Credit Agreement establishes a five year senior secured revolving credit facility with a line of credit in the initial amount of $165.0 million. The line of credit contains an uncommitted accordion facility pursuant to which we may be able to increase the total commitment under the revolving credit facility up to $240.0 million. The Credit Agreement is subject to certain financial covenants and is secured by a lien on certain of our property and a pledge of the voting stock issued by certain of our subsidiaries. The Credit Agreement replaces our $70.0 million North American asset based credit facility under the Amended and Restated Credit Agreement dated as of March 18, 2004, as amended, and the $50.0 million Australian Dollar (approximately $39.0 million U.S. Dollars) asset based credit facility in Australia under the Credit Agreement dated December 24, 2002, as amended.

- *Proposed CellStar Corporation Transaction.* On December 18, 2006, our wholly-owned subsidiary, 2601 Metropolis Corp., entered into a definitive agreement with CellStar Corporation and certain of its subsidiaries (CellStar) to acquire specific assets (and assume certain liabilities) used in connection with CellStar's U.S. operations and its Miami-based Latin America business for $88 million in cash (subject to certain adjustments). The closing of the proposed transaction, which is subject to the approval of Cellstar's stockholders and the completion of customary closing conditions, is expected to occur in late March or early April of 2007.

- *Supplier Diversification.* In September 2006, we made a significant purchase of wireless device inventory under the terms of an existing supply agreement in the Philippines. On November 7, 2006, we entered into a distribution agreement, whereby we were appointed as a distributor for Motorola wireless devices and related accessories covering various regions, with the initial focus of this master distribution agreement on Central Europe. In December 2006, we made a significant purchase of wireless device inventory under the terms of this new distribution agreement. The wireless devices were procured in our Asia-Pacific region; however, we intend to sell the products through all of our international operations including those outside of the Asia-Pacific region.

  In addition, on November 7, 2006 our primary North American subsidiary, Brightpoint North America L.P., entered into a logistic services agreement with Motorola to provide a wide range of outsourced logistic services to support Motorola's retail and direct-to-consumer channels for Motorola's Mobile Devices Business and Connected Home Business.

  In the first quarter of 2006, Brightpoint North America L.P. entered into an agreement with Motorola to distribute wireless devices and related accessories to certain of our customers in the United States.

- *Purchase of Trio Industries, Inc. (TrioTek).* In October 2006, Wireless Fulfillment Services LLC, a subsidiary of our Americas division, completed its acquisition of TrioTek for an initial purchase price of approximately $0.6 million. The acquisition of TrioTek was part of our continued investment in Advanced Wireless Services (AWS) in the Americas.

- *T-Mobile USA, Inc. (T-Mobile) Master Service Agreement.* In August 2006, we entered into a Master Service Agreement (the Agreement) with T-Mobile in the United States to provide a full range of integrated forward logistic services enabling T-Mobile to deliver its wireless devices to its direct and indirect distribution channels, as well as directly to T-Mobile's subscribers. Revenue and direct costs associated with the initial facility preparation phase of the Agreement have been deferred as further discussed in Note 3 to the Consolidated Financial Statements.

- *Purchase of Persequor Limited (Persequor).* In February 2006, we acquired all of the outstanding shares of Persequor for approximately $0.6 million (net of cash acquired).

2006 RESULTS OF OPERATIONS

Revenue and Wireless Devices Handled

	Year Ended December 31,				
	2006	% of Total	2005	% of Total	Change
REVENUE BY DIVISION:	(Amounts in 000s)				
Americas	$ 814,588	34%	$ 675,074	32%	21%
Asia-Pacific	1,115,734	46%	1,081,529	50%	3%
Europe	495,051	20%	383,574	18%	29%
Total	$ 2,425,373	100%	$ 2,140,177	100%	13%
REVENUE BY SERVICE LINE:					
Distribution	$ 2,097,510	86%	$ 1,845,983	86%	14%
Logistic services	327,863	14%	294,194	14%	11%
Total	$ 2,425,373	100%	$ 2,140,177	100%	13%
WIRELESS DEVICES HANDLED BY DIVISION:					
Americas	42,740	80%	33,002	78%	30%
Asia-Pacific	9,035	17%	7,762	19%	16%
Europe	1,764	3%	1,317	3%	34%
Total	53,539	100%	42,081	100%	27%
WIRELESS DEVICES HANDLED BY SERVICE LINE:					
Distribution	12,841	24%	11,769	28%	9%
Logistic services	40,698	76%	30,312	72%	34%
Total	53,539	100%	42,081	100%	27%

Total worldwide revenue was $2.4 billion for the year ended December 31, 2006, which represents growth of 13% compared to 2005. Worldwide distribution revenue increased 14% to $2.1 billion for the year ended December 31, 2006 compared to $1.8 billion for 2005. Growth in wireless devices sold through distribution contributed to 9% of the increase in distribution revenue, and a higher average selling price positively impacted distribution revenue by approximately 4%. An increase in revenue from the sale of accessories contributed to approximately 1% of the increase in distribution revenue. Fluctuations in foreign currencies impacted worldwide product distribution revenue by less than 1% for the year ended December 31, 2006.

Worldwide logistic services revenue increased 11% to $327.9 million for the year ended December 31, 2006 compared to $294.2 million for 2005. Growth in wireless devices handled contributed to 12% of the increase in logistic services revenue, and an increase in revenue from non-handset based services positively impacted logistic services revenue by approximately 1%. These increases were partially offset by a lower average fulfillment fee per unit, which negatively impacted worldwide logistic services revenue by 2%. Fluctuations in foreign currencies impacted worldwide logistic services revenue by less than 1%.

Revenue and wireless devices handled by division:

Americas (Amounts in 000s)	Year Ended December 31, 2006	% of Total	2005	% of Total	Change
REVENUE:					
Distribution	$ 612,386	75%	$ 507,508	75%	21%
Logistic services	202,202	25%	167,566	25%	21%
Total	$ 814,588	100%	$ 675,074	100%	21%
WIRELESS DEVICES HANDLED :					
Distribution	4,294	10%	3,566	11%	20%
Logistic services	38,446	90%	29,436	89%	31%
Total	42,740	100%	33,002	100%	30%

Revenue in our Americas division increased 21% to $814.6 million in 2006 from $675.1 million in 2005. Distribution revenue increased 21% in our Americas division to $612.4 million in 2006 compared to $507.5 million in 2005. Growth in wireless devices handled positively impacted distribution revenue by 20%, and an increase in revenue from the sale of accessories positively impacted distribution revenue by approximately 2%. A lower average selling price negatively impacted distribution revenue in our Americas division by approximately 1%. The number of wireless devices sold through our Americas distribution business increased primarily as a result of an overall increase in market demand and the addition of new suppliers and customers in 2006 and late 2005. Manufacturers continued to launch new and innovative products and offer compelling pricing on products, which drove strong market demand. During 2006 we believe we increased our market share with Tier 2 and Tier 3 operators through our preferred supplier agreements with Revol and the Associated Carrier Group (ACG). We believe these preferred supplier agreements continue to enhance our relationship with Motorola and other product suppliers within the regional carrier channel.

Logistic services revenue increased 21% to $202.2 million in 2006 from $167.6 million in 2005. Growth in wireless devices handled contributed to 18% of the increase in logistic services revenue, and growth in non-handset based revenue positively impacted logistic services revenue in our Americas division by 6%. These increases were partially offset by a lower average fulfillment fee per unit, which negatively impacted logistic services revenue in our Americas division by 3%. The increase in wireless devices handled through logistic services in our Americas division was due primarily to increased demand as a result of market growth experienced by current logistic services customers as well as expanded services offered to our current logistic services customers. The growth in wireless devices handled through logistic services in our Americas division was slowed by a 13% decline in volume in Colombia resulting from a decision by our primary network operator customer in Colombia to reduce promotional activities significantly during the second half of 2006 due to market saturation in Colombia. The higher volume of wireless devices we previously handled in Colombia was driven primarily by aggressive promotional activity by this operator customer in order to increase their market share. As a result of this operator's decision to focus on profitability and asset management, we do not expect volume to return to levels we experienced in previous quarters. Average fulfillment fee per unit decreased primarily due to volume based tiered pricing as a result of certain of our current logistic services customers meeting volume thresholds to achieve a lower pricing tier during the fourth quarter of 2006. In addition, average fulfillment fee was negatively impacted during the fourth quarter of 2006 due to a reduced fee structure associated with the modification and extension of a logistic services agreement with a significant customer in our North America business. Based on our long term relationship with this customer, we believe that we will be able to mitigate some of this negative impact through new opportunities as well as improved profitability through anticipated efficiencies from automation and growth in unit volumes. Our logistic services revenue is derived from a mix of services with different fee structures from full pallet pick, pack and ship services to more complex software loading, kitting, customized packaging and individual handset fulfillment services. While fee structures are higher for more complex services, we generally strive to maintain a consistent profit margin for each service.

Asia-Pacific (Amounts in 000s)	Year Ended December 31,				
	2006	% of Total	2005	% of Total	Change
REVENUE:					
Distribution	$1,088,247	98%	$1,054,051	97%	3%
Logistic services	27,487	2%	27,478	3%	0%
Total	$1,115,734	100%	$1,081,529	100%	3%
WIRELESS DEVICES HANDLED:					
Distribution	7,347	81%	7,329	94%	0%
Logistic services	1,688	19%	433	6%	290%
Total	9,035	100%	7,762	100%	16%

Revenue in our Asia-Pacific division increased 3% to $1,115.7 million in 2006 from $1,081.5 million in 2005. Distribution revenue increased 3% to $1,088.2 million in 2006 from $1,054.1 million in 2005. While volume remained relatively unchanged, a higher average selling price and an increase in accessories revenue positively impacted distribution revenue in our Asia-Pacific division by approximately 2% and 1%, respectively. Fluctuations in foreign currencies negatively impacted distribution revenue by less than 1% in our Asia-Pacific division in 2006. The increases in distribution revenue and wireless devices sold in our Asia-Pacific division were driven by our Brightpoint Asia Limited business, our operations in India and our expanded global relationship with a major original equipment manufacturer. The increase in distribution revenue and wireless devices in our Brightpoint Asia Limited business was a result of improved product availability at competitive prices. The increase in distribution revenue and wireless devices sold through our operations in India was a result of increased volumes with our existing suppliers as well as diversifying our supplier base. Revenue in our Asia-Pacific division also increased as a result of an expanded global relationship with a major original equipment manufacturer. We made significant purchases of wireless devices near the end of September 2006 and near the end of December 2006, which were procured under the terms of an existing supply agreement with this manufacturer in the Philippines. However, we intend to sell the products through all of our international operations including those outside of the Asia-Pacific region. Sales of these wireless devices positively contributed to growth in distribution revenue in our Asia-Pacific division; however, a significant portion of this inventory remained unsold as of the end of 2006. The terms of the purchase provided for more favorable payment terms than were reflected in the existing supply agreement. The increases in distribution revenue and wireless devices from our Brightpoint Asia Limited business, our operations in India and from this expanded global relationship were partially offset by a decrease in revenue and wireless devices sold through our distribution business in Australia. The decrease in revenue and wireless devices sold through our distribution business in Australia was due to the decision by a certain network operator to change to a closed distribution model for 3G wireless devices as well as a change in terms with a significant customer in that market to a fee-based logistic services arrangement from a distribution arrangement.

Logistic services revenue remained relatively unchanged at $27.5 million in 2006. Increases in logistic services revenue in Australia and India were offset by a decrease in logistic services revenue in New Zealand. The decrease in logistic services revenue in New Zealand was due to the reduction in revenue from the sale of prepaid airtime in New Zealand as a result of the decision by a major network operator to change from prepaid airtime cards to electronic distribution. We are not participating in electronic airtime distribution in New Zealand. The increase in logistic services revenue in Australia resulted from an increase in handset fulfillment revenue due to a shift to a fee-based logistic services arrangement from a distribution arrangement with a significant customer in that market as discussed previously. The increase in logistic services revenue in India was driven by an increase in volume and improved profitability on our repair business in that market.

Europe

(Amounts in 000s)	2006	% of Total	2005	% of Total	Change
REVENUE:					
Distribution	$ 396,877	80%	$ 284,424	74%	40%
Logistic services	98,174	20%	99,150	26%	(1)%
Total	$ 495,051	100%	$ 383,574	100%	29%
WIRELESS DEVICES HANDLED:					
Distribution	1,200	68%	875	66%	37%
Logistic services	564	32%	442	34%	28%
Total	1,764	100%	1,317	100%	34%

Year Ended December 31,

Revenue in our Europe division increased 29% to $495.1 million in 2006 from $383.6 million in 2005. Distribution revenue increased 40% to $396.9 million in 2006 from $284.4 million in 2005. Growth in wireless devices handled contributed to approximately 32% of the increase in distribution revenue, a higher average selling price contributed to 6% of the growth in distribution revenue, and fluctuations in foreign currencies positively impacted distribution revenue by 4% in our Europe division. These increases were partially offset by a decline in revenue from the sale of accessories, which negatively impacted distribution revenue in our Europe division by 2%. The increases in average selling price and the number of devices sold through distribution in our Europe division were primarily due to increased demand for and availability of branded converged wireless devices as well as our entry into Russia during the second quarter of 2006. In addition, we believe our Europe division benefited from market share gains in Sweden.

Logistic services revenue decreased 1% to $98.2 million in 2006 compared to $99.2 million in 2005. The decrease in logistic services revenue was primarily due to a shift in mix to fee based prepaid airtime fulfillment revenue from prepaid airtime distribution revenue. This decrease was partially offset by growth in handset fulfillment revenue in Slovakia and growth in revenue from repair services in Germany. The increase in handset fulfillment revenue in Slovakia was due to increased volume with our primary network operator customer in that market as a result of promotional activity as well as expanded services offered to this customer.

Gross Profit and Gross Margin

	2006	% of Total	2005	% of Total	Change
		(Amounts in 000s)			
Distribution	$ 81,774	54%	$ 71,371	54%	15%
Logistic services	69,132	46%	60,641	46%	14%
Gross profit	$ 150,906	100%	$ 132,012	100%	14%
Distribution	3.9%		3.9%	0.0% points	
Logistic services	21.1%		20.6%	0.5% points	
Gross margin	6.2%		6.2%	0.0% points	

Year Ended December 31,

Overall, our gross profit increased 14% to $150.9 million in 2006 compared to $132.0 million in 2005 due to the 13% growth in revenue. Gross profit in our distribution business increased 15% to $81.8 million in 2006 primarily due to the 14% growth in distribution revenue. Gross profit in our logistic services business increased 14% to $69.1 million in 2006 due to the 11% increase in logistic services revenue and the 0.5% percentage point increase in gross margin from logistic services.

The increase in gross margin from logistic services was driven by our Asia-Pacific and Europe divisions. Gross margin from logistic services increased in our Asia-Pacific division due to improved profitability on our repair business in India as discussed previously. The increase in gross margin from logistic services in Europe was due to improved profitability on prepaid airtime sold in our Sweden business including the shift in mix to fee based prepaid airtime fulfillment revenue from prepaid airtime distribution revenue. The increases were partially offset by a decrease in gross margin from logistic services in our Americas division. Our Americas division experienced lower gross margin from handset fulfillment due in part to the reduced volume in Colombia as discussed previously. Gross margin from handset fulfillment in our Americas division also declined due to a lower average fulfillment fee per unit, a shift in mix to more complex handset fulfillment services for which we have yet to realize operational efficiencies as well as incremental costs associated with our new distribution facility opened in Plainfield, Indiana during the first quarter of 2006. Our Americas division continues to focus on leveraging our increased capacity through continued investment in automation and infrastructure. The decrease in handset fulfillment gross margin in our Americas division was partially offset by higher gross margin and gross profit from non-handset based logistic services as a result of expanded services offered to current logistic services customers as well as a change in mix of services. As discussed above, we modified and extended a logistic services agreement with a significant customer in our Brightpoint North America business, which negatively impacted our profitability in December 2006. We expect profitability in our Americas division to continue to be negatively impacted during 2007. Based on our long term relationship with this customer, we believe that we will be able to mitigate some of this negative impact through new opportunities as well as improved profitability through anticipated efficiencies from automation and growth in unit volumes.

Selling General and Administrative (SG&A) Expenses

	Year Ended December 31,		
	2006	2005	Change
	(Amounts in 000s)		
SG&A expenses	$ 102,544	$ 86,726	18%
Percent of revenue	4.2%	4.1%	0.1% points

SG&A expenses increased $15.8 million or 18% compared to the prior year. As a percent of revenue, SG&A expenses increased 0.1 percentage point compared to the prior year. The increase in SG&A expenses was due to a $6.5 million increase in personnel costs primarily in support of overall growth in unit volumes, a $3.2 million increase in non-cash stock based compensation including the effect of adopting Statement of Financial Accounting Standards (SFAS) 123(R), a $2.1 million increase to support our investment in AWS in the Americas, a $2.9 million increase related to our acquisition of Persequor in Asia-Pacific during the first quarter of 2006 and a $2.6 million increase due to fluctuations in foreign currencies. These increases were partially offset by a $1.4 million decrease in incentive compensation.

Operating Income from Continuing Operations

	Year Ended December 31,				
	2006	% of Total	2005	% of Total	Change
	(Amounts in 000s)				
Americas	$ 41,377	85%	$ 39,921	90%	4%
Asia-Pacific	17,564	36%	18,939	43%	(7)%
Europe	11,391	24%	4,634	10%	146%
Corporate	(21,961)	(45%)	(19,141)	(43%)	15%
Total	$ 48,371	100%	$ 44,353	100%	9%

Operating Income as a Percent of Revenue by Division:

	Year Ended December 31,		
	2006	2005	Change
Americas	5.1%	5.9%	(0.8)% points
Asia-Pacific	1.6%	1.8%	(0.2)% points
Europe	2.3%	1.2%	1.1% points
Total	2.0%	2.1%	(0.1)% points

As further discussed in Note 1 to the Consolidated Financial Statements, we changed our measure of segment profit to exclude allocated corporate selling, general and administrative expenses. Operating income from continuing operations for all periods presented has been reclassified to conform to the 2006 presentation.

Operating income from continuing operations increased to $48.4 million in 2006 from $44.4 million in 2005. The increase in operating income was due to an $18.9 million increase in gross profit compared to a $15.8 million increase in SG&A expenses. Operating income also improved due to the $0.9 million facility consolidation charge during 2005 that did not recur during 2006.

In our Americas division, operating income from continuing operations increased to $41.4 million in 2006 from $39.9 million in 2005. As a percent of revenue, operating income decreased 0.8 percentage points. The increase in operating income in our Americas division was primarily due to the 21% growth in revenue in our Americas division. The decrease in operating income as a percent of revenue was due to an 18% increase in SG&A expenses compared to an increase in gross profit of only 10%. The increase in SG&A expenses in our Americas division was primarily due to increases in personnel costs primarily in support of overall growth in unit volumes and our continued investment in AWS. As discussed above, we modified and extended a logistic services agreement with a significant customer in our North America business, which negatively impacted our profitability in December 2006. We expect profitability in our Americas division to continue to be negatively impacted during 2007. Based on our long term relationship with this customer, we believe that we will be able to mitigate some of this negative impact through new opportunities as well as improved profitability through anticipated efficiencies from automation and growth in unit volumes.

Operating income from continuing operations in our Asia-Pacific division decreased 7% to $17.6 million in 2006 from $18.9 million in 2005. As a percent of revenue, operating income decreased 0.2 percentage points. The decrease in operating income was due to a 22% increase in SG&A expenses compared to an increase in gross profit of only 5%. The increase in SG&A expenses in our Asia-Pacific division was due to incremental costs associated with our acquisition of Persequor as well as incremental personnel costs in support of overall growth in volume in that division. Incremental costs associated with our acquisition of Persequor include personnel costs for information technology employees who have been working on global strategic information technology initiatives.

Operating income from continuing operations in our Europe division increased to $11.4 million in 2006 from $4.6 million in 2005. As a percent of revenue, operating income increased 1.1 percentage points. This increase was due to higher gross profit as a result of increased demand for and availability of branded converged wireless devices as well as our entry into Russia during the second quarter of 2006, partially offset by higher SG&A expenses.

Operating loss from continuing operations in our corporate headquarters increased $2.8 million to $22.0 million in 2006. This increase was primarily due to the increase in non-cash stock based compensation as discussed previously.

Interest

The components of interest, net are as follows:

	Year Ended December 31,		
	2006	2005	Change
	(Amounts in 000s)		
Interest expense	$ 2,278	$ 1,163	96%
Interest income	(1,725)	(1,309)	32%
Interest, net	$ 553	$ (146)	(479)%

Interest expense includes interest on outstanding debt, fees paid for unused capacity on credit lines and amortization of deferred financing fees. Interest expense was partially offset by interest income from short-term investments. At December 31, 2006, we had $17.6 million of borrowings outstanding on our lines of credit. The timing of payments to suppliers and collections from customers causes our cash balances and borrowings to fluctuate throughout the year. In addition, in certain subsidiaries, our local lenders restrict the use of intercompany funds that can be used to pay down lines of credit. During 2006, the largest outstanding borrowings on a given day were approximately $55.7 million, and average outstanding borrowings were approximately $21.5 million. There were no outstanding balances on lines of credit at December 31, 2005. During 2005, the largest outstanding borrowings on a given day were approximately $36.3 million, and average outstanding borrowings were approximately $14.0 million.

Other (Income) Expenses

	Year Ended December 31,		
	2006	2005	Change
	(Amounts in 000s)		
Other (income) expenses	$ (610)	$ 1,523	(140)%
Percent of revenue	0.0%	0.1%	(0.1)% points

The decrease in other expenses was primarily due to our decision to discontinue the sale of trade receivables to third party financial institutions in Sweden and Norway and the corresponding decrease in costs associated with the sale of those receivables. Other income for the year ended December 31, 2006 was primarily attributable to foreign currency transaction gains.

Income Tax Expense

	Year Ended December 31,		
	2006	2005	Change
	(Amounts in 000s)		
Income tax expense	$ 12,238	$ 11,058	11%
Effective tax rate	25.3%	25.7%	(0.4)% points

Income tax expense for 2006 was $12.2 million resulting in an effective tax rate of 25.3% compared to an effective tax rate of 25.7% for 2005. Our effective tax rate is typically lower than the United States statutory tax rates primarily due to the benefit from foreign operations that have lower statutory tax rates than the United States.

New Accounting Pronouncements

On January 1, 2006, we adopted the fair value provisions of SFAS 123(R), *Share-Based Payment*, using the modified prospective transition method. Prior to January 1, 2006, we used the intrinsic value method provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations to account for stock based compensation. Under the modified prospective transition method, compensation cost recognized for stock based compensation beginning January 1, 2006 includes (a) compensation cost for all equity awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all equity awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) recognized using a straight-line attribution method. Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, income from continuing operations before income taxes and net income for the year ended December 31, 2006 are $2.6 million and $1.9 million lower than if we had continued to account for stock based compensation under APB 25. Total stock based compensation expense for the year ended December 31, 2006 was $4.1 million (net of related tax effects), compared to $2.2 million that would have been included in the determination of net income had we continued to account for stock based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.04 lower than if we had not adopted SFAS 123(R). In addition, SFAS 123(R) requires cash flows resulting from tax deductions of stock based compensation in excess of the compensation costs recognized for those awards (excess tax benefits) to be classified as financing cash flows; whereas, previously, we reported all tax benefits of deductions resulting from stock based compensation as operating cash flows. As a result, the $8.7 million of excess tax benefits classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if we had not adopted SFAS 123(R). Furthermore, under APB 25, grants of restricted shares were recorded in additional paid-in capital (APIC) with an offsetting amount to unearned compensation (contra equity), which was amortized to expense over the vesting period. However, under SFAS 123(R), amounts should not be recognized in equity until compensation cost is recognized over the requisite service period. Therefore, the $12.1 million unearned compensation balance at December 31, 2005 was netted against APIC during the first quarter of 2006.

As of December 31, 2006, total compensation cost related to non-vested awards not yet recognized was $15.7 million (pre-tax) of which approximately one-third will be recognized in each of the next three fiscal years. In addition, we will recognize compensation expense for any new awards granted subsequent to December 31, 2006. As a result, we expect stock based compensation expense for 2007 to be greater than 2006.

Return on Invested Capital from Operations (ROIC)

We believe that it is important for a business to manage its balance sheet as well as it manages its statement of operations. A measurement that ties the statement of operations performance with the balance sheet performance is Return on Invested Capital from Operations, or ROIC. We believe that if we are able to grow our earnings while minimizing the use of invested capital, we will be optimizing shareholder value while preserving resources in preparation for further potential growth opportunities. We take a simple approach in calculating ROIC: we apply an estimated average tax rate to the operating income of our continuing operations with adjustments for unusual items, such as facility consolidation charges, and apply this tax-adjusted operating income to our average capital base, which, in our case, is our shareholders' equity and debt. The details of this measurement are outlined below.

	Year Ended December 31,		
	2006	2005	2004
	(Amounts in 000s)		
Operating income after taxes:			
Operating income from continuing operations	$ 48,371	$ 44,353	$ 35,567
Plus: Facility consolidation charge (benefit)	(9)	933	(236)
Less: estimated income taxes (1)	(12,254)	(11,728)	(10,633)
Operating income after taxes	$ 36,108	$ 33,558	$ 24,698
Invested Capital:			
Debt	$ 17,625	$ -	$ -
Shareholders' equity	194,828	149,042	150,737
Invested capital	$ 212,453	$ 149,042	$ 150,737
Average invested capital (2)	$ 170,480	$ 149,578	$ 145,998
ROIC (3)	21%	22%	17%

---

(1) Estimated income taxes were calculated by multiplying the sum of operating income from continuing operations and the facility consolidation charge by the respective periods' effective tax rate.

(2) Average invested capital for the annual periods represents the simple average of the invested capital amounts for the current and four prior quarter period ends.

(3) ROIC is calculated by dividing operating income after taxes by average invested capital.

2005 RESULTS OF OPERATIONS

Revenue and Wireless Devices Handled

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
REVENUE BY DIVISION:	(Amounts in 000s)				
The Americas	$ 675,074	32%	$ 505,135	28%	34%
Asia-Pacific	1,081,529	50%	968,150	55%	12%
Europe	383,574	18%	299,139	17%	28%
Total	$ 2,140,177	100%	$ 1,772,424	100%	21%
REVENUE BY SERVICE LINE:					
Distribution	$ 1,845,983	86%	$ 1,523,717	86%	21%
Logistic services	294,194	14%	248,707	14%	18%
Total	$ 2,140,177	100%	$ 1,772,424	100%	21%
WIRELESS DEVICES HANDLED BY DIVISION:					
The Americas	33,002	78%	18,886	70%	75%
Asia-Pacific	7,762	19%	6,956	26%	12%
Europe	1,317	3%	985	4%	34%
Total	42,081	100%	26,827	100%	57%
WIRELESS DEVICES HANDLED BY SERVICE LINE:					
Distribution	11,769	28%	10,074	38%	17%
Logistic services	30,312	72%	16,753	62%	81%
Total	42,081	100%	26,827	100%	57%

Revenue for the year ended December 31, 2005 was $2.1 billion, which represents growth of 21% compared to 2004. Growth in revenue was driven primarily by 57% growth in the number of wireless devices handled in 2005 compared to 2004. Overall, we estimate that worldwide industry shipments of wireless devices grew approximately 20% - 24% to an estimated 800 million wireless devices in 2005. Demand for wireless devices continued to be strong in 2005, driven by next generation product introductions; compelling pricing by manufacturers; accelerated deployment of wireless data services; and aggressive customer retention, acquisition and wireless device upgrade programs by network operators. In addition to these industry factors, our growth in revenue and wireless devices handled also resulted from growth experienced by our industry leading customer and supplier base; increased penetration and market share with our existing customers and suppliers as our service offerings have increased; and successful additions of new customers and suppliers. Fluctuations in foreign exchange rates impacted revenue less than 1%.

Total wireless devices handled during 2005 were 42.1 million, which represents growth of 57% compared to 2004. The 15.3 million unit increase in wireless devices handled was due to a 13.6 million, 81% increase in wireless devices handled through logistic services and a 1.7 million, 17% increase in wireless devices handled through our distribution business. The 81% increase in wireless devices handled through our logistic services business is due primarily to our Americas division, which handled 84% more devices through logistic services in 2005 than it did in 2004.

Revenue and wireless devices handled by division:

Americas

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
REVENUE:	(Amounts in 000s)				
Distribution	$ 507,508	75%	$ 393,883	78%	29%
Logistic services	167,566	25%	111,252	22%	51%
Total	$ 675,074	100%	$ 505,135	100%	34%
WIRELESS DEVICES:					
Distribution	3,566	11%	2,845	15%	25%
Logistic services	29,436	89%	16,041	85%	84%
Total	33,002	100%	18,886	100%	75%

Revenue in our Americas division increased 34% to $675.1 million in 2005 from $505.1 million in 2004. Growth in revenue in our Americas division was due primarily to a 75% increase in wireless devices handled. Product distribution revenue increased 29% in our Americas division due to a 25% increase in wireless devices sold through distribution and a 5% increase in average selling price. The number of wireless devices sold through our Americas distribution business increased as a result of efforts to diversify and grow our base of handset suppliers (LG and Samsung) in 2005, an overall increase of market demand and improved product availability. In addition, the largest supplier (Nokia) in our Americas division launched new innovative products during the second half of 2005 and offered compelling pricing on its products, which drove strong demand.

Logistic services revenue increased 51% to $167.6 million in 2005 due primarily to an 84% increase in wireless devices handled though logistic services (handset fulfillment). Handset fulfillment revenue (including freight revenue generated from handset fulfillment and other unit based service revenue) represented approximately two-thirds of logistic services revenue in our Americas division for 2005. The increase in wireless devices handled through logistic services was due primarily to market growth experienced by our current logistic services customers. Growth in logistic services revenue in our Americas division was also due to a significant increase in revenue generated from prepaid card distribution and fulfillment, for which units are not included in the total number of wireless devices handled through logistic services. Handset units handled in logistic services grew at a faster pace than revenue as our Americas division experienced a shift in services, which contributed to a decrease in the average fulfillment fee per unit. Our logistic services revenue is derived from a mix of services with different fee structures from full pallet pick, pack and ship services to more complex software loading, kitting, customized packaging and individual handset fulfillment services. While fee structures are higher for more complex services, we generally strive to maintain a consistent profit margin for each service (see "Gross Profit and Gross Margin"). In addition, the average fee per unit for logistic services decreased due to tiered pricing based on volume.

Operating Income from Continuing Operations

Operating Income by Division:

	Year Ended December 31,				
	2005	% of Total	2004	% of Total	Change
	(Amounts in 000s)				
Americas	$ 39,921	90%	$ 25,245	71%	58%
Asia-Pacific	18,939	43%	18,546	52%	2%
Europe	4,634	10%	4,908	14%	(6)%
Corporate	(19,141)	(43%)	(13,132)	(37%)	46%
Total	$ 44,353	100%.	$ 35,567	100%	25%

Operating Income as a Percent of Revenue by Division:

	Year Ended December 31,		
	2005	2004	Change
Americas	5.9%	5.0%	0.9% points
Asia-Pacific	1.8%	1.9%	(0.1)% points
Europe	1.2%	1.6%	(0.4)% points
Total	2:1%	2.0%	0.1% points

Operating income from continuing operations increased 25% to $44.4 million in 2005 from $35.6 million in 2004. The increase in operating income was due to the 26% increase in gross profit, compared to only 25% increase in SG&A expense. Operating income was also impacted by the $1.2 million increase in the facility consolidation charge during 2005.

In our Americas division, operating income from continuing operations increased 58% to $39.9 million in 2005 from $25.2 million in 2004. As a percent of revenue, operating income increased 0.9 percentage points. The increase in operating income in our Americas division was due to a 38% increase in gross profit, compared to an increase in SG&A of 17%, which reflects increased efficiency and leverage of fixed costs at higher volumes.

Operating income from continuing operations in our Asia-Pacific division increased 2% to $18.9 million in 2005 from $18.5 million in 2004. As a percent of revenue, operating income decreased 0.1 percentage points. This decrease was due to a decrease in distribution margin partially resulting from estimated non-recoverable value added taxes. In addition, operating income in our Australia business was lower as a result of the $0.9 million facility consolidation charge and higher SG&A expenses as a percent of revenue compared to 2004. The lower operating income from our business in Australia was partially offset by increased operating income from our business in India.

Operating income from continuing operations in our Europe division decreased 6% to $4.6 million in 2005 from $4.9 million in 2004. As percent of revenue, operating income decreased 0.4 percentage points. This decrease was due to a decrease in operating income in our businesses in Sweden and Norway resulting from lower margins due to decreased demand for our products and services resulting from competitive pressures, which was partially offset by increases in operating income in our other businesses in Europe including Germany, Slovakia and Finland.

Income Tax Expense

	Year Ended		
	December 31, 2005	December 31, 2004	Change
	(Amounts in 000s)		
Income tax expense	$ 11,058	$ 10,252	7.9%
Effective tax rate	25.7%	30.1%	(4.4)% points

Income tax expense for 2005 and 2004 was $11.1 million and $10.3 million, resulting in effective income tax rates of 25.7% and 30.1%. The decrease in the effective tax rate from 2004 to 2005 is due primarily to the recognition of deferred tax

Revenue and wireless devices handled by division:

Americas

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
	(Amounts in 000s)				
REVENUE:					
Distribution	$ 507,508	75%	$ 393,883	78%	29%
Logistic services	167,566	25%	111,252	22%	51%
Total	$ 675,074	100%	$ 505,135	100%	34%
WIRELESS DEVICES:					
Distribution	3,566	11%	2,845	15%	25%
Logistic services	29,436	89%	16,041	85%	84%
Total	33,002	100%	18,886	100%	75%

Revenue in our Americas division increased 34% to $675.1 million in 2005 from $505.1 million in 2004. Growth in revenue in our Americas division was due primarily to a 75% increase in wireless devices handled. Product distribution revenue increased 29% in our Americas division due to a 25% increase in wireless devices sold through distribution and a 5% increase in average selling price. The number of wireless devices sold through our Americas distribution business increased as a result of efforts to diversify and grow our base of handset suppliers (LG and Samsung) in 2005, an overall increase of market demand and improved product availability. In addition, the largest supplier (Nokia) in our Americas division launched new innovative products during the second half of 2005 and offered compelling pricing on its products, which drove strong demand.

Logistic services revenue increased 51% to $167.6 million in 2005 due primarily to an 84% increase in wireless devices handled though logistic services (handset fulfillment). Handset fulfillment revenue (including freight revenue generated from handset fulfillment and other unit based service revenue) represented approximately two-thirds of logistic services revenue in our Americas division for 2005. The increase in wireless devices handled through logistic services was due primarily to market growth experienced by our current logistic services customers. Growth in logistic services revenue in our Americas division was also due to a significant increase in revenue generated from prepaid card distribution and fulfillment, for which units are not included in the total number of wireless devices handled through logistic services. Handset units handled in logistic services grew at a faster pace than revenue as our Americas division experienced a shift in services, which contributed to a decrease in the average fulfillment fee per unit. Our logistic services revenue is derived from a mix of services with different fee structures from full pallet pick, pack and ship services to more complex software loading, kitting, customized packaging and individual handset fulfillment services. While fee structures are higher for more complex services, we generally strive to maintain a consistent profit margin for each service (see "Gross Profit and Gross Margin"). In addition, the average fee per unit for logistic services decreased due to tiered pricing based on volume.

Asia-Pacific

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
REVENUE:	(Amounts in 000s)				
Distribution	$ 1,054,051	97%	$ 924,024	95%	14%
Logistic services	27,478	3%	44,126	5%	(38)%
Total	$ 1,081,529	100%	$ 968,150	100%	12%
WIRELESS DEVICES:					
Distribution	7,329	94%	6,545	94%	12%
Logistic services	433	6%	411	6%	5%
Total	7,762	100%	6,956	100%	12%

Revenue in our Asia-Pacific division increased 12% to $1.1 billion in 2005 from $968.2 million in 2004. Growth in revenue in our Asia-Pacific division was due primarily to a 12% increase in wireless devices handled. Product distribution revenue increased 14% due primarily to a 12% increase in wireless devices sold. The increase in the number of devices sold through distribution was driven by growth in units sold in the India market, partially offset by a decrease in the number of wireless devices sold through our Brightpoint Asia Limited business. The increase in devices sold in India was the result of improved product availability and market demand for Nokia CDMA products. The decline in devices sold through Brightpoint Asia Limited was primarily due to competitors' trans-shipment of product from Europe and the Middle East during the second quarter of 2005 into markets we serve, at price points below that which were available to us from our suppliers. Increases in devices sold through our operations in Australia and New Zealand also contributed to growth in product distribution revenue. Growth in wireless devices sold through distribution in our Asia-Pacific division may not continue in 2006 due to increased competition in the Australia market.

Logistic services revenue decreased 38% to $27.5 million in 2005, compared to $44.1 million in 2004. The decrease in logistic services revenue was due to declines in non handset fulfillment revenue for which units are not included in the total number of wireless devices handled through logistic services. The decrease in non handset fulfillment revenue relates primarily to declines in prepaid recharge card revenue in the Philippines market resulting from management's decision to reduce volumes of low margin products sold in that market.

Europe

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
REVENUE:	(Amounts in 000s)				
Distribution	$ 284,424	74%	$ 205,810	69%	38%
Logistic services	99,150	26%	93,329	31%	6%
Total	$ 383,574	100%	$ 299,139	100%	28%
WIRELESS DEVICES:					
Distribution	875	66%	684	69%	28%
Logistic services	442	34%	301	31%	47%
Total	1,317	100%	985	100%	34%

Revenue in our Europe division increased 28% to $383.6 million in 2005 from $299.1 million in 2004. Growth in revenue was due primarily to a 34% increase in wireless devices handled. Product distribution revenue increased 38% due to a 28% increase in devices sold and a 10% increase in the average selling price, partially offset by a 2% decrease from fluctuations in foreign exchange rates. The increase in the number of devices sold through distribution in our Europe division was due to increased demand for and availability of High Tech Computer Corp.'s (HTC) Qtek branded smart phones, network operator promotional programs in certain markets, and our entry into Finland during the second half of 2004.

Logistic services revenue increased 6% to $99.2 million in 2005 from $93.3 million in 2004. Although wireless devices sold through logistic services increased 47%, handset fulfillment revenue represents less than 2% of logistic services revenue in our Europe division. The increase in logistic services revenue was due to growth in prepaid recharge card revenue in our Sweden business and our entry into the Slovak Republic in the second half of 2004.

Gross Profit and Gross Margin

	Year Ended				
	December 31, 2005	% of Total	December 31, 2004	% of Total	Change
	(Amounts in 000s)				
Distribution	$ 71,371	54%	$ 59,598	57%	20%
Logistic services	60,641	46%	45,166	43%	34%
Gross profit	$ 132,012	100%	$ 104,764	100%	26%
Distribution	3.9%		3.9%		0.0 % points
Logistic services	20.6%		18.2%		2.4 % points
Gross margin	6.2%		5.9%		0.3 % points

Overall, our gross profit was up 26% in 2005 to $132.0 million from $104.8 million in 2004. This increase was primarily due to the 21% growth in revenue. The 0.3 percentage point increase in gross margin was a result of the 2.4 percentage point increase gross margin in our logistic services business.

Gross profit in our distribution business increased 20% to $71.4 million in 2005, which was due primarily to a 21% increase in distribution revenue. Gross margin from distribution was flat despite higher margin handsets and increased leverage of our cost infrastructure in our Americas division, which was offset by lower margin in our Asia-Pacific division caused by increased competition in markets served by our Brightpoint Asia Limited business from competitors located in Europe and the Middle East. In addition. revenue from our business in India was a larger proportion of the total revenue in the division and has had lower margins than our other businesses in the Asia-Pacific division.

Gross profit in our logistic services business increased $15.5 million or 34%, to $60.6 million in 2005, which was primarily due to the 18% growth in logistic services revenue. The 2.4 percentage point increase in gross margin was driven by our Americas division. Our Americas division experiences higher margins from logistic services than any of our other divisions; and the 51% increase in logistic services revenue in our Americas division improved our overall gross margin from logistic services. This was partially offset by a decrease in the gross margin percentage in our Americas division caused by a decline in our average fees for logistic services attributable to the mix of services provided, reduced fee structures with certain customers and changes in the scope of services provided to certain customers. Our logistic services revenue is derived from a mix of services with different fee structures from full pallet pick, pack and ship services to more complex software loading, kitting, customized packaging and fulfillment of an individual handset. While the fee structures are higher for more complex services, we generally strive to maintain a consistent profit margin for each service.

Selling, General and Administrative (SG&A) Expenses

	Year Ended		
	December 31, 2005	December 31, 2004	Change
	(Amounts in 000s)		
SG&A expenses	$ 86,726	$ 69,433	25%
Percentage of revenue	4.1%	3.9%	0.2 % points

SG&A expenses increased $17.3 million or 25% compared to 2004. As a percent of revenue, SG&A expenses increased 0.2 percentage points compared to 2004. The increase in SG&A expenses, both in dollars and as a percent of revenue was due in part to $6.8 million of increased personnel costs to support the overall growth in unit volumes. In addition, SG&A increased due to $2.8 million in additional executive incentive compensation related to performance, a $2.5 million increase in non-cash compensation related to equity awards under the Company's various long-term compensation plans, and a $1.2 million increase to support our investment in AWS in the Americas.

Facility Consolidation Charge

In September 2004, our subsidiary in Australia entered into a new facility lease arrangement, which commenced in the first quarter of 2005. We vacated our previous location in Australia during the first quarter of 2005, which resulted in a pre-tax charge of $0.9 million. The provision includes approximately $0.7 million for lease termination costs and non-cash losses on the disposal of assets of approximately $0.2 million. At December 31, 2005, the remaining reserve of approximately $0.1 million represents additional payments to be made to terminate the lease obligation. The Company does not anticipate making any other payments related to this facility consolidation. During 2004, we recorded a $0.2 million benefit from our facility consolidation charge related to the Richmond, California call center operation due to the fact that we terminated the lease for less than we had originally estimated.

Operating Income from Continuing Operations

Operating Income by Division:

	Year Ended December 31,				
	2005	% of Total	2004	% of Total	Change
	(Amounts in 000s)				
Americas	$ 39,921	90%	$ 25,245	71%	58%
Asia-Pacific	18,939	43%	18,546	52%	2%
Europe	4,634	10%	4,908	14%	(6)%
Corporate	(19,141)	(43%)	(13,132)	(37%)	46%
Total	$ 44,353	100%	$ 35,567	100%	25%

Operating Income as a Percent of Revenue by Division:

	Year Ended December 31,		
	2005	2004	Change
Americas	5.9%	5.0%	0.9% points
Asia-Pacific	1.8%	1.9%	(0.1)% points
Europe	1.2%	1.6%	(0.4)% points
Total	2.1%	2.0%	0.1% points

Operating income from continuing operations increased 25% to $44.4 million in 2005 from $35.6 million in 2004. The increase in operating income was due to the 26% increase in gross profit, compared to only 25% increase in SG&A expense. Operating income was also impacted by the $1.2 million increase in the facility consolidation charge during 2005.

In our Americas division, operating income from continuing operations increased 58% to $39.9 million in 2005 from $25.2 million in 2004. As a percent of revenue, operating income increased 0.9 percentage points. The increase in operating income in our Americas division was due to a 38% increase in gross profit, compared to an increase in SG&A of 17%, which reflects increased efficiency and leverage of fixed costs at higher volumes.

Operating income from continuing operations in our Asia-Pacific division increased 2% to $18.9 million in 2005 from $18.5 million in 2004. As a percent of revenue, operating income decreased 0.1 percentage points. This decrease was due to a decrease in distribution margin partially resulting from estimated non-recoverable value added taxes. In addition, operating income in our Australia business was lower as a result of the $0.9 million facility consolidation charge and higher SG&A expenses as a percent of revenue compared to 2004. The lower operating income from our business in Australia was partially offset by increased operating income from our business in India.

Operating income from continuing operations in our Europe division decreased 6% to $4.6 million in 2005 from $4.9 million in 2004. As percent of revenue, operating income decreased 0.4 percentage points. This decrease was due to a decrease in operating income in our businesses in Sweden and Norway resulting from lower margins due to decreased demand for our products and services resulting from competitive pressures, which was partially offset by increases in operating income in our other businesses in Europe including Germany, Slovakia and Finland.

Income Tax Expense

	Year Ended		
	December 31, 2005	December 31, 2004	Change
	(Amounts in 000s)		
Income tax expense	$ 11,058	$ 10,252	7.9%
Effective tax rate	25.7%	30.1%	(4.4)% points

Income tax expense for 2005 and 2004 was $11.1 million and $10.3 million, resulting in effective income tax rates of 25.7% and 30.1%. The decrease in the effective tax rate from 2004 to 2005 is due primarily to the recognition of deferred tax assets for which a valuation allowance had previously been recorded. In 2005 entities that did not have a history of making profits were profitable, resulting in the recognition of certain deferred tax assets related to prior net operating losses. Also, as of the end of 2005, our business in the United States had a significantly smaller net operating loss carry-forward which increased the likelihood that alternative minimum tax credits may be utilized in the future and as a result, previously recorded valuation allowances against alternative minimum tax credits were reversed. Our effective income tax rate is typically lower than the United States statutory tax rates primarily due to the benefit from foreign operations that have lower statutory tax rates than the United States.

Discontinued Operations

	Year Ended		
	December 31, 2005	December 31, 2004	Change
	(Amounts in 000s)		
Loss from discontinued operations	$ (20,600)	$ (4,343)	374%
Loss on disposal of discontinued operations	(878)	(5,713)	(85)%
Total discontinued operations	$ (21,478)	$ (10,056)	114%
Percentage of Revenue	(1.0)%	(0.6)%	0.4% points
Diluted loss per share	$ (0.52)	$ (0.23)	126%

Loss from discontinued operations for 2005 relates primarily to losses incurred in Brightpoint France of $20.1 million, including a $13.8 million non-cash impairment charge to the value of goodwill and other intangible assets recorded in the third quarter of 2005. On December 16, 2005, our subsidiary, Brightpoint Holdings B.V., completed the sale of all the equity securities of Brightpoint France to an entity formed by the former managing director of Brightpoint France, which resulted in a non-cash loss from the sale of approximately $2.2 million. The loss on the sale of Brightpoint France was partially offset by approximately $1.0 million of tax benefits from previous disposals.

The loss from discontinued operations for 2004 was primarily attributable to losses incurred in Brightpoint France of $3.9 million. The loss on disposal of discontinued operations for 2004, was largely attributable to a $3.8 million loss on the sale of Brightpoint Ireland, a $0.6 million loss on the sale of one of our subsidiaries, Brightpoint do Brasil Ltda., and unrealized foreign currency translation losses caused by the strengthening of foreign currencies relative to the U.S. dollar. On February 19, 2004, our subsidiary, Brightpoint Holdings B.V., completed the sale of its entire interest in Brightpoint Ireland to Celtic Telecom Consultants Ltd. Cash consideration for the sale was approximately $1.7 million.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows

We use the indirect method of preparing and presenting our statements of cash flows. In our opinion, it is more practical than the direct method and provides the reader with a good perspective and analysis of the Company's cash flows.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Change
	(Amounts in 000s)		
Net cash provided by (used in):			
Operating activities	$ (49,917)	$ 68,960	$ (118,877)
Investing activities	(17,085)	(15,499)	(1,586)
Financing activities	11,908	(11,168)	23,076
Effect of exchange rate changes on cash and cash equivalents	3,171	(8,360)	11,531
Net increase (decrease) in cash and cash equivalents	$ (51,923)	$ 33,933	$ (85,856)

Net cash used in operating activities was $49.9 million in 2006, a change of $118.9 million compared to prior year primarily due to:

- $108.6 million more cash used for working capital. The increase in cash used for working capital was due primarily to a $43.9 million increase in our Americas division resulting from increased payments to vendors during 2006 compared to 2005. The increase in payments to vendors was due to the timing of product receipts and related payments as well as the mix of vendors owed with which we have different payment terms. In addition, cash used for working capital increased $26.8 million in our Asia-Pacific division. The increase in cash used for working capital in our Asia-Pacific division was primarily due to significant purchases of wireless devices near the end of September and near the end of December as part of an expanded global relationship with a major original equipment manufacturer. Cash payments to this manufacturer were greater than cash collected from our customers during the fourth quarter of 2006. Cash used for working capital in our Europe division increased $26.9 million during 2006 compared to 2005. The increase in cash used for working capital in our Europe division includes $15.7 million used to discontinue the sale of trade receivables to third party financial institutions in Sweden and Norway during the first quarter of 2006. In addition, cash used for working capital in our Europe division increased compared to 2005 as a result of the addition of product offerings and sales channels within the region.
- $10.2 million less cash provided by operating activities before changes in operating assets and liabilities in 2006 compared to 2005. During 2005, cash provided by operating activities before changes in operating assets and liabilities included $13.7 million of cash provided by reductions in cash collateral requirements as well as $5.4 million of tax benefits from tax deductions on stock based compensation. As a result of adopting SFAS 123(R), tax benefits from tax deductions on stock based compensation in excess of the compensation costs recognized for those awards (excess tax benefits) are required to be reported as a cash inflow from investing activities.

Net cash used for investing activities was $17.1 million for 2006, an increase of $1.6 million compared to prior year primarily due to:

- $8.1 million more cash used for capital expenditures during 2006 compared to 2005. The increase in capital expenditures was primarily due to investments in information technology infrastructure and software upgrades as well as equipment and leasehold improvements for new facilities.
- $5.8 million less cash provided from other long-term assets during 2006 compared to 2005.

Partially offset by:

- $12.2 million more cash provided by contract financing arrangements.

Net cash provided by financing activities was $11.9 million, a change of $23.1 million compared to prior year primarily due to:

- $15.8 million additional net proceeds on lines of credit during 2006 compared to 2005.
- $8.7 million of excess tax benefits as a result of adopting SFAS 123(R).
- $1.0 million additional proceeds from stock option exercises during 2006 compared to 2005.

Partially offset by:

- $2.4 million additional purchases of treasury stock during 2006 compared to 2005.

Cash Conversion Cycle

	Year Ended December 31,		
	2006	2005	2004
Days sales outstanding in accounts receivable	28	27	24
Days inventory on-hand	67	24	24
Days payable outstanding	(70)	(44)	(42)
Cash Conversion Cycle Days	25	7	6

A key source of our liquidity is our ability to invest in inventory, sell the inventory to our customers, collect cash from our customers and pay our suppliers. We refer to this as the cash conversion cycle. The cash conversion cycle is measured by the number of days it takes to effect the cycle of investing in inventory, selling the inventory, paying suppliers and collecting cash from customers. The components in the cash conversion cycle are days sales outstanding in accounts receivable, days inventory on hand, and days payables outstanding. The cash conversion cycle, as we measure it, is the netting of days sales outstanding in accounts receivable and days inventory on hand with the days of payable outstanding. Circumstances when the cash conversion cycle decreases generally generate cash for the Company. Conversely, circumstances when the cash conversion cycle increases generally consume cash in the form of additional investment in working capital.

During 2006, the cash conversion cycle increased to 25 days from 7 days in 2005. The increase in the cash conversion cycle was the result of 1-day increase in days sales outstanding in accounts receivable and a 43-day increase in days inventory on-hand, partially offset by a 26-day increase in days payable outstanding. The increase in days sales outstanding was primarily due to our decision to discontinue the sale of trade receivables to third party financial institutions in Sweden and Norway during the first quarter of 2006. The 43-day increase in days inventory on-hand was primarily attributable to our Asia-Pacific and Europe divisions. The increase in days inventory on-hand in our Asia-Pacific division resulted primarily from significant purchases of wireless devices as part of an expanded global relationship with a major original equipment manufacturer. The increase in days inventory on-hand in our Europe division was primarily a result of an increase in inventory in support of overall increase in volume as well as the addition of product offerings and sales channels within the region. The 26-day increase in days payable outstanding was primarily related to the large inventory purchases in our Asia-Pacific division. This expanded global relationship is still in the launch and development stage, and we intend to improve our cash conversion cycle as the related new sales channels are solidified and as the new distribution model is rationalized.

The detail calculation of the components of the cash conversion cycle is as follows:

(A) Days sales outstanding in accounts receivable = Ending accounts receivable for continuing operations divided by average daily revenue (inclusive of value-added taxes for foreign operations) for the period.

(B) Days inventory on-hand = Ending inventory for continuing operations divided by average daily cost of revenue (excluding indirect product and service costs) for the period.

(C) Days payables outstanding = Ending accounts payable for continuing operations divided by average daily cost of revenue (excluding indirect product and service costs) for the period.

(Dollar amounts in thousands)	Year Ended December 31,		
	2006	2005	2004
Days sales outstanding in accounts receivable:			
Continuing operations revenue	$ 2,425,373	$ 2,140,177	$ 1,772,424
Value-added taxes invoiced for continuing operations	123,916	110,707	110,733
Total continuing operations revenue and value-added taxes	$ 2,549,289	$ 2,250,884	$ 1,883,157
Daily sales including value-added taxes	7,081	6,252	5,231
Continuing operations ending accounts receivable	$ 228,186	$ 168,004	$ 126,274
Agency accounts receivable	(29,507)	-	-
Accounts receivable excluding agency receivables	$ 198,679	$ 168,004	$ 126,274
Days sales outstanding in accounts receivable(A)	28	27	24
Days inventory on-hand:			
Continuing operations cost of revenue	$ 2,274,467	$ 2,008,165	$ 1,667,660
Indirect product and service costs	(169,520)	(126,700)	(99,053)
Total continuing operations cost of products sold	$ 2,104,947	$ 1,881,465	$ 1,568,607
Daily cost of products sold	5,847	5,226	4,357
Continuing operations ending inventory	$ 391,657	$ 124,864	$ 105,469
Agency inventory	(2,606)	-	-
Inventory excluding agency inventory	$ 389,051	$ 124,864	$ 105,469
Days inventory on-hand(B)	67	24	24
Days payables outstanding in accounts payable:			
Daily cost of products sold	$ 5,847	$ 5,226	$ 4,357
Continuing operations ending accounts payable	$ 454,546	$ 232,249	$ 181,634
Agency accounts payable	(46,853)	-	-
Accounts payable excluding agency payables	$ 407,693	$ 232,249	$ 181,634
Days payable outstanding(C)	70	44	42
Cash conversion cycle days (A+B-C)	25	7	6

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(1) Agency accounts receivable, inventory and accounts payable represent amounts on our balance sheet that include the full value of the product for which the revenue associated with these transactions is recorded under the net method (excluding the value of the product sold).

Lines of Credit

The table below summarizes lines of credit that were available to the Company as of December 31, 2006:

	Commitment	Gross Availability	Outstanding	Letters of Credit & Guarantees	Net Availability
			(Amounts in 000s)		
North America	$ 70,000	$ 63,000	$ --	$ 25,000	$ 38,000
Australia	39,430	38,819	3,750	11,275	23,794
Norway	2,405	2,405	--	--	2,405
Sweden	4,380	4,380	--	--	4,380
Slovakia	21,000	21,000	13,875	--	7,125
Total	$ 137,215	$ 129,604	$ 17,625	$ 36,275	$ 75,704

Liquidity Analysis

We measure liquidity as the summation of total unrestricted cash and unused borrowing availability, and we use this measurement as an indicator of how much access to cash we have to either grow the business through investment in new markets, acquisitions, or through expansion of existing service or product lines or to contend with adversity such as unforeseen operating losses potentially caused by reduced demand for our products and services, material uncollectible accounts receivable, or material inventory write-downs, as examples. The table below shows our liquidity calculation.

	December 31, 2006		December 31, 2005		% Change
	(Amounts in 000s)				
Unrestricted cash	$	54,130	$	106,053	(49)%
Unused borrowing availability		75,704		79,494	(5)%
Liquidity	$	129,834	$	185,547	(30)%

In September and December 2006, we made significant purchases of wireless devices as part of an expanded global relationship with a major original equipment manufacturer. As discussed above, the cash generated from selling this product was less than the payments we made to our vendor, which was the primary reason for our decrease in cash and liquidity. This expanded global relationship is still in the launch and development stage, and we intend to improve our liquidity as the related new sales channels are solidified and as the new distribution model is rationalized. We believe we have adequate liquidity to fund this investment in working capital. We also believe that our existing liquidity as well as the additional liquidity provided from our new credit facility entered into on February 16, 2007 will be sufficient to operate our business for the next 12 months. Refer to Item 1A, "Risk Factors". Further details regarding our new credit facility are disclosed in Note 16 to the Consolidated Financial Statements.

Capital Resources

Capital expenditures were $20.8 million, $12.6 million and $8.0 million for 2006, 2005 and 2004. Capital expenditures were primarily related to investments in our information technology infrastructure and software upgrades as well as equipment and leasehold improvements for new facilities, particularly in the U.S. Expenditures for capital resources historically have been composed of information systems, leasehold improvements and warehouse equipment. We expect this pattern to continue in future periods. Capital expenditures for 2006 included approximately $3.8 million related to our new dedicated distribution facility in Louisville, Kentucky, for which a portion of the capital expenditures were funded with amounts received from our customer as discussed in Note 3 to the Consolidated Financial Statements. We expect to invest in a range of $19.0 million to $23.0 million in 2007. A key component of our strategic plan is geographic expansion. We expect our level of capital expenditures to be affected by our geographic expansion activity.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Our disclosures regarding cash requirements of contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of December 31, 2006.

	Payments due by Period									
	Total		Less than 1 Year		1 to 3 Years		3 to 5 Years		Thereafter	
	(Amounts in 000s)									
Operating leases	$	78,665	$	11,400	$	18,412	$	14,758	$	34,095
Third-party debt and lines of credit(1)		17,625		13,875		3,750		--		--
Purchase obligations(2)		26,340		26,340		--		--		--
Letters of credit		36,275		36,275		--		--		--
Total	$	158,905	$	87,890	$	22,162	$	14,758	$	34,095

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(1) Reflects amounts included on the Consolidated Balance Sheet including amounts owed under our line of credit in Australia that was replaced in February 2007.

(2) Purchase obligations exclude agreements that are cancelable without penalty.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and related disclosures at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. We consider an accounting estimate to be critical if:

- The accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the estimate was made; and
- Changes in the estimate are reasonably likely to occur from period to period as new information becomes available, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. Our estimates are based on historical experience, information from third-party professionals and various other assumptions we believe to be reasonable. Management has discussed the development and selection of these critical accounting estimates with the Audit Committee and the Audit Committee has reviewed the foregoing disclosure. In addition, there are other items within our financial statements that require estimation, but are not deemed critical based on the criteria above. Changes in estimates used in these and other items could have a material impact on our financial statements in any one period.

Deferred Taxes and Effective Tax Rates

We estimate the effective tax rates and associated liabilities or assets for each legal entity in accordance with SFAS 109. We use tax-planning to minimize or defer tax liabilities to future periods. In recording effective tax rates and related liabilities and assets, we rely upon estimates, which are based upon our interpretation of United States and local tax laws as they apply to our legal entities and our overall tax structure. Audits by local tax jurisdictions, including the United States Government, could yield different interpretations from our own and cause the Company to owe more taxes than originally recorded. We utilize internal and external skilled resources in the various tax jurisdictions to evaluate our position and to assist in our calculation of tax expense and related liabilities.

For interim periods, we accrue our tax provision at the effective tax rate that we expect for the full year. As the actual results from our various businesses vary from our estimates earlier in the year, we adjust the succeeding interim period's effective tax rates to reflect our best estimate for the year-to-date results and for the full year. As part of the effective tax rate, if we determine that a deferred tax asset arising from temporary differences is not likely to be utilized, we will establish a valuation allowance against that asset to record it at the expected realizable value.

Goodwill and Long-lived Asset Impairment

We assess goodwill for impairment annually, or more frequently when indicators of impairment are present. At December 31, 2006, we had $7.0 million of goodwill recorded as an asset. We perform our annual impairment analysis during the fourth quarter, and based on our analysis performed in 2006, we determined no impairment was necessary for the remaining goodwill balance. In our impairment analysis we estimate the fair value of an enterprise based on the present value of anticipated future cash flows. We recognize an impairment loss to the extent the net assets of the enterprise exceed the present value of anticipated future cash flows.

We test our long-lived assets for impairment whenever there are indicators that the carrying value of the assets may not be recoverable. For long-lived assets impairment testing, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment charge to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The fair value of the asset then becomes the asset's new carrying value, which we depreciate over the remaining estimated useful life of the asset. Our long-lived assets were recorded at their fair value and there were no material impairment charges in 2006.

CREDIT RATING

We are rated by Standard & Poor's. As of December 31, 2006, our rating was BB- with a "stable" outlook. Standard & Poor's upgraded their rating for the Company on April 12, 2006 from B+ to BB-. Standard & Poor's downgraded our outlook to negative on February 21, 2007.

SEASONALITY

We are subject to seasonal patterns that generally affect the wireless device industry. Wireless devices are generally used by businesses, governments and consumers. For businesses and governments, purchasing behavior is affected by fiscal year ends, while consumers are affected by holiday gift-giving seasons. For the global wireless device industry, seasonal patterns for wireless device units handled have been as follows:

Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	22%	24%	25%	29%
2005	21%	23%	26%	30%
2004	23%	23%	25%	29%

The seasonal patterns for wireless devices handled by us have been as follows:

Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2006	23%	25%	24%	28%
2005	18%	22%	26%	34%
2004	21%	22%	25%	32%

FORWARD LOOKING AND CAUTIONARY STATEMENTS

Various statements, discussions and analyses throughout this Annual Report on Form 10-K are not based on historical fact and contain forward-looking statements. Actual future results may differ materially from the forward-looking statements in this Annual Report on Form 10-K. Future trends for revenue and profitability are difficult to predict due to a variety of known and unknown risks and uncertainties, including, without limitation, (i) significant future payment obligations for wireless devices; (ii) loss of significant customers or a reduction in prices we charge these customers; (iii) possible adverse effect on demand for our products resulting from consolidation of mobile operators; (iv) dependence upon principal suppliers and availability and price of wireless products; (v) our ability to borrow additional funds; (vi) possible difficulties collecting our accounts receivable; (vii) our ability to increase volumes and maintain our margins; (viii) our ability to expand implement our future growth strategy, including acquisitions; (ix) uncertainty regarding future volatility in our Common Stock price; (x) uncertainty whether wireless equipment manufacturers and wireless network operators will continue to outsource aspects of their business to us; (xi) our reliance upon third parties to manufacture products which we distribute and reliance upon their quality control procedures; (xii) our operations may be materially affected by fluctuations in regional demand and economic factors; (xiii) our ability to respond to rapid technological changes in the wireless communications and data industry; (xiv) access to or the cost of increasing amounts of capital, trade credit or other financing; (xv) risks of foreign operations, including currency, trade restrictions and political risks in our foreign markets; (xvi) effect of natural disasters, epidemics, hostilities or terrorist attacks on our operations; (xvii) investment in sophisticated information systems technologies and our reliance upon the proper functioning of such systems; (xviii) possible adverse effects of future medical claims regarding the use of wireless devices; (xix) our ability to meet intense industry competition; (xx) our ability to manage and sustain future growth at our historical or current rates; (xxi) certain relationships and financings, which may provide us with minimal returns or losses on our investments; (xxii) the impact that seasonality may have on our business and results; (xxiii) our ability to attract and retain qualified management and other personnel, cost of complying with labor agreements and high rate of personnel turnover; (xxiv) our ability to protect our proprietary information; (xxv) our significant payment obligations under certain lease and other contractual arrangements; (xxvi) our ability to maintain adequate insurance at a reasonable cost; (xxvii) the potential issuance of additional equity, including our Common Stock, which could result in dilution of existing shareholders and may have an adverse impact on the price of our Common Stock; and (xxviii) existence of anti-takeover measures. Because of the aforementioned uncertainties affecting our future operating results, past performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate future results or trends.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist principally of cash investments, forward currency contracts and accounts receivable. We maintain cash investments primarily in AAA rated money market mutual funds and overnight repurchase agreements, which have minimal credit risk. We place forward currency contracts with high credit-quality financial institutions in order to minimize credit risk exposure. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of geographically dispersed customers. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral to secure accounts receivable. In certain circumstances, we have obtained credit insurance to mitigate our credit risk.

Exchange Rate Risk Management

A substantial portion of our revenue and expenses are transacted in markets worldwide and may be denominated in currencies other than the U.S. dollar. Accordingly, our future results could be adversely affected by a variety of factors, including changes in specific countries' political, economic or regulatory conditions and trade protection measures.

Our foreign currency risk management program is designed to reduce, but not eliminate, unanticipated fluctuations in earnings and cash flows caused by volatility in currency exchange rates by hedging. Generally, through the purchase of forward contracts, we hedge transactional currency risk, but do not hedge foreign currency revenue or future operating income. Also, we do not hedge our investment in foreign subsidiaries, where fluctuations in foreign currency exchange rates may affect our comprehensive income or loss. An adverse change (defined as a 10% strengthening of the U.S. dollar) in all exchange rates, relative to our foreign currency risk management program, would have had no material impact on our results of operations for 2005 or 2004. At December 31, 2006, we had no cash flow or net investment hedges open. Our sensitivity analysis of foreign currency exchange rate movements does not factor in a potential change in volumes or local currency prices of our products sold or services provided. Actual results may differ materially from those discussed above.

Interest Rate Risk Management

We are exposed to potential loss due to changes in interest rates. Investments with interest rate risk include short-term marketable securities. Debt with interest rate risk includes the fixed and variable rate debt. To mitigate interest rate risks, we have, in the past, utilized interest rate swaps to convert certain portions of our variable rate debt to fixed interest rates.

We are exposed to changes in interest rates on our variable interest rate revolving lines of credit. A 10% increase in short-term borrowing rates during the quarter would have resulted in only a nominal increase in interest expense. We did not have any interest rate swaps outstanding at December 31, 2006.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements

Brightpoint, Inc.
Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Year Ended December 31,		
	2006	2005	2004
Revenue			
Distribution revenue	$ 2,097,510	$ 1,845,983	$ 1,523,717
Logistic services revenue	327,863	294,194	248,707
Total revenue	2,425,373	2,140,177	1,772,424
Cost of revenue			
Cost of distribution revenue	2,015,736	1,774,612	1,464,119
Cost of logistic services revenue	258,731	233,553	203,541
Total cost of revenue	2,274,467	2,008,165	1,667,660
Gross profit	150,906	132,012	104,764
Selling, general and administrative expenses	102,544	86,726	69,433
Facility consolidation charge (benefit)	(9)	933	(236)
Operating income from continuing operations	48,371	44,353	35,567
Interest, net	553	(146)	(37)
Other (income) expenses	(610)	1,523	1,526
Income from continuing operations before income taxes	48,428	42,976	34,078
Income tax expense	12,238	11,058	10,252
Income from continuing operations	36,190	31,918	23,826
Discontinued operations, net of income taxes:			
Loss from discontinued operations	(417)	(20,600)	(4,343)
Loss on disposal of discontinued operations	(163)	(878)	(5,713)
Total discontinued operations, net of income taxes	(580)	(21,478)	(10,056)
Net income	$ 35,610	$ 10,440	$ 13,770
Earnings per share - basic:			
Income from continuing operations	$ 0.74	$ 0.67	$ 0.48
Discontinued operations, net of income taxes	(0.01)	(0.45)	(0.20)
Net income	$ 0.73	$ 0.22	$ 0.28
Earnings per share - diluted:			
Income from continuing operations	$ 0.72	$ 0.64	$ 0.46
Discontinued operations, net of income taxes	(0.02)	(0.43)	(0.19)
Net income	$ 0.70	$ 0.21	$ 0.27
Weighted average common shares outstanding:			
Basic	49,104	47,954	50,091
Diluted	50,554	49,657	51,757

See accompanying notes

Brightpoint, Inc.
Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31, 2006		December 31, 2005	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	**54,130**	$	106,053
Pledged cash		**201**		168
Accounts receivable (less allowance for doubtful accounts of $4,926 in 2006 and $3,621 in 2005)		**228,186**		168,004
Inventories		**391,657**		124,864
Contract financing receivable		**20,161**		15,630
Contract financing inventory		**7,293**		13,119
Other current assets		**25,870**		22,623
Total current assets		**727,498**		450,461
Property and equipment, net		**37,904**		27,989
Goodwill and other intangibles, net		**8,219**		6,707
Other assets		**4,732**		2,667
Total assets	$	**778,353**	$	487,824
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	**454,552**	$	232,258
Accrued expenses		**68,320**		64,494
Contract financing payable		**30,991**		32,373
Lines of credit, short-term		**13,875**		-
Total current liabilities		**567,738**		329,125
Long-term liabilities:				
Lines of credit		**3,750**		-
Other long-term liabilities		**12,037**		9,657
Total long-term liabilities		**15,787**		9,657
Total liabilities		**583,525**		338,782
COMMITMENTS AND CONTINGENCIES				
Shareholders' equity:				
Preferred stock, $0.01 par value: 1,000 shares authorized; no shares issued or outstanding		**-**		-
Common stock, $0.01 par value: 100,000 shares authorized; 57,536 issued in 2006 and 55,875 issued in 2005		**575**		559
Additional paid-in-capital		**266,756**		258,443
Treasury stock, at cost, 6,891 shares in 2006 and 6,113 shares in 2005		**(58,295)**		(39,928)
Unearned compensation		**-**		(12,125)
Retained deficit		**(17,918)**		(53,528)
Accumulated other comprehensive income (loss)		**3,710**		(4,379)
Total shareholders' equity		**194,828**		149,042
Total liabilities and shareholders' equity	$	**778,353**	$	487,824

See accompanying notes

Brightpoint, Inc.
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
Operating activities			
Net income	$ 35,610	$ 10,440	$ 13,770
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	12,234	11,101	10,070
Discontinued operations	580	21,478	10,056
Net operating cash flows used in discontinued operations	-	(2,085)	(1,674)
Pledged cash requirements	(15)	13,662	3,212
Non-cash compensation	6,005	2,837	-
Facility consolidation charge (benefit)	(9)	933	(236)
Change in deferred taxes	(3,020)	(390)	1,792
Income tax benefits from exercise of stock options	-	5,377	5,418
Other non-cash	2,126	401	-
	53,511	63,754	42,408
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures:			
Accounts receivable	(41,135)	(47,778)	(16,265)
Inventories	(258,070)	(23,656)	1,476
Other operating assets	(1,542)	(6,183)	(590)
Accounts payable and accrued expenses	197,319	82,823	(19,287)
Net cash provided by (used in) operating activities	(49,917)	68,960	7,742
Investing activities			
Capital expenditures	(20,779)	(12,649)	(8,029)
Acquisitions, net of cash acquired	(1,413)	(413)	(1,447)
Net investing cash flow from discontinued operations	-	(1,097)	33
Net cash provided by (used in) contract financing arrangements	6,960	(5,285)	4,398
Decrease (increase) in other assets	(1,853)	3,945	(878)
Net cash used in investing activities	(17,085)	(15,499)	(5,923)
Financing Activities			
Net proceeds from (payments on) credit facilities	15,825	-	(16,462)
Purchase of treasury stock	(18,367)	(15,918)	(24,010)
Net financing cash used in discontinued operations	-	-	(38)
Excess tax benefit from equity based compensation	8,690	-	-
Pledged cash requirements	-	-	5,000
Proceeds from common stock issuances under employee stock option plans	5,760	4,750	1,013
Net cash provided by (used in) financing activities	11,908	(11,168)	(34,497)
Effect of exchange rate changes on cash and cash equivalents	3,171	(8,360)	5,919
Net increase (decrease) in cash and cash equivalents	(51,923)	33,933	(26,759)
Cash and cash equivalents at beginning of year	106,053	72,120	98,879
Cash and cash equivalents at end of year	$ 54,130	$ 106,053	$ 72,120

See accompanying notes

Brightpoint, Inc.
Consolidated Statements of Shareholders' Equity

(Amounts in thousands)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Unearned Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
Balance at December 31, 2003	$ 520	$ 227,011	$ -	$ -	$ (77,738)	$ (2,209)	$ 147,584	
2004 Activity:								
Net Income	-	-	-	-	13,770	-	13,770	13,770
Other comprehensive income (loss):								
Currency translation of foreign investments	-	-	-	-	-	6,961	6,961	6,961
Purchase of treasury stock	-	-	(24,010)	-	-	-	(24,010)	-
Common stock issued in connection with employee stock plans and related income tax benefit	7	6,425	-	-	-	-	6,432	-
Balance at December 31, 2004	$ 527	$ 233,436	$ (24,010)	$ -	$ (63,968)	$ 4,752	$ 150,737	$ 20,731
2005 Activity:								
Net Income	-	-	-	-	10,440	-	10,440	$ 10,440
Other comprehensive income (loss):								
Currency translation of foreign investments	-	-	-	-	-	(9,131)	(9,131)	(9,131)
Purchase of treasury stock	-	-	(15,918)	-	-	-	(15,918)	-
Unearned compensation	-	-	-	(12,125)	-	-	(12,125)	-
Common stock issued in connection with employee stock plans and related income tax benefit	32	25,007	-	-	-	-	25,039	-
Balance at December 31, 2005	$ 559	$ 258,443	$ (39,928)	$ (12,125)	$ (53,528)	$ (4,379)	$ 149,042	$ 1,309
2006 Activity:								
Net Income	-	-	-	-	35,610	-	35,610	35,610
Other comprehensive income (loss):								
Currency translation of foreign investments	-	-	-	-		8,548	8,548	8,548
Adjustment to adopt Statement of Financial Accounting Standards 158, net of tax	-	-	-	-	-	(459)	(459)	-
Purchase of treasury stock	-	-	(18,367)	-	-	-	(18,367)	-
Unearned compensation	-	-	-	12,125	-	-	12,125	-
Common stock issued in connection with employee stock plans and related income tax benefit	16	8,313	-	-	-	-	8,329	-
Balance at December 31, 2006	$ 575	$ 266,756	$ (58,295)	$ -	$ (17,918)	$ 3,710	$ 194,828	$ 44,158

See accompanying notes

Brightpoint, Inc.
Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brightpoint, Inc. (the Company) is a global leader in the distribution of wireless devices and accessories and provision of customized logistic services to the wireless industry including wireless network operators (also referred to as "mobile operators"), Mobile Virtual Network Operators (MVNOs) and manufacturers with operations centers and/or sales offices in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Portugal, Russia, Singapore, Slovakia, Sweden, United Arab Emirates, United Kingdom and the United States. The Company provides integrated logistic services including procurement, inventory management, software loading, kitting and customized packaging, fulfillment, credit services and receivables management, call center and activation services, website hosting, e-fulfillment solutions and other services within the global wireless industry. Customers include mobile operators, MVNOs, resellers, retailers and wireless equipment manufacturers. The Company provides distribution and logistic services for wireless products manufactured by companies such as High Tech Computer Corp., Kyocera, LG Electronics, Motorola, Nokia, Samsung, Siemens, Sony Ericsson and UTStarcom.

The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. In June 2004, the Company reincorporated under the laws of the State of Indiana under the name of Brightpoint, Inc.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, the Company reviews its estimates and assumptions. The Company's estimates were based on its historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but management does not believe such differences will materially affect the Company's financial position or results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) 104, *Revenue Recognition.* Revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The amount of revenue is determined based on either the gross method or the net method. The amount under the gross method includes the value of the product sold while the amount under the net method does not include the value of the product sold.

For distribution revenue, which is recorded using the gross method, the criteria of SAB 104 are generally met upon shipment to customers, including title transfer; and therefore, revenue is recognized at the time of shipment. In some circumstances, the customer may take legal title and assume risk of loss upon delivery; and therefore, revenue is recognized on the delivery date. In certain countries, title is retained by the Company for collection purposes only, which does not impact the timing of revenue recognition in accordance to the provisions of SAB 104. Sales are recorded net of discounts, rebates, returns, and allowances. The Company does not have any material post-shipment obligations (e.g. customer acceptance) or other arrangements. A portion of the Company's sales involves shipments of products directly from its suppliers to its customers. In such circumstances, the Company negotiates the price with the supplier and the customer, assumes responsibility for the delivery of the product and, at times, takes the ownership risk while the product is in transit, pays the supplier directly for the product shipped, establishes payment terms and bears credit risk of collecting payment from its customers. In addition, the Company bears responsibility for accepting returns of products from the customer in these arrangements.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable on an on-going basis. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company's historical experience. In certain circumstances, the Company has obtained credit insurance to mitigate its credit risk.

Contract Financing Arrangements

The Company offers financing of inventory and receivables to certain mobile operator customers and their authorized dealer/agents under contractual arrangements. Under these arrangements, the Company records the accounts receivable from sales on behalf of these customers and inventory and accounts payable for product purchased under these arrangements; however, the Company has the ability to require these customers, subject to certain limitations, to assume the accounts receivable or repurchase the inventory that it has purchased on their behalf. Consequently, the Company is financing these receivables and inventory and has a receivable from these customers for the amounts it has financed. Inventory purchased and accounts receivable from product sold under these arrangements is recorded as a current asset under the caption "Contract financing inventory" and " Contract financing receivable", and any accounts payable pursuant to these arrangements is recorded as a current liability under the heading "Contract financing payable". The Company records revenue for these logistic services at the amount of the net margin because it is acting as an agent for mobile operators as defined by EITF 99-19.

The following is a summary of the Company's contract financing arrangements (in thousands):

	Contract Financing Receivable	Contract Financing Inventory	Contract Financing Payables	Gross Billings	Revenue Recognized (Net Margin)
2006	$ 20,161	$ 7,293	$ 30,991	$ 200,199	$ 5,510
2005	15,630	13,119	32,373	175,374	7,078

The Company's contract financing activities are provided to mobile operators and their authorized deal/agents located in the United States and Slovakia. Decisions to grant credit under these arrangements are generally at the discretion of the Company, are made within guidelines established by the mobile operators and are subject to the Company's normal credit granting and ongoing credit evaluation process.

Inventories

Inventories primarily consist of wireless devices and accessories and are stated at the lower of cost (first-in, first-out method) or market. Overhead expenses are capitalized for inventory held in stock and expensed at the time the inventory is sold. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence, considering any stock balancing or rights of return that it may have with certain suppliers. This evaluation includes analyses of sales levels by product and projections of future demand. The Company writes off inventories that are considered obsolete. Remaining inventory balances are adjusted to approximate the lower of cost or market value. Inventory adjustments for obsolescence and lower of cost or market value may be expensed directly or applied to an inventory valuation allowance, depending on the nature of the adjustment. During the years ended December 31, 2006 and 2005, the Company had no individually significant inventory valuation adjustments.

Fair Value of Financial Instruments

The carrying amounts at December 31, 2006 and 2005, of cash and cash equivalents, pledged cash, accounts receivable, contract financing receivable, other current assets, accounts payable, accrued expenses, contract financing payables and certain of the Company's credit facilities approximate their fair values because of the short maturity of those instruments.

Brightpoint, Inc.
Notes to Consolidated Financial Statements

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Brightpoint, Inc. (the Company) is a global leader in the distribution of wireless devices and accessories and provision of customized logistic services to the wireless industry including wireless network operators (also referred to as "mobile operators"), Mobile Virtual Network Operators (MVNOs) and manufacturers with operations centers and/or sales offices in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Portugal, Russia, Singapore, Slovakia, Sweden, United Arab Emirates, United Kingdom and the United States. The Company provides integrated logistic services including procurement, inventory management, software loading, kitting and customized packaging, fulfillment, credit services and receivables management, call center and activation services, website hosting, e-fulfillment solutions and other services within the global wireless industry. Customers include mobile operators, MVNOs, resellers, retailers and wireless equipment manufacturers. The Company provides distribution and logistic services for wireless products manufactured by companies such as High Tech Computer Corp., Kyocera, LG Electronics, Motorola, Nokia, Samsung, Siemens, Sony Ericsson and UTStarcom.

The Company was incorporated under the laws of the State of Indiana in August 1989 under the name Wholesale Cellular USA, Inc. and reincorporated under the laws of the State of Delaware in March 1994. In September 1995, the Company changed its name to Brightpoint, Inc. In June 2004, the Company reincorporated under the laws of the State of Indiana under the name of Brightpoint, Inc.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis, the Company reviews its estimates and assumptions. The Company's estimates were based on its historical experience and various other assumptions that the Company believes to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but management does not believe such differences will materially affect the Company's financial position or results of operations.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) 104, *Revenue Recognition.* Revenue is recognized when the title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility is reasonably assured. The amount of revenue is determined based on either the gross method or the net method. The amount under the gross method includes the value of the product sold while the amount under the net method does not include the value of the product sold.

For distribution revenue, which is recorded using the gross method, the criteria of SAB 104 are generally met upon shipment to customers, including title transfer; and therefore, revenue is recognized at the time of shipment. In some circumstances, the customer may take legal title and assume risk of loss upon delivery; and therefore, revenue is recognized on the delivery date. In certain countries, title is retained by the Company for collection purposes only, which does not impact the timing of revenue recognition in accordance to the provisions of SAB 104. Sales are recorded net of discounts, rebates, returns, and allowances. The Company does not have any material post-shipment obligations (e.g. customer acceptance) or other arrangements. A portion of the Company's sales involves shipments of products directly from its suppliers to its customers. In such circumstances, the Company negotiates the price with the supplier and the customer, assumes responsibility for the delivery of the product and, at times, takes the ownership risk while the product is in transit, pays the supplier directly for the product shipped, establishes payment terms and bears credit risk of collecting payment from its customers. In addition, the Company bears responsibility for accepting returns of products from the customer in these arrangements.

Under these arrangements, the Company serves as the principal with the customer, as defined by Emerging Issues Task Force (EITF) Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, and therefore recognizes the sale and cost of sale of the product upon receiving notification from the supplier that the product has shipped or in cases of FOB destination, CIP destination, or similar terms, the Company recognizes the sales upon confirmation of delivery to the customer at the named destination.

For logistic services revenue, the criteria of SAB 104 are met when the Company's logistic services have been performed and, therefore, revenue is recognized at that time. In general, logistic services are fee-based services. The Company has certain arrangements for which it records receivables, inventory and payables based on the gross amount of the transactions; however, the Company records revenue for these logistic services at the amount of net margin because it is acting as an agent for mobile operators as defined by EITF 99-19. The Company also records revenue from the sale of prepaid airtime within logistic services. In certain circumstances, the Company recognizes revenue for the sales of prepaid airtime using the gross method (based on the full sales price of the airtime to its customers) because the Company has general inventory risk, latitude in setting price and other gross reporting indicators as defined by EITF 99-19. If all of the Company's prepaid airtime transactions that are currently recorded using the gross method were accounted for using the net method, logistic services revenue would have been lower by $121.7 million, $136.7 million and $132.8 million for 2006, 2005 and 2004.

In other logistic services arrangements, the Company receives activation commissions for acquiring subscribers on behalf of mobile operators through its independent dealer/agents. In the event activation occurs through an independent dealer/agent, a portion of the commission is passed on to the dealer/agent. These arrangements may contain provisions for additional residual commissions based on subscriber usage. These agreements may also provide for the reduction or elimination of activation commissions if subscribers deactivate service within stipulated periods. The Company recognizes revenue for activation commissions upon activation of the subscriber's service and residual commissions when earned. An allowance is established for estimated wireless service deactivations as a reduction of accounts receivable and revenues. In circumstances when the Company acts as the obligor and determines the commission it will offer to independent dealer/agents, the Company recognizes the full commission earned from the mobile operator using the gross method. In circumstances where the Company is acting as an agent for mobile operators as defined by EITF 99-19, the Company recognizes the revenue using the net method. Performance penalty clauses may be included in certain contracts whereby the Company provides logistic services. In general, these penalties are in the form of reduced per unit fees or a specific dollar amount. In the event the Company has incurred performance penalties, revenues are reduced accordingly within each calendar month.

Gross Profit

The Company determines its gross profit as the difference between revenue and cost of revenue. Cost of revenue includes the direct product costs, freight, direct and indirect labor, facilities, equipment and related costs (including depreciation), information systems (including related maintenance and depreciation), and other indirect costs associated with products sold and services provided.

Vendor Programs

The Company has three major types of incentive arrangements with various suppliers: price protection, volume incentive rebates, and marketing, training and promotional funds. The Company follows EITF 02-16, *Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor* and EITF 03-10, *Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers*, in accounting for vendor programs. To the extent that the Company receives excess funds from suppliers for reimbursement of its costs, the Company recognizes the excess as a liability due to the supplier, which is applied to future costs incurred on behalf of the supplier.

- *Price protection*: consideration is received from certain, but not all, suppliers in the form of a credit memo based on market conditions as determined by the supplier. The amount is determined based on the difference between original purchase price from the supplier and revised list price from the supplier. The terms of the price protection varies by supplier and product, but is typically less than one month from original date of purchase. This amount is accrued as a reduction of trade accounts payable until a credit memo is received and applied as a debit to the outstanding accounts payable. This same amount is either a reduction of inventory cost or is a reduction of cost of sales for those wireless devices already sold.

- *Volume incentive rebates*: consideration is received from certain suppliers when purchase or sell-through targets are attained or exceeded within a specified time period. The amount of rebate earned in any financial reporting period is accrued as a vendor receivable, which is classified as a reduction of trade accounts payable. This same amount is either a reduction of inventory cost or is a reduction of cost of sales for those devices already sold. In certain markets, the amount of the rebate is determined based on actual volumes purchased for the incentive period to date at the established rebate percentage without minimum volume purchase requirements. In other markets, where the arrangement has a tiered rate structure for increasing volumes, the rate of the rebate accrual is determined based on the actual volumes purchased plus reasonable, predictable estimates of future volumes within the incentive period. In the event the future volumes are not reasonably estimable, the Company records the incentive at the conclusion of the rebate period or at the point in time when the volumes are reasonably estimable. Upon expiration of the rebate period an adjustment is recognized through inventory or cost of sales for devices already sold if there is any variance between estimated rebate receivable and actual rebate earned. To the extent that the Company passes-through rebates to its customers, the amount is recognized as a liability in the period that it is probable and reasonably estimable.
- *Marketing, training and promotional funds*: consideration is received from certain suppliers for cooperative arrangements related to market development, training and special promotions agreed upon in advance. The amount received is generally in the form of a credit memo, which is applied to trade accounts payable. The same amount is recorded as a current liability. Expenditures made pursuant to the agreed upon activity reduces this liability. To the extent that the Company incurs costs in excess of the established supplier fund, the Company recognizes the amount as a selling expense.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents. Pledged cash represents cash reserved as collateral for letters of credit issued by financial institutions on behalf of the Company or its subsidiaries and as collateral for vendor credit.

Concentrations of Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. These receivables are generated from product sales and services provided to mobile operators, agents, resellers, dealers and retailers in the global wireless industry and are dispersed throughout the world, including North America, South America, Asia, the Pacific Rim and Europe. The Company performs periodic credit evaluations of its customers and provides credit in the normal course of business to a large number of its customers. However, consistent with industry practice, the Company does not generally require collateral from its customers to secure trade accounts receivable.

In 2006, 2005 and 2004, Generation Next Group (formerly Computech), a customer of the Company's Brightpoint Asia Limited operations, accounted for approximately 13%, 12% and 12% of the Company's total revenue and 29%, 23% and 22% of the Asia-Pacific division's revenue. At December 31, 2006 and 2005, there were no amounts owed to the Company from Generation Next Group. The loss or a significant reduction in business activities by the Company's customers could have a material adverse affect on the Company's revenue and results of operations.

The Company is primarily dependent upon wireless equipment manufacturers for its supply of wireless voice and data equipment. Revenue from the sale of Nokia products, represented approximately 47%, 52% and 58% of total revenue in 2006, 2005 and 2004. The Company is dependent on the ability of its suppliers to provide an adequate supply of products on a timely basis and on favorable pricing terms. The loss of certain principal suppliers or a significant reduction in product availability from principal suppliers could have a material adverse effect on the Company. The Company also relies on its suppliers to provide trade credit facilities and favorable payment terms to adequately fund its on-going operations and product purchases. In certain circumstances, the Company has issued cash-secured letters of credit on behalf of certain of its subsidiaries in support of their vendor credit facilities. The payment terms received from the Company's suppliers is dependent on several factors, including, but not limited to, the Company's payment history with the supplier, the supplier's credit granting policies, contractual provisions, the Company's overall credit rating as determined by various credit rating agencies, the Company's recent operating results, financial position and cash flows and the supplier's ability to obtain credit insurance on amounts that the Company owes them. Adverse changes in any of these factors, certain of which may not be wholly in the Company's control, could have a material adverse effect on the Company's operations. The Company believes that its relationships with its suppliers are satisfactory; however, it has periodically experienced inadequate supply of certain models from certain wireless device manufacturers.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable on an on-going basis. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, the Company records a specific allowance against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are past due, the current business environment and the Company's historical experience. In certain circumstances, the Company has obtained credit insurance to mitigate its credit risk.

Contract Financing Arrangements

The Company offers financing of inventory and receivables to certain mobile operator customers and their authorized dealer/agents under contractual arrangements. Under these arrangements, the Company records the accounts receivable from sales on behalf of these customers and inventory and accounts payable for product purchased under these arrangements; however, the Company has the ability to require these customers, subject to certain limitations, to assume the accounts receivable or repurchase the inventory that it has purchased on their behalf. Consequently, the Company is financing these receivables and inventory and has a receivable from these customers for the amounts it has financed. Inventory purchased and accounts receivable from product sold under these arrangements is recorded as a current asset under the caption "Contract financing inventory" and " Contract financing receivable", and any accounts payable pursuant to these arrangements is recorded as a current liability under the heading "Contract financing payable". The Company records revenue for these logistic services at the amount of the net margin because it is acting as an agent for mobile operators as defined by EITF 99-19.

The following is a summary of the Company's contract financing arrangements (in thousands):

	Contract Financing Receivable	Contract Financing Inventory	Contract Financing Payables	Gross Billings	Revenue Recognized (Net Margin)
2006	$ 20,161	$ 7,293	$ 30,991	$ 200,199	$ 5,510
2005	15,630	13,119	32,373	175,374	7,078

The Company's contract financing activities are provided to mobile operators and their authorized deal/agents located in the United States and Slovakia. Decisions to grant credit under these arrangements are generally at the discretion of the Company, are made within guidelines established by the mobile operators and are subject to the Company's normal credit granting and ongoing credit evaluation process.

Inventories

Inventories primarily consist of wireless devices and accessories and are stated at the lower of cost (first-in, first-out method) or market. Overhead expenses are capitalized for inventory held in stock and expensed at the time the inventory is sold. At each balance sheet date, the Company evaluates its ending inventories for excess quantities and obsolescence, considering any stock balancing or rights of return that it may have with certain suppliers. This evaluation includes analyses of sales levels by product and projections of future demand. The Company writes off inventories that are considered obsolete. Remaining inventory balances are adjusted to approximate the lower of cost or market value. Inventory adjustments for obsolescence and lower of cost or market value may be expensed directly or applied to an inventory valuation allowance, depending on the nature of the adjustment. During the years ended December 31, 2006 and 2005, the Company had no individually significant inventory valuation adjustments.

Fair Value of Financial Instruments

The carrying amounts at December 31, 2006 and 2005, of cash and cash equivalents, pledged cash, accounts receivable, contract financing receivable, other current assets, accounts payable, accrued expenses, contract financing payables and certain of the Company's credit facilities approximate their fair values because of the short maturity of those instruments.

The Company enters into derivative instruments through purchase of forward contracts to reduce, not eliminate, unanticipated fluctuation in earnings and cash flows caused by volatility in currency exchange rates. The Company also enters into derivative instruments through purchase of forward contracts to pay vendors who invoice the Company in a non-functional currency. The fair value of these instruments is reported as a current asset or current liability in the Consolidated Balance Sheets. These derivative instruments are not designated as hedges under Statement of Financial Accounting Standards (SFAS) 133, *Accounting for Derivative Instruments and Hedging Activities*; and therefore, changes in fair value of these instruments are included as a component of "Other (income) expenses" in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to fifteen years. Leasehold improvements are stated at cost and depreciated ratably over the shorter of the lease term of the associated property or the estimated life of the leasehold improvement. Maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Tangible and Finite-Lived Intangible Assets

The Company periodically considers whether indicators of impairment of long-lived tangible and finite-lived intangible assets are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, the Company recognizes an impairment charge to the extent the asset's carrying value is greater than the present value of anticipated future cash flows attributable to the asset. The fair value of the asset then becomes the asset's new carrying value, which, if applicable, the Company depreciates or amortizes over the remaining estimated useful life of the asset. At December 31, 2006 and 2005, the finite-lived intangible assets total $1.2 million and $0.4 million, net of accumulated amortization of $1.5 million and $1.2 million and are currently being amortized over three to five years at approximately $0.4 million per year. For the year ended December 31, 2006, the Company incurred no impairment charges for these long-lived intangible and finite lived intangible assets. For the year ended December 31, 2005, the Company recorded an impairment charge of approximately $2.3 million to write-down certain intangible assets in connection with the Company's decision to sell its operations in France. This impairment charge is included as a component of "Loss from discontinued operations" in the Consolidated Statement of Operations.

Goodwill

The Company follows the principles of SFAS 142, *Goodwill and Other Intangible Assets*. Goodwill is not amortized but rather tested annually for impairment. In the third quarter of 2005, the Company recorded an impairment charge of approximately $11.5 million as a result of its decision to sell its operations in France. This impairment charge is included as a component of "Loss from discontinued operations" in the Consolidated Statement of Operations. In the fourth quarter of 2006, 2005 and 2004, the Company performed the required annual impairment test on its remaining goodwill and incurred no additional impairment charges. The Company's reporting units are contained within three geographic segments, the Americas, Europe and Asia-Pacific as defined under SFAS 131, *Disclosures about Segments of an Enterprise and Related Information*. Based on the fact that each reporting unit constitutes a business, has discrete financial information with similar economic characteristics, and the operating results of the component are regularly reviewed by management, the Company applies the provisions of SFAS 142 and performs the necessary goodwill impairment tests at the reporting unit level.

The changes in the carrying amount of goodwill by reportable segment for the year ended December 31, 2006, are as follows (in thousands):

	Americas	Europe	Asia-Pacific	Total
Balance at December 31, 2004	$ --	$ 17,509	$ 1,495	$ 19,004
France impairment charge	--	(11,545)	--	(11,545)
Goodwill from acquisitions	--	--	275	275
Effects of foreign currency fluctuation	--	(1,988)	(99)	(2,087)
Balance at December 31, 2005	$ --	$ 3,976	$ 1,671	$ 5,647
Goodwill from acquisitions	611	--	--	611
Effects of foreign currency fluctuation	--	608	110	718
Balance at December 31, 2006	$ 611	$ 4,584	$ 1,781	$ 6,976

Foreign Currency Translation

The functional currency for most of the Company's foreign subsidiaries is the respective local currency. Revenue and expenses denominated in foreign currencies are translated to the U.S. dollar at average exchange rates in effect during the period, and assets and liabilities denominated in foreign currencies are translated to the U.S. dollar at the exchange rate in effect at the end of the period. Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations as a component of "Other (income) expenses." Currency translation of assets and liabilities (foreign investments) from the functional currency to the U.S. dollar are included in the Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequence of events that have been recognized in the Company's financial statements or income tax returns. Income taxes are recognized during the year in which the underlying transactions are reflected in the Consolidated Statements of Operations. Deferred taxes are provided for temporary differences between amounts of assets and liabilities as recorded for financial reporting purposes and amounts recorded for tax purposes. After determining the total amount of deferred tax assets, the Company determines whether it is more likely than not that some portion of the deferred tax assets will not be realized. If the Company determines that a deferred tax asset is not likely to be realized, a valuation allowance will be established against that asset to record it at its expected realizable value.

Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during each period, and diluted earnings per share is based on the weighted average number of common shares and dilutive common share equivalents outstanding during each period. Per share amounts for all periods presented in this report have been adjusted to reflect the 6 for 5 common stock split effected in the form of a stock dividend paid on May 31, 2006 and the 3 for 2 common stock splits effected in the form of stock dividends paid on September 30, 2005 and December 30, 2005. The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations (in thousands, except per share data):

	Year Ended December 31,		
	2006	2005	2004
Income from continuing operations	$ 36,190	$ 31,918	$ 23,826
Discontinued operations, net of income taxes	(580)	(21,478)	(10,056)
Net Income	$ 35,610	$ 10,440	$ 13,770
Earnings per share - basic:			
Income from continuing operations	$ 0.74	$ 0.67	$ 0.48
Discontinued operations, net of income taxes	(0.01)	(0.45)	(0.20)
Net income	$ 0.73	$ 0.22	$ 0.28
Earnings per share - diluted:			
Income from continuing operations	$ 0.72	$ 0.64	$ 0.46
Discontinued operations, net of income taxes	(0.02)	(0.43)	(0.19)
Net income	$ 0.70	$ 0.21	$ 0.27
Weighted average shares outstanding for basic earnings per share	49,104	47,954	50,091
Net effect of dilutive stock options, restricted stock units and restricted stock based on the treasury stock method using average market price	1,450	1,703	1,666
Weighted average shares outstanding for diulted earnings per share	50,554	49,657	51,757

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires the recognition of a tax position when it is more likely than not that the tax position will be sustained upon examination by relevant taxing authorities, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. This Statement defines fair value and provides guidance for how to measure fair value. SFAS 157 applies to assets and liabilities required or permitted to be measured at fair value under other accounting pronouncements; however, this Statement does not provide guidance whether assets and liabilities are required or permitted to be measured at fair value. The provisions of SFAS 157 are effective for the Company on January 1, 2008. Based on the conditions that existed as of December 31, 2006, the Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)*. This Statement requires the recognition of a liability for the unfunded status of a plan or an asset for a plan's overfunded status in the balance sheet. The statement also requires the recognition of changes in the funded status through comprehensive income during the year in which that change occurred. The Company adopted the provisions of SFAS 158 effective December 31, 2006. The adoption of this statement did not have a material impact on its financial statements.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income from continuing operations before income taxes and net income for the year ended December 31, 2006 are $2.6 million and $1.9 million lower than if it had continued to account for stock based compensation under APB 25. Total stock based compensation expense for the year ended December 31, 2006 was $4.1 million (net of related tax effects), compared to $2.2 million that would have been included in the determination of net income had the Company continued to account for stock based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.04 lower than if the Company had not adopted SFAS 123(R). In addition, SFAS 123(R) requires cash flows resulting from tax deductions of stock based compensation in excess of the compensation costs recognized for those awards (excess tax benefits) to be classified as financing cash flows; whereas, previously, the Company reported all tax benefits of deductions resulting from stock based compensation as operating cash flows. As a result, the $8.7 million of excess tax benefits classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R). Furthermore, under APB 25, grants of restricted shares were recorded in additional paid-in capital (APIC) with an offsetting amount to unearned compensation (contra equity), which was amortized to expense over the vesting period. However, under SFAS 123(R), amounts should not be recognized in equity until compensation cost is recognized over the requisite service period. Therefore, the $12.1 million unearned compensation balance at December 31, 2005 was netted against APIC during the first quarter of 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS 123 for the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	Year Ended December 31,	
	2005	2004
Net income as reported	$ 10,440	$ 13,770
Add back; stock compensation included in net income	1,746	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(3,298)	(2,197)
Pro forma net income	$ 8,888	$ 11,573
Earnings per share - basic:		
Net income as reported	$ 0.22	$ 0.28
Add back; stock compensation included in net income	0.04	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(0.07)	(0.05)
Pro forma net income	$ 0.19	$ 0.23
Earnings per share - diluted:		
Net income as reported	$ 0.21	$ 0.27
Add back; stock compensation included in net income	0.04	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(0.07)	(0.05)
Pro forma net income	$ 0.18	$ 0.22

The Company has equity compensation plans, which reserve shares of common stock for issuance to executives, key employees, directors and others.

	Year Ended December 31, 2006	2005	2004
Income from continuing operations	$ 36,190	$ 31,918	$ 23,826
Discontinued operations, net of income taxes	(580)	(21,478)	(10,056)
Net Income	$ 35,610	$ 10,440	$ 13,770
Earnings per share - basic:			
Income from continuing operations	$ 0.74	$ 0.67	$ 0.48
Discontinued operations, net of income taxes	(0.01)	(0.45)	(0.20)
Net income	$ 0.73	$ 0.22	$ 0.28
Earnings per share - diluted:			
Income from continuing operations	$ 0.72	$ 0.64	$ 0.46
Discontinued operations, net of income taxes	(0.02)	(0.43)	(0.19)
Net income	$ 0.70	$ 0.21	$ 0.27
Weighted average shares outstanding for basic earnings per share	49,104	47,954	50,091
Net effect of dilutive stock options, restricted stock units and restricted stock based on the treasury stock method using average market price	1,450	1,703	1,666
Weighted average shares outstanding for diulted earnings per share	50,554	49,657	51,757

Recently Issued Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which clarifies the accounting for uncertainty in tax positions. This Interpretation requires the recognition of a tax position when it is more likely than not that the tax position will be sustained upon examination by relevant taxing authorities, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company does not expect the adoption of FIN 48 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. This Statement defines fair value and provides guidance for how to measure fair value. SFAS 157 applies to assets and liabilities required or permitted to be measured at fair value under other accounting pronouncements; however, this Statement does not provide guidance whether assets and liabilities are required or permitted to be measured at fair value. The provisions of SFAS 157 are effective for the Company on January 1, 2008. Based on the conditions that existed as of December 31, 2006, the Company does not expect the adoption of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)*. This Statement requires the recognition of a liability for the unfunded status of a plan or an asset for a plan's overfunded status in the balance sheet. The statement also requires the recognition of changes in the funded status through comprehensive income during the year in which that change occurred. The Company adopted the provisions of SFAS 158 effective December 31, 2006. The adoption of this statement did not have a material impact on its financial statements.

Operating Segments

The Company has operations centers and/or sales offices in various countries including Australia, Colombia, Finland, Germany, India, New Zealand, Norway, the Philippines, Portugal, Russia, Singapore, Slovakia, Sweden, United Arab Emirates, United Kingdom and the United States. All of the Company's operating entities generate revenue from the distribution of wireless devices and accessories and the provision of logistic services. The Company identifies its reportable segments based on management responsibility of its three geographic divisions: the Americas, Asia-Pacific and Europe. The Company's operating segments have been aggregated into these three geographic reporting segments.

The Company evaluates the performance of and allocates resources to these segments based on operating income from continuing operations (excluding corporate selling, general and administrative expenses and other unallocated expenses). Previously, the Company's measurement of segment profit included allocated corporate selling, general and administrative expenses. Segment information for prior periods has been reclassified to conform to the 2006 presentation. A summary of the Company's operations by segment is presented below (in thousands) for 2006, 2005 and 2004:

	Americas	Asia-Pacific	Europe	Corporate and Reconciling Items	Total
2006:					
Distribution revenue	$ 612,386	$ 1,088,247	$ 396,877	$ -	$ 2,097,510
Logistic services revenue	202,202	27,487	98,174	-	327,863
Total revenue from external customers	$ 814,588	$ 1,115,734	$ 495,051	$ -	$ 2,425,373
Operating income from continuing operations	$ 41,377	$ 17,564	$ 11,391	$ (21,961)	$ 48,371
Depreciation and amortization	8,581	2,487	856	310	12,234
Capital expenditures	16,873	2,662	644	600	20,779
Total segment assets	226,634	379,129	162,598	9,992	778,353
2005:					
Distribution revenue	$ 507,508	$ 1,054,051	$ 284,424	$ -	$ 1,845,983
Logistic services revenue	167,566	27,478	99,150	-	294,194
Total revenue from external customers	$ 675,074	$ 1,081,529	$ 383,574	$ -	$ 2,140,177
Operating income from continuing operations	$ 39,921	$ 18,939	$ 4,634	$ (19,141)	$ 44,353
Depreciation and amortization	7,961	1,946	923	271	11,101
Capital expenditures	8,366	2,858	893	532	12,649
Total segment assets	192,206	172,414	103,802	19,402	487,824
2004:					
Distribution revenue	$ 393,883	$ 924,024	$ 205,810	$ -	$ 1,523,717
Logistic services revenue	111,252	44,126	93,329	-	248,707
Total revenue from external customers	$ 505,135	$ 968,150	$ 299,139	$ -	$ 1,772,424
Operating income from continuing operations	$ 25,245	$ 18,546	$ 4,908	$ (13,132)	$ 35,567
Depreciation and amortization	7,415	1,337	1,002	316	10,070
Capital expenditures	4,136	2,242	1,580	71	8,029
Total segment assets	141,248	160,578	124,605	11,153	437,584

Information about Geographic Areas:

	2006	2005	2004
	Total Revenue (1)		
Americas			
United States	$ 790,137	$ 649,154	$ 493,243
Other	24,451	25,920	11,892
Total Americas	$ 814,588	$ 675,074	$ 505,135
Asia-Pacific			
United Arab Emirates	$ 618,507	$ 553,402	$ 552,648
Australia	204,227	299,246	258,441
Other	293,000	228,881	157,061
Total Asia-Pacific	$ 1,115,734	$ 1,081,529	$ 968,150
Europe			
Sweden	$ 225,071	$ 186,471	$ 209,020
Other	269,980	197,103	90,119
Total Europe	$ 495,051	$ 383,574	$ 299,139
Total	$ 2,425,373	$ 2,140,177	$ 1,772,424

(1) Revenues are attributable to country based on selling location.

	2006	2005
	Long-Lived Assets	
United States	$ 34,264	$ 22,133
Sweden	4,312	3,773
Other	12,279	11,457
	$ 50,855	$ 37,363

2. Stock Based Compensation

On January 1, 2006, the Company adopted the fair value provisions of SFAS 123(R), *Share-Based Payment*, using the modified prospective transition method. Prior to January 1, 2006, the Company used the intrinsic value method provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations to account for stock based compensation. Under the modified prospective transition method, compensation cost recognized for stock based compensation beginning January 1, 2006 includes (a) compensation cost for all equity awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value, estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all equity awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R) on a straight-line attribution method. Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income from continuing operations before income taxes and net income for the year ended December 31, 2006 are $2.6 million and $1.9 million lower than if it had continued to account for stock based compensation under APB 25. Total stock based compensation expense for the year ended December 31, 2006 was $4.1 million (net of related tax effects), compared to $2.2 million that would have been included in the determination of net income had the Company continued to account for stock based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2006 are $0.04 lower than if the Company had not adopted SFAS 123(R). In addition, SFAS 123(R) requires cash flows resulting from tax deductions of stock based compensation in excess of the compensation costs recognized for those awards (excess tax benefits) to be classified as financing cash flows; whereas, previously, the Company reported all tax benefits of deductions resulting from stock based compensation as operating cash flows. As a result, the $8.7 million of excess tax benefits classified as a financing cash inflow for the year ended December 31, 2006 would have been classified as an operating cash inflow if the Company had not adopted SFAS 123(R). Furthermore, under APB 25, grants of restricted shares were recorded in additional paid-in capital (APIC) with an offsetting amount to unearned compensation (contra equity), which was amortized to expense over the vesting period. However, under SFAS 123(R), amounts should not be recognized in equity until compensation cost is recognized over the requisite service period. Therefore, the $12.1 million unearned compensation balance at December 31, 2005 was netted against APIC during the first quarter of 2006.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provision of SFAS 123 for the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	Year Ended December 31,	
	2005	2004
Net income as reported	$ 10,440	$ 13,770
Add back; stock compensation included in net income	1,746	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(3,298)	(2,197)
Pro forma net income	$ 8,888	$ 11,573
Earnings per share - basic:		
Net income as reported	$ 0.22	$ 0.28
Add back; stock compensation included in net income	0.04	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(0.07)	(0.05)
Pro forma net income	$ 0.19	$ 0.23
Earnings per share - diluted:		
Net income as reported	$ 0.21	$ 0.27
Add back; stock compensation included in net income	0.04	-
Stock-based employee compensation costs, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(0.07)	(0.05)
Pro forma net income	$ 0.18	$ 0.22

The Company has equity compensation plans, which reserve shares of common stock for issuance to executives, key employees, directors and others.

2004 Long-Term Incentive Plan

During 2004, the Company's shareholders approved the 2004 Long-Term Incentive Plan (LTI Plan) whereby officers, other key employees of the Company and others are eligible to be granted non-qualified incentive stock options, performance units, restricted stock, other stock-based awards, and/or cash awards. No participant may be granted under the LTI Plan, during any year, options or any other awards relating to more than 2.0 million shares of common stock in the aggregate. Additionally, the number of shares that are subject to non-option awards under the LTI Plan shall not exceed 2.0 million shares of common stock in the aggregate. There are 4.1 million common shares reserved for issuance under the LTI Plan, of which approximately 3.0 million and 3.1 million were authorized but unissued at December 31, 2006 and 2005. Under this LTI Plan, 2.0 million shares remain available for grant as of December 31, 2006.

For the above plans, the Compensation and Human Resources Committee of the Board of Directors determines the time(s) at which the grants will be awarded, selects the officers or other recipients of awards and determines the number of shares covered by each grant, as well as, the purchase price, time of exercise of options (not to exceed ten years from the date of the grant) and other terms and conditions. The Board of Directors has delegated authority to the Company's Chief Executive Officer to grant up to approximately 0.6 million of awards to non-officer employees per calendar year.

Amended and Restated Independent Director Stock Compensation Plan

During 2004, the Company's shareholders approved an Amended and Restated Independent Director Stock Compensation Plan (the Director Stock Compensation Plan), pursuant to which 2.4 million shares of common stock are reserved for issuance to non-employee directors, of which approximately 2.2 and 2.3 million were authorized but unissued at December 31, 2006 and 2005. The Director Stock Compensation Plan provides for Initial Awards, consisting of restricted shares of the Company's common stock granted to an Independent Director when he or she joins the Board; Annual Awards, consisting of up to an aggregate of 5,400 restricted shares of the Company's common stock granted to all Independent Directors on an annual basis; and Elective Awards, consisting of an award of restricted shares of the Company's common stock equal to a percentage of the Independent Director's board compensation, which are paid in June and December of each year. At least 50% of each Independent Director's annual compensation (excluding committee compensation) must be paid in common stock under the Director Stock Compensation Plan, unless certain conditions are met.

Stock Options

The exercise price of stock options granted under the LTI Plan may not be less than the fair market value of a share of common stock on the date of the grant. Options generally become exercisable in periods ranging from one to three years after the date of the grant. Information regarding options granted under option plans for 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value as of December 31
Outstanding at January 1	2,699,245	$ 5.29		
Granted	-	-		
Exercised	(1,378,068)	4.23		
Forfeited	(96,755)	6.71		
Expired	(3,930)	1.28		
Outstanding at December 31	1,220,492	$ 6.37	2.55	$ 8,635,623
Exercisable at December 31	358,473	$ 4.62	2.05	$ 3,166,174

The following table summarizes information about the fixed price stock options outstanding at December 31, 2006:

Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable: Number Outstanding at December 31, 2006	Exercisable: Weighted Average Exercise Price
$ 0.35 - $ 6.38	182,771	1.25 years	$ 1.80	170,171	$ 1.57
$ 6.51 - $ 6.51	292,500	2.15 years	6.51	27,000	6.51
$ 6.78 - $ 6.78	261,020	3.14 years	6.78	68,601	6.78
$ 7.08 - $ 7.08	6,750	3.42 years	7.08	2,250	7.08
$ 7.48 - $ 10.26	477,451	2.96 years	7.81	90,451	8.08
	1,220,492		$ 6.37	358,473	$ 4.62

The per-share weighted average fair value of stock options granted in 2005 and 2004 was $4.17 and $3.86. The fair value was estimated as of the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2005	2004
Risk-free interest rate	3.86%	3.36%
Dividend yield	0.00%	0.00%
Expected volatility	.84	.85
Expected life of the options (years)	3.24	3.24

The Company did not grant stock options under its equity compensation plans during 2006. For the year ended December 31 2006, the Company granted 301,325 shares of restricted stock units with a weighted average grant date fair value of $19.94 per share:

	Restricted Stock Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value as of December 31
Outstanding at January 1	401,427	$ -		
Granted	301,325	-		
Released	(51,460)	-		
Forfeited	(39,162)	-		
Outstanding at December 31	612,130	$ -	2.14	$ 8,233,149

During 2006, the Company also granted 184,673 shares of restricted stock awards at a weighted average grant date fair value of $21.06 per share:

	Restricted Stock Awards	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
Outstanding at January 1	1,063,485	$ 7.29	
Granted	184,673	21.06	
Released	-	-	
Forfeited	-	-	
Outstanding at December 31	1,248,158	$ 9.33	3.41

The weighted average fair value of restricted stock awards granted during 2005 and 2004 was $7.52 and $4.88 per share. The weighted average fair value of restricted stock units granted during 2005 and 2004 was $8.29 and $4.78 per share.

The Company typically grants performance based equity awards during the first quarter of the fiscal year. A portion of the restricted stock units granted are subject to forfeiture if certain performance goals are not achieved. Those restricted stock units no longer subject to forfeiture vest in three equal annual installments beginning with the first anniversary of the grant.

The total intrinsic value of options exercised and restricted stock released (vested) during 2006, 2005 and 2004 was $25.0 million, $20.4 million and $2.6 million. As of December 31, 2006, total compensation cost related to non-vested awards not yet recognized was $15.7 million of which approximately one-third will be recognized in each of the next three fiscal years. In addition, the Company will recognize compensation expense for any new awards granted subsequent to December 31, 2006.

3. T-Mobile Agreement

In August 2006, the Company entered into a Master Service Agreement (the Agreement) with T-Mobile in the United States to provide a full range of integrated forward logistic services enabling T-Mobile to deliver its wireless devices to its direct and indirect distribution channels, as well as directly to T-Mobile's subscribers from a dedicated facility leased by the Company in Louisville, Kentucky. The Agreement has multiple service deliverables that do not qualify for a separate unit of accounting under EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. Accordingly, revenue and direct costs associated with the initial facility preparation phase of the Agreement have been deferred and will be realized on a straight-line basis over the term of the Agreement beginning in 2007, once the facility becomes operational. At December 31, 2006, approximately $2.1 million of revenue has been deferred and approximately $1.0 million of direct facility preparation costs have been deferred. Deferred revenue is included as a component of "Accrued expenses" and deferred costs are included as a component of "Other current assets" in the Company's Consolidated Balance Sheet. If direct facility preparation costs exceed the amount of revenue deferred during the start-up phase, these excess costs will be expensed in the period in which they are incurred.

4. Acquisitions

During October 2006, the Company announced that a subsidiary of its Americas division, Wireless Fulfillment Services LLC, completed its acquisition of all of the outstanding shares of Trio Industries, Inc. (TrioTek). TrioTek is a leading provider of bundled wireless products and solutions to Value Added Resellers (VARs), system integrators, and other customers focused on providing wireless data services. TrioTek is an authorized master agent for Sprint Nextel, Cingular Wireless and Verizon Wireless and distributes a wide variety of wireless data products from several original equipment manufacturers. The initial purchase price, including direct acquisition costs was approximately $0.6 million. Furthermore, up to $4.4 million in additional contingent consideration could be paid through 2008, depending on when and if certain performance-related milestones are reached provided the total purchase price does not exceed $5.0 million. The acquisition of TrioTek was part of the Company's continued investment in Advanced Wireless Services (AWS) in the Americas. In connection with this acquisition, the preliminary purchase price allocation included an intangible asset of $0.4 million and goodwill of $0.6 million. The operating results of TrioTek are included in the Company's Consolidated Statement of Operations from the date the acquisition was completed.

On February 23, 2006, the Company's wholly-owned subsidiary, Brightpoint Holdings B.V. (Brightpoint Holdings), acquired all of the outstanding shares of Persequor Limited (Persequor) effective as of January 1, 2006 for approximately $0.6 million (net of cash acquired), which included Persequor's 15% minority interest in Brightpoint India Private Limited (Brightpoint India) valued at approximately $0.2 million. Previously, Persequor provided management services to Brightpoint Asia Limited and Brightpoint India and held a 15% minority interest in Brightpoint India. In connection with the acquisition, the management services agreements with Persequor have been terminated and Brightpoint Holdings obtained ownership of Persequor's 15% interest in Brightpoint India. As a result of the acquisition of Persequor and the termination of the management services agreements, the sales and marketing efforts for Brightpoint Asia and Brightpoint India, which were previously outsourced to Persequor, are now handled internally. The shareholders' agreement among Brightpoint India, Brightpoint Holdings and Persequor dated November 1, 2003 was also terminated in connection with the acquisition by Brightpoint Holdings of Persequor. The operating results of Persequor are included in the Company's Consolidated Statement of Operations from the effective date of the acquisition.

The impact of these acquisitions was not material in relation to the Company's consolidated results of operations. Consequently, pro forma information is not presented.

Details of discontinued operations are as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
Revenue	$ --	$ 103,562	$ 90,968
Loss from discontinued operations before income taxes	$ (337)	$ (21,208)	$ (6,819)
Income tax expense (benefit)	80	(608)	(2,476)
Loss from discontinued operations (1)	$ (417)	$ (20,600)	$ (4,343)
Loss on disposal of discontinued operations (2)	(163)	(878)	(5,713)
Total discontinued operations	$ (580)	$ (21,478)	$ 10,056

(1) Includes $13.8 million of goodwill and intangible asset impairment charges for the year ended December 31, 2005 related to the Company's operations in France.

(2) Loss on disposal of discontinued operations for the year ended December 31, 2005 includes $2.2 million loss on sale of France operations (net of approximately $3.5 million gains related to cumulative currency translation adjustments), which is partially offset by approximately $1.0 million of tax benefits from previous disposals. Loss on disposal of discontinued operations for the year ended December 31, 2004 includes $3.8 million loss on sale of Ireland operations 2004.

France Operations

On December 16, 2005, the Company's subsidiary, Brightpoint Holdings B.V., completed the sale of all the equity securities of Brightpoint France SARL (Brightpoint France) to an entity formed by the former managing director of Brightpoint France. Consideration for the sale consisted of a loan receivable from the purchaser of which the Company received approximately $0.5 million during 2006. The remaining face value of the loan receivable from the purchaser at December 31, 2006 was approximately $1.2 million and is due in equal installments in December 2007 and 2008. The Company recorded a loss from the sale of approximately $2.2 million, representing the difference between the carrying value of Brightpoint France and the fair value of consideration received. During the third quarter of 2005, the Company recorded impairment charges in connection with its plan to sell Brightpoint France, including a $13.8 million non-cash impairment charge to the value of goodwill and other intangible assets, which is included in "Loss from discontinued operations" in the Consolidated Statement of Operations. Brightpoint France was part of the Company's Europe division.

7. Property and Equipment

The components of property and equipment are as follows (in thousands):

	2006	2005
Information systems equipment and software	70,017	74,101
Furniture and equipment	28,018	18,729
Leasehold improvements	7,580	5,382
	105,615	98,212
Less accumulated depreciation	(67,711)	(70,223)
	37,904	27,989

Depreciation expense charged to continuing operations was $11.9 million, $10.7 million and $9.7 million in 2006, 2005 and 2004.

The Company typically grants performance based equity awards during the first quarter of the fiscal year. A portion of the restricted stock units granted are subject to forfeiture if certain performance goals are not achieved. Those restricted stock units no longer subject to forfeiture vest in three equal annual installments beginning with the first anniversary of the grant.

The total intrinsic value of options exercised and restricted stock released (vested) during 2006, 2005 and 2004 was $25.0 million, $20.4 million and $2.6 million. As of December 31, 2006, total compensation cost related to non-vested awards not yet recognized was $15.7 million of which approximately one-third will be recognized in each of the next three fiscal years. In addition, the Company will recognize compensation expense for any new awards granted subsequent to December 31, 2006.

3. T-Mobile Agreement

In August 2006, the Company entered into a Master Service Agreement (the Agreement) with T-Mobile in the United States to provide a full range of integrated forward logistic services enabling T-Mobile to deliver its wireless devices to its direct and indirect distribution channels, as well as directly to T-Mobile's subscribers, from a dedicated facility leased by the Company in Louisville, Kentucky. The Agreement has multiple service deliverables that do not qualify for a separate unit of accounting under EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*. Accordingly, revenue and direct costs associated with the initial facility preparation phase of the Agreement have been deferred and will be realized on a straight-line basis over the term of the Agreement beginning in 2007, once the facility becomes operational. At December 31, 2006, approximately $2.1 million of revenue has been deferred and approximately $1.0 million of direct facility preparation costs have been deferred. Deferred revenue is included as a component of "Accrued expenses" and deferred costs are included as a component of "Other current assets" in the Company's Consolidated Balance Sheet. If direct facility preparation costs exceed the amount of revenue deferred during the start-up phase, these excess costs will be expensed in the period in which they are incurred.

4. Acquisitions

During October 2006, the Company announced that a subsidiary of its Americas division, Wireless Fulfillment Services LLC, completed its acquisition of all of the outstanding shares of Trio Industries, Inc. (TrioTek). TrioTek is a leading provider of bundled wireless products and solutions to Value Added Resellers (VARs), system integrators, and other customers focused on providing wireless data services. TrioTek is an authorized master agent for Sprint Nextel, Cingular Wireless and Verizon Wireless and distributes a wide variety of wireless data products from several original equipment manufacturers. The initial purchase price, including direct acquisition costs was approximately $0.6 million. Furthermore, up to $4.4 million in additional contingent consideration could be paid through 2008, depending on when and if certain performance-related milestones are reached provided the total purchase price does not exceed $5.0 million. The acquisition of TrioTek was part of the Company's continued investment in Advanced Wireless Services (AWS) in the Americas. In connection with this acquisition, the preliminary purchase price allocation included an intangible asset of $0.4 million and goodwill of $0.6 million. The operating results of TrioTek are included in the Company's Consolidated Statement of Operations from the date the acquisition was completed.

On February 23, 2006, the Company's wholly-owned subsidiary, Brightpoint Holdings B.V. (Brightpoint Holdings), acquired all of the outstanding shares of Persequor Limited (Persequor) effective as of January 1, 2006 for approximately $0.6 million (net of cash acquired), which included Persequor's 15% minority interest in Brightpoint India Private Limited (Brightpoint India) valued at approximately $0.2 million. Previously, Persequor provided management services to Brightpoint Asia Limited and Brightpoint India and held a 15% minority interest in Brightpoint India. In connection with the acquisition, the management services agreements with Persequor have been terminated and Brightpoint Holdings obtained ownership of Persequor's 15% interest in Brightpoint India. As a result of the acquisition of Persequor and the termination of the management services agreements, the sales and marketing efforts for Brightpoint Asia and Brightpoint India, which were previously outsourced to Persequor, are now handled internally. The shareholders' agreement among Brightpoint India, Brightpoint Holdings and Persequor dated November 1, 2003 was also terminated in connection with the acquisition by Brightpoint Holdings of Persequor. The operating results of Persequor are included in the Company's Consolidated Statement of Operations from the effective date of the acquisition.

The impact of these acquisitions was not material in relation to the Company's consolidated results of operations. Consequently, pro forma information is not presented.

On December 18, 2006 the Company's subsidiary, 2601 Metropolis Corp., entered into a definitive agreement with CellStar Corporation and certain of its subsidiaries (CellStar) to acquire specific assets (and assume certain liabilities) used in connection with CellStar's U.S. operations and its Miami-based Latin America business for $88 million in cash, subject to certain adjustments. The closing of the proposed transaction, which is subject to the approval of Cellstar's stockholders and the completion of customary closing conditions, is expected to occur in late March or early April of 2007. Pursuant to this acquisition, the Company expects to record goodwill and other intangible assets of approximately $65.0 million.

5. Income Tax Expense

For financial reporting purposes, income from continuing operations before income taxes, by tax jurisdiction, is comprised of the following (in thousands):

	Year ended December 31,		
	2006	2005	2004
United States	$ 17,428	$ 17,234	$ 8,249
Foreign	31,000	25,742	25,829
	$ 48,428	$ 42,976	$ 34,078

The reconciliation for 2006, 2005 and 2004 of income tax expense (benefit) computed at the U.S. Federal statutory tax rate to the Company's effective income tax rate is as follows:

	2006	2005	2004
Tax at U.S. Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. Federal benefit	(0.2)	1.6	1.2
Net benefit of tax on foreign operations	(9.3)	(6.6)	(9.6)
Other	(0.2)	(4.3)	3.5
Effective income tax rate	25.3%	25.7%	30.1%

Significant components of the provision for income tax expense (benefit) from continuing operations are as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
Current:			
Federal	$ 6,788	$ 4,549	$ 1,979
State	659	1,206	647
Foreign	7,145	6,008	6,932
	$ 14,592	$ 11,763	$ 9,558
Deferred:			
Federal	(1,255)	$ (751)	$ 710
State	(313)	(160)	86
Foreign	(786)	206	(102)
	(2,354)	(705)	694
	$ 12,238	$ 11,058	$ 10,252

During 2006, 2005 and 2004 there was an income tax expense (benefit) recorded in discontinued operations of $0.1 million, ($0.6) million and $(2.5) million.

The effective tax rate from 2005 to 2006 remained relatively flat. Included in 2006 is the release of approximately $0.7 million in tax contingency reserves due to statute of limitations expirations and a release of $ 1.0 million of Federal, state and foreign tax contingency reserves relating to expense that were deemed no longer probable. Both 2005 and 2006 included a benefit from the release of valuation allowances against deferred tax assets related to prior period net operating losses. In 2005, the company released a $1.1 million valuation allowance recorded against alternative minimum tax credits as the utilization of net operating losses in the United States increased the likelihood that the alternative minimum tax credits would be utilized.

Components of the Company's net deferred tax assets after valuation allowance are as follows (in thousands):

	December 31,	
	2006	2005
Deferred tax assets:		
Current:		
Capitalization of inventory costs	**$ 599**	$ 899
Allowance for doubtful accounts	**1,277**	922
Accrued liabilities and other	**7,575**	5,823
Noncurrent:		
Depreciation	**38**	39
Other long-term investments	**708**	--
Net operating losses and other carryforwards	**23,301**	19,152
	33,498	26,835
Valuation allowance	**(22,940)**	(18,218)
Total deferred tax assets	**10,558**	8,617
Deferred tax liabilities:		
Current:		
Other current liabilities	**(1,184)**	(2,539)
Noncurrent:		
Depreciation	**(2,357)**	(3,346)
Other assets	**(1,961)**	(330)
Total deferred tax liabilities	**(5,502)**	(6,215)
Net deferred assets	**$ 5,056**	$ 2,402

Income tax payments for continuing operations were $ 4.6 million, $6.6 million and $3.9 million in 2006, 2005 and 2004.

At December 31, 2006, the Company had foreign net operating loss carryforwards of approximately $21.5 million, of which approximately $19.4 million have no expiration date and $2.1 million expire during 2013. The Company also has U.S. foreign tax credits of $14.1 million of which $12.7 million expire during 2012 and $1.4 million expire between 2013 and 2015. The Company determined that a portion of the deferred tax asset related to net operating loss carryforwards and foreign tax credits is not likely to be realized, and a valuation allowance has been established against that asset to record it at its expected realizable value. Undistributed earnings of the Company's foreign operations were approximately $33.1 million at December 31, 2006. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal or state income taxes or foreign withholding taxes has been made. Upon distribution of those earnings, the Company would be subject to U.S. income taxes (subject to a reduction for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers may be available to reduce some portion of the U.S. tax liability.

6. Divestitures and Discontinued Operations

The Company records amounts in discontinued operations as required by SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. In accordance with SFAS 144, the results of operations and related disposal costs, gains and losses for business units that the Company has eliminated or sold are classified in discontinued operations, for all periods presented.

Details of discontinued operations are as follows (in thousands):

	Year ended December 31,		
	2006	2005	2004
Revenue	$ --	$ 103,562	$ 90,968
Loss from discontinued operations before income taxes	$ (337)	$ (21,208)	$ (6,819)
Income tax expense (benefit)	80	(608)	(2,476)
Loss from discontinued operations (1)	$ (417)	$ (20,600)	$ (4,343)
Loss on disposal of discontinued operations (2)	(163)	(878)	(5,713)
Total discontinued operations	$ (580)	$ (21,478)	$ 10,056

(1) Includes $13.8 million of goodwill and intangible asset impairment charges for the year ended December 31, 2005 related to the Company's operations in France.

(2) Loss on disposal of discontinued operations for the year ended December 31, 2005 includes $2.2 million loss on sale of France operations (net of approximately $3.5 million gains related to cumulative currency translation adjustments), which is partially offset by approximately $1.0 million of tax benefits from previous disposals. Loss on disposal of discontinued operations for the year ended December 31, 2004 includes $3.8 million loss on sale of Ireland operations 2004.

France Operations

On December 16, 2005, the Company's subsidiary, Brightpoint Holdings B.V., completed the sale of all the equity securities of Brightpoint France SARL (Brightpoint France) to an entity formed by the former managing director of Brightpoint France. Consideration for the sale consisted of a loan receivable from the purchaser of which the Company received approximately $0.5 million during 2006. The remaining face value of the loan receivable from the purchaser at December 31, 2006 was approximately $1.2 million and is due in equal installments in December 2007 and 2008. The Company recorded a loss from the sale of approximately $2.2 million, representing the difference between the carrying value of Brightpoint France and the fair value of consideration received. During the third quarter of 2005, the Company recorded impairment charges in connection with its plan to sell Brightpoint France, including a $13.8 million non-cash impairment charge to the value of goodwill and other intangible assets, which is included in "Loss from discontinued operations" in the Consolidated Statement of Operations. Brightpoint France was part of the Company's Europe division.

7. Property and Equipment

The components of property and equipment are as follows (in thousands):

	2006	2005
Information systems equipment and software	**70,017**	74,101
Furniture and equipment	**28,018**	18,729
Leasehold improvements	**7,580**	5,382
	105,615	98,212
Less accumulated depreciation	**(67,711)**	(70,223)
	37,904	27,989

Depreciation expense charged to continuing operations was $11.9 million, $10.7 million and $9.7 million in 2006, 2005 and 2004.

8. Lease Arrangements

The Company leases its office and warehouse space as well as certain furniture and equipment under operating leases. Total rent expense charged to continuing operations for these operating leases was $14.7 million, $10.5 million and $11.2 million for 2006, 2005 and 2004.

The aggregate future minimum payments on the above leases are as follows (in thousands):

Year ending December 31,	
2007	$ 11,400
2008	9,507
2009	8,905
2010	7,702
2011	7,056
Thereafter*	34,095
	$ 78,665

---

* Includes approximately $32.8 million related to the Company's 495,000 square foot facility located in Plainfield, Indiana, for which the initial lease term expires in 2019. The minimum lease payments increase every three years on this lease agreement. The Company recognizes rent expense on a straight-line basis, which results in deferred rent during the portion of the lease term in which payments are less than the expense recognized. As a result, the Company has a deferred rent liability of $5.6 million and $4.7 million at December 31, 2006 and 2005, which is included as a component of "Other long-term liabilities" in the Consolidated Balance Sheets.

9. Lines of Credit

At December 31, 2006, the Company had $17.6 million of borrowings outstanding on its lines of credit. The timing of payments to suppliers and collections from customers causes our cash balances and borrowings to fluctuate throughout the year. In addition, in certain subsidiaries, local lenders restrict the use of intercompany funds that can be used to pay down lines of credit. During 2006, the largest outstanding borrowings on a given day were approximately $55.7 million, and average outstanding borrowings were approximately $21.5 million. There were no outstanding balances on lines of credit at December 31, 2005. During 2005, the largest outstanding borrowings on a given day were approximately $36.3 million, and average outstanding borrowings were approximately $14.0 million.

At December 31, 2006, the Company and its subsidiaries were in compliance with the covenants in each of its credit agreements. For the years ended December 31, 2006, 2005 and 2004, interest expense, which approximates cash payments of interest, was $2.3 million, $1.2 million and $0.9 million. Interest expense includes interest on outstanding debt, fees paid for unused capacity on credit lines and amortization of deferred financing fees.

The table below summarizes lines of credit that were available to the Company as of December 31, 2006 (in thousands):

	Commitment	Gross Availability	Outstanding	Letters of Credit & Guarantees	Net Availability
North America	$ 70,000	$ 63,000	$ --	$ 25,000	$ 38,000
Australia	39,430	38,819	3,750	11,275	23,794
Norway	2,405	2,405	--	--	2,405
Sweden	4,380	4,380	--	--	4,380
Slovakia	21,000	21,000	13,875	--	7,125
Total	$ 137,215	$ 129,604	$ 17,625	$ 36,275	$ 75,704

Lines of Credit -Americas Division

Brightpoint North America L.P. entered into a credit facility (the Revolver) with GE Capital in 2001, which has been amended periodically as circumstances warranted changes to the agreement. The Revolver, which expires in September of 2009 provides borrowing availability, subject to borrowing base calculations, the supplemental advance calculations and other limitations, of up to a maximum of $70.0 million and at December 31, 2006, bears interest, at the Borrowers' option, at the prime rate or LIBOR plus 1.5%. The applicable interest rate that the Borrowers are subject to can be adjusted quarterly based upon certain financial measurements defined in the Revolver. The Revolver is guaranteed by the Company, and is secured by, among other things, all of the Borrowers' assets. The Revolver is subject to certain financial covenants, which include maintaining a minimum fixed charge coverage ratio. The Revolver is a secured asset-based facility with an additional supplemental advance based on EBITDA where a borrowing base is calculated periodically using eligible accounts receivable and inventory, subject to certain adjustments to determine the borrowing base. EBITDA is calculated to determine the eligible supplemental advance. Eligible accounts receivable, inventories and EBITDA fluctuate over time, which can increase or decrease borrowing availability. In addition, the Company has pledged certain intellectual property and the capital stock of certain of its subsidiaries as collateral for the Revolver. There were no amounts outstanding under the Revolver, and available funding, net of the applicable required availability minimum and letters of credit, was approximately $38.0 million at December 31, 2006 and $40.5 million at December 31, 2005.

Lines of Credit - Asia-Pacific

On December 23, 2005, the Company's primary Australian operating subsidiary, Brightpoint Australia Pty Ltd, amended its revolving credit facility (the Facility) with GE Commercial Finance in Australia dated December 24, 2002. The amendment, among other things, extended the maturity date to December 23, 2008, increased the sub-limit amount that Brightpoint Australia may borrow under the Facility Agreement to be used for letters of credit from 15.0 million Australian Dollars to 17.5 million Australian Dollars and modified the rate of interest charged under the Facility to the Bank Bill Swap Reference Rate plus a maximum spread of 1.85% (1.6% at December 31, 2006). The Facility provides borrowing availability, subject to borrowing base calculations and other limitations, of up to a maximum amount of 50.0 million Australian dollars (approximately $39.4 million U.S. dollars at December 31, 2006). Borrowings under the Facility are used for general working capital purposes. The Facility is subject to certain financial covenants, which include maintaining a minimum fixed charge coverage ratio. The Facility is a secured asset-based facility where a borrowing base is calculated periodically using eligible accounts receivable and inventory, subject to certain adjustments. Eligible accounts receivable and inventories fluctuate over time, which can increase or decrease borrowing availability. At December 31, 2006 there was $3.8 million of borrowings outstanding under the Facility, and available funding was approximately $23.8 million. At December 31, 2005, there were no amounts outstanding under the Facility, and available funding was approximately $27.0 million.

In April 2006, the credit facility utilized by the Company's primary operating subsidiary in the Philippines, Brightpoint Philippines, Inc., matured and was not renewed. In addition, the credit facility utilized by the Company's primary operating subsidiary in New Zealand, Brightpoint New Zealand Limited matured in November 2006 and was not renewed. Future borrowing needs of Brightpoint Philippines and Brightpoint New Zealand will be funded with either existing liquidity or new credit facilities.

Lines of Credit - Europe

The Company's primary operating subsidiary in Sweden, Brightpoint Sweden AB, has an overdraft facility with SEB Finans AB. The facility has borrowing availability of up to 30.0 million Swedish Krona (approximately $4.4 million U.S. dollars at December 31, 2006) and bears interest at the SEB Banken Base plus 0.75% (3.75% at December 31, 2006). The facility is supported by a guarantee provided by the Company.

In December 2006, the Company's primary operating subsidiary in Norway, Brightpoint Norway NUF, entered into an overdraft facility with SEB Finans AB. The facility has borrowing availability of up to 15.0 million Norwegian Kroner (approximately $2.4 million U.S. dollars at December 31, 2006) and bears interest at the SEB Banken Base plus 0.75% (4.75% at December 31, 2006). The facility is supported by a guarantee provided by the Company. At December 31, 2006, there were no amounts outstanding under this facility.

The credit facility utilized by the Company's primary operating subsidiary in the Slovak Republic, Brightpoint Slovakia s.r.o., matured in May 2006 and was not renewed. In August 2006, Brightpoint Slovakia s.r.o. entered into a credit facility with Všeobecná úverová banka, a.s. (VUB). This facility, which matures in August 2007, provides borrowing availability of up to a maximum of $21.0 million. The facility bears interest on U.S. dollar borrowings at the 1-month Libor rate plus 0.60% (5.92% at December 31, 2006). At December 31, 2006, there was $13.9 million of borrowings outstanding under the facility, and available funding was approximately $7.1 million.

10. Guarantees

In accordance with FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, guarantees are recorded at fair value and disclosed, even when the likelihood of making any payments under such guarantees is remote.

The Company has issued certain guarantees on behalf of its subsidiaries with regard to lines of credit. Although the guarantees relating to lines of credit are excluded from the scope of FIN 45, the nature of these guarantees and the amounts outstanding are described in Note 9.

In some circumstances, the Company purchases inventory with payment terms requiring letters of credit. As of December 31, 2006, the Company has issued $36.3 million in standby letters of credit. These standby letters of credit are generally issued for a one-year term and are supported by availability under the Company's credit facilities. The underlying obligations for which these letters of credit have been issued are recorded in the financial statements at their full value. Should the Company fail to pay its obligation to one or all of these suppliers, the suppliers may draw on the standby letter of credit issued for them. As of December 31, 2006, the maximum future payments under these letters of credit are $36.3 million.

The Company has entered into indemnification agreements with its officers and directors, to the extent permitted by law, pursuant to which the Company has agreed to reimburse its officers and directors for legal expenses in the event of litigation and regulatory matters. The terms of these indemnification agreements provide for no limitation to the maximum potential future payments. The Company has a directors and officers insurance policy that may, in certain instances, mitigate the potential liability and payments.

15. Related Party Transactions

Through February 2006, the Company utilized the services of a third-party staffing agency for its temporary labor needs that was owned by the brother-in-law of the Company's Chief Financial Officer, Anthony W. Boor. During February 2006, this staffing agency was sold by its former owners to an unrelated third-party. The Company paid approximately $1.7 million, $6.6 million and $2.4 million to this staffing agency during 2006, 2005 and 2004.

16. Subsequent Events

On February 19, 2007, the Company entered into a Stock Purchase Agreement, referred to as the Purchase Agreement, by and among the Company, Dangaard Holding A/S, a Danish company, referred to as the Shareholder, Dangaard Telecom A/S, a Danish company, referred to as the Target, and Nordic Capital Fund VI (for purposes of Sections 6.16 and 12.4 only), consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital Beta, L.P., Jersey limited partnerships acting through their general partner Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company.

Upon consummation of the transactions contemplated by the Purchase Agreement, the Company will purchase all of the issued and outstanding capital stock of the Target from the Shareholder for a purchase price of (i) $100,000 in cash and (ii) 30,000,000 shares of the Company's common stock, $0.01 par value, referred to as the Shares.

As a condition to the closing of the transactions contemplated by the Purchase Agreement, the Company will execute the following additional agreements as of closing: (i) a Registration Rights Agreement by and between the Company and the Shareholder, referred to as the Registration Agreement, (ii) a Shareholder Agreement by and between the Company and the Shareholder, referred to as the Shareholder Agreement, and (iii) an Escrow Agreement by and among the Company, the Shareholder and an escrow agent, selected by the Company and reasonably acceptable to the Shareholder, referred to as the Escrow Agreement.

In accordance with the Escrow Agreement, at closing, 3,000,000 of the Shares will be deposited into escrow for a period of three years to secure the indemnity obligations of the Shareholder to the Company under the Purchase Agreement.

Under the Registration Agreement, the Company granted certain registration obligations to the Shareholder and its successors and permitted assigns.

Under the Shareholder Agreement, at the closing the Company is required to take all action to cause its Board of Directors to be comprised of nine Directors, which will include up to three Directors proposed by the Shareholder for review and approval by the Corporate Governance and Nominating Committee of the Company's Board as nominees to the Company's Board at closing. Thereafter, the number of directors that the Shareholder will have the right to propose to the Corporate Governance and Nominating Committee of the Company's Board for future election to the Company's Board (between none and three) will depend upon the level of the Shareholder's ownership percentage of the Company's common stock as stated in the Shareholder Agreement.

The closing is subject to various conditions, including, but not limited to, certain regulatory approvals, lender approvals and the approval by the Company's stockholders. The Company currently expects the transaction to close during June or July of 2007.

On February 16, 2007, the Company entered into a Credit Agreement, referred to as the Credit Agreement, by and among the Company (and certain of its subsidiaries identified therein), Banc of America Securities LLC, as sole lead arranger and book manager, General Electric Capital Corporation, as syndication agent, ABN AMRO Bank N.V., as documentation agent, Wells Fargo Bank, N.A., as documentation agent, Bank of America, N.A., as administration agent and the other lenders party thereto. The Credit Agreement establishes a five year senior secured revolving credit facility with a line of credit in the initial amount of $165.0 million. The line of credit contains an uncommitted accordion facility pursuant to which the Company may be able to increase the total commitment under the revolving credit facility up to $240.0 million. The Credit Agreement is subject to certain financial covenants and is secured by a lien on certain of the Company's property and a pledge of the voting stock issued by certain of its subsidiaries. The Credit Agreement replaces the Company's $70.0 million North American asset based credit facility under the Amended and Restated Credit Agreement dated as of March 18, 2004, as amended, and the $50.0 million Australian Dollar (approximately $39.0 million U.S. Dollars) asset based credit facility in Australia under the Credit Agreement dated December 24, 2002, as amended.

Lines of Credit - Europe

The Company's primary operating subsidiary in Sweden, Brightpoint Sweden AB, has an overdraft facility with SEB Finans AB. The facility has borrowing availability of up to 30.0 million Swedish Krona (approximately $4.4 million U.S. dollars at December 31, 2006) and bears interest at the SEB Banken Base plus 0.75% (3.75% at December 31, 2006). The facility is supported by a guarantee provided by the Company.

In December 2006, the Company's primary operating subsidiary in Norway, Brightpoint Norway NUF, entered into an overdraft facility with SEB Finans AB. The facility has borrowing availability of up to 15.0 million Norwegian Kroner (approximately $2.4 million U.S. dollars at December 31, 2006) and bears interest at the SEB Banken Base plus 0.75% (4.75% at December 31, 2006). The facility is supported by a guarantee provided by the Company. At December 31, 2006, there were no amounts outstanding under this facility.

The credit facility utilized by the Company's primary operating subsidiary in the Slovak Republic, Brightpoint Slovakia s.r.o., matured in May 2006 and was not renewed. In August 2006, Brightpoint Slovakia s.r.o. entered into a credit facility with Všeobecná úverová banka, a.s. (VUB). This facility, which matures in August 2007, provides borrowing availability of up to a maximum of $21.0 million. The facility bears interest on U.S. dollar borrowings at the 1-month Libor rate plus 0.60% (5.92% at December 31, 2006). At December 31, 2006, there was $13.9 million of borrowings outstanding under the facility, and available funding was approximately $7.1 million.

10. Guarantees

In accordance with FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* guarantees are recorded at fair value and disclosed, even when the likelihood of making any payments under such guarantees is remote.

The Company has issued certain guarantees on behalf of its subsidiaries with regard to lines of credit. Although the guarantees relating to lines of credit are excluded from the scope of FIN 45, the nature of these guarantees and the amounts outstanding are described in Note 9.

In some circumstances, the Company purchases inventory with payment terms requiring letters of credit. As of December 31, 2006, the Company has issued $36.3 million in standby letters of credit. These standby letters of credit are generally issued for a one-year term and are supported by availability under the Company's credit facilities. The underlying obligations for which these letters of credit have been issued are recorded in the financial statements at their full value. Should the Company fail to pay its obligation to one or all of these suppliers, the suppliers may draw on the standby letter of credit issued for them. As of December 31, 2006, the maximum future payments under these letters of credit are $36.3 million.

The Company has entered into indemnification agreements with its officers and directors, to the extent permitted by law, pursuant to which the Company has agreed to reimburse its officers and directors for legal expenses in the event of litigation and regulatory matters. The terms of these indemnification agreements provide for no limitation to the maximum potential future payments. The Company has a directors and officers insurance policy that may, in certain instances, mitigate the potential liability and payments.

Late in 2004, the Company entered into a non-exclusive agreement to distribute wireless devices in Europe for a certain supplier. Subject to this agreement, the Company provides warranty repair services on devices it distributes for this supplier. The warranty period for these devices ranges from 12 to 24 months, and the Company is liable for providing warranty repair services unless failure rates exceed a certain threshold. The Company records estimated expenses related to future warranty repair at the time the devices are sold. Estimates for warranty costs are calculated primarily based on management's assumptions related to cost of repairs and anticipated failure rates. Warranty accruals are adjusted from time to time when the Company's actual warranty claim experience differs from its estimates. A summary of the changes in the product warranty activity is as follows (in thousands):

	Year Ended December 31,	
	2006	2005
January 1	$ 2,117	$ 369
Provision for product warranties	4,837	3,501
Change in estimate	(461)	--
Settlements during the period	(3,430)	(1,753)
December 31	$ 3,063	$ 2,117

11. Shareholder's Equity

In May 2006, the Board of Directors approved a 6 for 5 stock split paid in the form of a 20% stock dividend. In 2005, the Board of Directors approved two 3 for 2 stock splits paid in the form of 50% stock dividends. These stock splits were effected primarily to increase the liquidity of the stock, increase the number of shares in the market and to improve the affordability of the stock for investors. All references in the financial statements related to share amounts, per share amounts, average shares outstanding and information concerning stock option plans have been adjusted retroactively to reflect stock splits, including the Company's 6 for 5 stock split effected on May 31, 2006 and the 3 for 2 common stock splits effected on December 30, 2005 and September 15, 2005.

The Company has authorized 1.0 million shares of preferred stock, which remain unissued. The Board of Directors has not yet determined the preferences, qualifications, relative voting or other rights of the authorized shares of preferred stock.

Treasury Stock

During 2006, the Company repurchased $18.4 million of its own common stock substantially completing the amended share repurchase plan announced on November 11, 2005. As of December 31, 2006, the Company has repurchased a total of 6,891,038 shares of its own common stock at a weighted average price of $8.46 totaling $58.3 million.

Preferred Share Purchase Rights

The Company has a Shareholders' Rights Agreement, as amended, commonly known as a "poison pill," which provides that in the event an individual or entity becomes a beneficial holder of 15% or more of the shares of the Company's capital stock (an "Acquiring Event"), other shareholders of the Company shall have the right to purchase shares of the Company's (or in some cases, the acquirer's) common stock at 50% of its then market value. Pursuant to the Rights Agreement, a dividend of Preferred Share Purchase Rights was paid to holders of record of common stock on the record date as of the close of business on February 20, 1997. Each of these Rights entitles the registered holder to purchase one one-thousandth of a share of the Company's Series A Junior Participating Preferred Stock, par value $.01 per share. Holders of the Company's common stock will, upon the occurrence of an Acquiring Event, be entitled to purchase these Preferred Shares from the Company at a price of $135 per one one-thousandth of a Preferred Share, subject to adjustment in certain circumstances. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent. Preferred Shares will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each Preferred Share will have 1,000 votes, voting together with the Common Stock.

Brightpoint, Inc.
Notes to Consolidated Financial Statements

12. Employee Benefit Plans

The Company maintains an employee savings plan, which permits employees based in the United States with at least thirty days of service to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. After one year of service, the Company matches 50% of employee contributions, up to 6% of each employee's salary in cash. In connection with the required match, the Company's contributions to the Plan were approximately $0.4 million, $0.3 million and $0.3 million in 2006, 2005 and 2004.

During 2005, the Company entered into Supplemental Retirement Benefit Agreements (Retirement Agreements) with certain executive officers. Under the Retirement Agreements, the Company will implement a supplemental retirement benefit providing these executives with a single life annuity. The Company has accounted for these Retirement Agreements as a pension plan (the Plan) in accordance with SFAS 87, *Employers' Accounting for Pensions* as amended by SFAS 158. The Plan is noncontributory and unfunded, and the Company does not expect to make any contributions to the Plan. The amounts recognized in the Consolidated Financial Statements are as follows (in thousands):

	December 31, 2006	December 31, 2005
Accrued benefit liability	$ (1,754)	$ (1,054)
Intangible asset	--	626
Deferred tax asset	300	--
Accumulated other comprehensive loss	459	--
Net periodic benefit cost	567	428

The accrued benefit liability is included as a component of "Other long-term liabilities" in the Consolidated Balance Sheets.

13. Legal Proceedings and Contingencies

The Company is from time to time involved in certain legal proceedings in the ordinary course of conducting its business. While the ultimate liability pursuant to these actions cannot currently be determined, the Company believes these legal proceedings will not have a material adverse effect on its financial position or results of operations.

14. Quarterly Results of Operations (Unaudited)

2006	First	Second	Third	Fourth
Revenue	$ 564,555	$ 549,858	$ 633,739	$ 677,221
Gross profit	36,312	35,744	37,002	41,848
Income from continuing operations	9,001	8,212	8,944	10,033
Net income	8,868	8,241	8,764	9,737
Earnings per share-basic:				
Income from continuing operations	$ 0.18	$ 0.17	$ 0.18	$ 0.20
Net income	$ 0.18	$ 0.17	$ 0.18	$ 0.19
Earnings per share-diluted:				
Income from continuing operations	$ 0.18	$ 0.16	$ 0.18	$ 0.20
Net income	$ 0.18	$ 0.16	$ 0.17	$ 0.19

2005	First	Second	Third	Fourth
Revenue	$ 465,074	$ 499,494	$ 544,975	$ 630,634
Gross profit	27,205	29,514	31,678	43,615
Income from continuing operations	5,141	6,672	8,273	11,832
Net income	2,873	4,899	(6,182)	8,850
Earnings per share-basic:				
Income from continuing operations	$ 0.11	$ 0.14	$ 0.17	$ 0.24
Net income	$ 0.06	$ 0.10	$ (0.13)	$ 0.18
Earnings per share-diluted:				
Income from continuing operations	$ 0.10	$ 0.14	$ 0.17	$ 0.23
Net income	$ 0.06	$ 0.10	$ (0.12)	$ 0.18

Note: Information in any one quarterly period should not be considered indicative of annual results due to the effects of seasonality on the Company's business in certain markets. The information presented above reflects the effects of the 6 for 5 common stock split effected on May 31, 2006 and the 3 for 2 common stock splits effected on December 30, 2005 and September 15, 2005.

15. Related Party Transactions

Through February 2006, the Company utilized the services of a third-party staffing agency for its temporary labor needs that was owned by the brother-in-law of the Company's Chief Financial Officer, Anthony W. Boor. During February 2006, this staffing agency was sold by its former owners to an unrelated third-party. The Company paid approximately $1.7 million, $6.6 million and $2.4 million to this staffing agency during 2006, 2005 and 2004.

16. Subsequent Events

On February 19, 2007, the Company entered into a Stock Purchase Agreement, referred to as the Purchase Agreement, by and among the Company, Dangaard Holding A/S, a Danish company, referred to as the Shareholder, Dangaard Telecom A/S, a Danish company, referred to as the Target, and Nordic Capital Fund VI (for purposes of Sections 6.16 and 12.4 only), consisting of: Nordic Capital VI Alpha, L.P. and Nordic Capital Beta, L.P., Jersey limited partnerships acting through their general partner Nordic Capital VI Limited, a Jersey company, NC VI Limited, a Jersey company, and Nordic Industries Limited, a Jersey company.

Upon consummation of the transactions contemplated by the Purchase Agreement, the Company will purchase all of the issued and outstanding capital stock of the Target from the Shareholder for a purchase price of (i) $100,000 in cash and (ii) 30,000,000 shares of the Company's common stock, $0.01 par value, referred to as the Shares.

As a condition to the closing of the transactions contemplated by the Purchase Agreement, the Company will execute the following additional agreements as of closing: (i) a Registration Rights Agreement by and between the Company and the Shareholder, referred to as the Registration Agreement, (ii) a Shareholder Agreement by and between the Company and the Shareholder, referred to as the Shareholder Agreement, and (iii) an Escrow Agreement by and among the Company, the Shareholder and an escrow agent, selected by the Company and reasonably acceptable to the Shareholder, referred to as the Escrow Agreement.

In accordance with the Escrow Agreement, at closing, 3,000,000 of the Shares will be deposited into escrow for a period of three years to secure the indemnity obligations of the Shareholder to the Company under the Purchase Agreement.

Under the Registration Agreement, the Company granted certain registration obligations to the Shareholder and its successors and permitted assigns.

Under the Shareholder Agreement, at the closing the Company is required to take all action to cause its Board of Directors to be comprised of nine Directors, which will include up to three Directors proposed by the Shareholder for review and approval by the Corporate Governance and Nominating Committee of the Company's Board as nominees to the Company's Board at closing. Thereafter, the number of directors that the Shareholder will have the right to propose to the Corporate Governance and Nominating Committee of the Company's Board for future election to the Company's Board (between none and three) will depend upon the level of the Shareholder's ownership percentage of the Company's common stock as stated in the Shareholder Agreement.

The closing is subject to various conditions, including, but not limited to, certain regulatory approvals, lender approvals and the approval by the Company's stockholders. The Company currently expects the transaction to close during June or July of 2007.

On February 16, 2007, the Company entered into a Credit Agreement, referred to as the Credit Agreement, by and among the Company (and certain of its subsidiaries identified therein), Banc of America Securities LLC, as sole lead arranger and book manager, General Electric Capital Corporation, as syndication agent, ABN AMRO Bank N.V., as documentation agent, Wells Fargo Bank, N.A., as documentation agent, Bank of America, N.A., as administration agent and the other lenders party thereto. The Credit Agreement establishes a five year senior secured revolving credit facility with a line of credit in the initial amount of $165.0 million. The line of credit contains an uncommitted accordion facility pursuant to which the Company may be able to increase the total commitment under the revolving credit facility up to $240.0 million. The Credit Agreement is subject to certain financial covenants and is secured by a lien on certain of the Company's property and a pledge of the voting stock issued by certain of its subsidiaries. The Credit Agreement replaces the Company's $70.0 million North American asset based credit facility under the Amended and Restated Credit Agreement dated as of March 18, 2004, as amended, and the $50.0 million Australian Dollar (approximately $39.0 million U.S. Dollars) asset based credit facility in Australia under the Credit Agreement dated December 24, 2002, as amended.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Brightpoint, Inc.

We have audited the accompanying Consolidated Balance Sheets of Brightpoint, Inc. as of December 31, 2006 and 2005, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2006. Our audits also include the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brightpoint, Inc. as of December 31, 2006 and 2005 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the financial information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brightpoint, Inc.'s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 21, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Brightpoint, Inc.

We have audited management's assessment, included in the accompanying "Management's Report on Internal Control Over Financial Reporting", that Brightpoint, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Brightpoint, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Brightpoint, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Brightpoint, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Brightpoint, Inc. as of December 31, 2006 and 2005, and the related Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2006 and the financial statement schedule listed in Item 15(a)(2) of Brightpoint, Inc. and our report dated February 21, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Indianapolis, Indiana
February 21, 2007

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including its Principal Executive Officer and Principal Financial Officer has evaluated the effectiveness of its disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 10-K. Based on that evaluation, the Principal Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

The Principal Executive Officer and Principal Financial Officer also conducted an evaluation of the Company's internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) ("Internal Control") to determine whether any changes in Internal Control occurred during the quarter ended December 31, 2006 that have materially affected or which are reasonably likely to materially affect Internal Control. Based on that evaluation, there has been no such change during such period.

Management's Report on Internal Control Over Financial Reporting

Management evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 using the criteria set forth in Internal Control - Integrated Framework founded by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management of Brightpoint, Inc. has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

The management of Brightpoint, Inc. is responsible for the preparation and integrity of the Company's Consolidated Financial Statements, establishing and maintaining adequate internal control over financial reporting for the Company and all related information appearing in this Annual Report on Form 10-K. The Company maintains accounting and internal control systems which are intended to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, transactions are executed in accordance with management's authorization and accounting records are reliable for preparing financial statements in accordance with U.S. generally accepted accounting principles. A staff of internal auditors regularly monitors, on a worldwide basis, the adequacy and effectiveness of internal accounting controls. The Vice-President of Internal Audit reports directly to the audit committee of the board of directors.

Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. In addition, any evaluation of the effectiveness of internal controls over financial reporting in future periods is subject to risk that those internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The financial statements for each of the years covered in this Annual Report on Form 10-K have been audited by independent registered public accounting firm, Ernst & Young LLP. Additionally, Ernst & Young LLP has provided an independent assessment as to the fairness of the financial statements and an attestation report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006.

Audit Committee Oversight

The Board of Directors has appointed an Audit Committee whose current three members are not employees of the Company. The Board of Directors has also adopted a written charter that establishes the roles and responsibilities of the Audit Committee. Pursuant to its charter, the Audit Committee meets with certain members of management, internal audit and the independent auditors to review the results of their work and satisfy itself that its responsibilities are being properly discharged. The independent auditors have full and free access to the Audit Committee and have discussions with the Audit Committee regarding appropriate matters, with and without management present.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information required by this item is incorporated by reference to the Company's Definitive Proxy Statement related to the Company's 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to our employees, including our Directors and Executive Officers. Copies of our Code of Business Conduct are available on our website (www.brightpoint.com) and are also available without charge upon written request directed to Investor Relations, Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168. If we make changes to our Code of Business Conduct in any material respect or waive any provision of the Code of Business Conduct for any of our Directors or Executive Officers, we expect to provide the public with notice of any such change or waiver by publishing a description of such event on our corporate website, www.brightpoint.com, or by other appropriate means as required by applicable rules of the United States Securities and Exchange Commission.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the Company's Definitive Proxy Statement related to the Company's 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

Item 12. Security Ownership of certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this item is incorporated by reference to the Company's Definitive Proxy Statement related to the Company's 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

Item 13. Certain Relationships and Related Transactions.

The information required by this item is incorporated by reference to the Company's Definitive Proxy Statement related to the Company's 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

Item 14. Principal Accountant Fees and Services.

The information required by this item is incorporated by reference to the Company's Definitive Proxy Statement related to the Company's 2007 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days following the end of the fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements

The consolidated financial statements of Brightpoint, Inc. are filed as part of this report under Item 8.

(a) (2) Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(a) (3) Exhibits

Exhibit Number	Description
2.1	Agreement for the Sale and Purchase of the entire issued share capital of Brightpoint (Ireland) Limited dated February 19, 2004(11)
2.2	Plan and Agreement of Merger between Brightpoint, Inc. and Brightpoint Indiana Corp. dated April 23, 2004(13)
2.3	Agreement for the Sale and Purchase of 100% of the Securities of Brightpoint France and Transfer of Shareholder Loan(28)
2.4	Stock Purchase Agreement by and between Brightpoint Holdings B.V. and John Alexander Du Plessis Currie, the sole shareholder of Persequor Limited effective as of January 1, 2006(29)**
2.5	Asset Purchase Agreement dated December 18, 2006 by and among 2601 Metropolis Corp., CellStar Corporation, National Auto Center, Inc., CellStar Ltd. and CellStar Fulfillment Ltd.(32)
3.1	Restated Articles of Incorporation of Brightpoint, Inc. (formerly Brightpoint Indiana Corp.)(18)
3.2	Amended and Restated By-Laws of Brightpoint, Inc. (formerly Brightpoint Indiana Corp.)(18)
4.1	Indenture between the Company and the Chase Manhattan Bank, as Trustee(2)
4.2	Termination Agreement effective as of January 1, 2006 terminating the Shareholders Agreement by and among Brightpoint India Private Limited, Brightpoint Holdings B.V. and Persequor Limited dated as of November 1, 2003, as amended(29)
10.1	Rights Agreement, dated as of February 20, 1997, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent(1)
10.1.1	Amendment Number 1 to the Rights Agreement (the "Agreement") by and between Brightpoint, Inc. (the "Company") and Continental Stock Transfer & Trust Company, as Rights Agent, appointing American Stock Transfer & Trust Company dated as of January 4, 1999(4)
10.1.2	Amendment Number 2 to the Rights Agreement (the "Agreement") by and between Brightpoint, Inc. (the "Company") and American Stock Transfer & Trust Company, as Rights Agent, dated as of April 12, 2004(16)
10.2	1996 Stock Option Plan, as amended(8)*
10.3	Employee Stock Purchase Plan(5)
10.3	Brightpoint, Inc. 401(k) Plan (2001 Restatement)(9)
10.5	Amendment to the Brightpoint, Inc. 401(k) Plan effective January 1, 2002(9)
10.6	Brightpoint, Inc. 401(k) Plan, effective October 1, 2002(10)
10.7	2004 Long-Term Incentive Plan(14)*
10.7.1	Form of Stock Option Agreement pursuant to 2004 Long-Term Incentive Plan between the Company and Executive Grantee(12)*
10.7.2	Form of Stock Option Agreement pursuant to 2004 Long-Term Incentive Plan between the Company and Non-executive Grantee(12)*
10.7.3	Form of Restricted Stock Unit Award Agreement between the Company and Grantee(12)*
10.7.4	Form of Executive Option Agreement with Forfeiture Provision(22)*

Exhibit Number	Description
10.7.5	Form of Executive Restricted Stock Unit Agreement with Forfeiture Provision(22)*
10.8	Amended and Restated Independent Director Stock Compensation Plan(15)*
10.8.1	Summary Sheet of 2006 Director and Executive Officer Compensation(XX)*
10.9	Form of Indemnification Agreement between the Company and Officers(12)
10.9.2	Indemnification Agreement between Brightpoint and Mr. V. William Hunt dated February 11, 2004(11)
10.10	Amended and Restated Employment Agreement between the Company and Robert J. Laikin dated July 1, 1999(6)*
10.10.1	Amendment dated January 1, 2001 to the Amended and Restated Agreement between the Company and Robert J. Laikin dated July 1, 1999(7)*
10.10.2	Amendment dated January 1, 2003 to Amended and Restated Employment Agreement between the Company and Robert J. Laikin dated July 1, 1999(10)*
10.10.3	Amendment dated January 1, 2004 to Amended and Restated Employment Agreement between the Company and Robert J. Laikin dated July 1, 1999(11)*
10.10.4	Amendment dated April 7, 2005 to Amended and restated Employment Agreement between the Company and Robert J. Laikin dated July 1, 1999(23)*
10.11	Amended and Restated Employment Agreement between the Company and J. Mark Howell dated July 1, 1999(6)*
10.11.1	Amendment dated January 1, 2001 to the Amended and Restated Employment Agreement between the Company and J. Mark Howell dated July 1, 1999(7)*
10.11.2	Amendment dated January 1, 2003 to Amended and Restated Employment Agreement between the Company and J. Mark Howell dated July 1, 1999 (10)*
10.11.3	Amendment dated January 1, 2004 to Amended and Restated Employment Agreement between the Company and J. Mark Howell dated July 1, 1999 (11)*
10.11.4	Amendment dated April 7, 2005 to Amended and restated Employment Agreement between the Company and J. Mark Howell dated July 1, 1999(23)*
10.12	Amended and Restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(6)*
10.12.1	Amendment dated January 1, 2001 to the Amended and Restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(7)*
10.12.2	Amendment dated January 1, 2002 to the Amended and Restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(9)*
10.12.3	Amendment dated January 1, 2003 to Amended and Restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(10)*
10.12.4	Amendment dated January 1, 2004 to Amended and Restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(11)*
10.12.5	Amendment dated April 7, 2005 to Amended and restated Employment Agreement between the Company and Steven E. Fivel dated July 1, 1999(23)*
10.13	Lease Agreement between the Company and Airtech Parkway Associates, LLC, dated September 18, 1998(3)
10.14	Lease Agreement between the Company and Harbour Properties, LLC, dated April 25, 2000(7)
10.15	Lease Agreement between Brightpoint North America, L.P. and DP Industrial, LLC, dated as of October 1, 2004(20)
10.16	Lease Agreement between the Company and Perpetual Trustee Company Limited, dated November 10, 2004(21)
10.17	Distributor Agreement dated October 29, 2001 between Nokia Inc. and Brightpoint North America, L.P.(9)**
10.17.1	Amendment dated December 19, 2002 to distribution agreement dated October 29, 2001 between Brightpoint North America. L.P. and Nokia Inc.(10)**
10.17.2	Amendment No. 2 dated December 27, 2003 to Distributor Agreement between Brightpoint North America, L.P. and Nokia, Inc.(11) **
10.17.3	Amendment No.3 dated January 16, 2006 to Distributor Agreement between Brightpoint North America, L.P. and Nokia Inc.(28)**
10.18	Amended and Restated Credit Agreement dated as of March 18, 2004 among Brightpoint North America, L.P., Wireless Fulfillment Services, LLC, the other credit parties signatory thereto, the lenders signatory thereto and General Electric Capital Corporation(17)**
10.18.1	Amendment dated September 20, 2004 to Credit Agreement among Brightpoint North America, L.P., Wireless Fulfillment Services, LLC, the other credit parties signatory thereto, the lenders signatory thereto and General Electric Capital Corporation(19)
10.18.2	Amendment No. 2 and Limited waiver to Amended and Restated Credit Agreement dated September 14, 2005 between Brightpoint North America L.P., Wireless Fulfillment Services LLC and the other lenders and the other Credit Parties Signatory to the Amended and Restated Credit Agreement(24)
10.18.3	Amendment No. 3 dated October 18, 2006 to Amended and Restated Credit Agreement dated as of March 18, 2004 among Brightpoint North America L.P., Wireless Fulfillment Services LLC and the other lenders and the other Credit Parties Signatory to the Amended and Restated Credit Agreement(31)

Exhibit Number	Description
10.19	Credit Agreement dated December 24, 2002 between Brightpoint Australia Pty Limited, Advanced Portable Technologies Limited and GE Capital Finance Pty Limited(10)
10.19.1	Amendment dated December 23, 2005 to Credit Agreement between Brightpoint Australia Pty Limited, Advanced Portable Technologies Limited and GE Capital Finance Pty Limited(28)
10.20	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between Robert J. Laikin and Brightpoint, Inc.(26)*
10.21	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between J. Mark Howell and Brightpoint, Inc.(26)*
10.22	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between Steven E. Fivel and Brightpoint, Inc.(26)*
10.23	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and Robert J. Laikin(23)*
10.24	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and J. Mark Howell(23)*
10.25	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and Steven E. Fivel(23)*
10.26	Employment Agreement between Brightpoint, Inc. and Vincent Donargo dated as of November 9, 2006(33)*
10.27	Employment Agreement between Brightpoint, Inc. and Anthony W. Boor dated October 17, 2005(25)*
10.28	Lease Agreement between the Brightpoint North America L.P. and Opus North Corporation, dated February 9, 2006(27)
10.29	Lease Agreement between Brightpoint Services, LLC and Louisville United, LLC(30)
10.30	Employment Agreement dated February 23, 2006 between Brightpoint Asia Limited and John Alexander Du Plessis Currie(29)*
10.31	Restricted Stock Award Agreement dated February 23, 2006 between Brightpoint, Inc. and John Alexander Du Plessis Currie(29)*
10.32	Termination Agreement effective as of January 1, 2006 terminating the Management Services Agreement by and between Brightpoint Asia Limited and Persequor Limited originally dated as of August 7, 2002, as amended and extended on July 1, 2004(29)
10.33	Termination Agreement effective as of January 1, 2006 terminating the Management Services Agreement by and between Brightpoint India Private Limited and Persequor Limited dated November 1, 2004, as amended(29)
21	Subsidiaries(33)
23	Consent of Independent Registered Public Accounting Firm(33)
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002(33)
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002(33)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant Section 906 of the Sarbanes-Oxley Act of 2002(33)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(33)
99.1	Cautionary Statements(33)

Footnotes

(1) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K, filed March 28, 1997 for the event dated February 20, 1997.

(2) Incorporated by reference to the applicable exhibit filed with Company's Current Report on Form 8-K filed April 1, 1998 for the event dated March 5, 1998.

(3) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(4) Incorporated by reference to the applicable exhibit filed with the Company's Form 10-K for the fiscal year ended December 31, 1998.

(5) Incorporated by reference to Appendix B filed with the Company's Proxy Statement dated April 15, 1999 relating to its Annual Shareholders meeting held May 18, 1999.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHTPOINT, INC..

By: /s/ ROBERT J. LAIKIN
Robert J. Laikin
Chairman of the Board and
Chief Executive Officer

Date: February 22, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ROBERT J. LAIKIN Robert J. Laikin	Chairman of the Board Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2007
/s/ ANTHONY W. BOOR Anthony W. Boor	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 22, 2007
/s/ VINCENT DONARGO Vincent Donargo	Vice President, Corporate Controller, Chief Accounting Officer (Principal Accounting Officer)	February 22, 2007
/s/ ELIZA HERMANN Eliza Hermann	Director	February 22, 2007
/s/ V. WILLIAM HUNT V. William Hunt	Director	February 22, 2007
/s/ MARISA E. PRATT Marisa E. Pratt	Director	February 22, 2007
/s/ RICHARD W. ROEDEL Richard W. Roedel	Director	February 22, 2007
/s/ STEPHEN H. SIMON Stephen H. Simon	Director	February 22, 2007
/s/ JERRE L. STEAD Jerre L. Stead	Director	February 22, 2007
/s/ ROBERT F. WAGNER Robert F. Wagner	Director	February 22, 2007
/s/ K.P. WILSKA K.P. Wilska	Director	February 22, 2007

Exhibit Number	Description
10.19	Credit Agreement dated December 24, 2002 between Brightpoint Australia Pty Limited, Advanced Portable Technologies Limited and GE Capital Finance Pty Limited(10)
10.19.1	Amendment dated December 23, 2005 to Credit Agreement between Brightpoint Australia Pty Limited, Advanced Portable Technologies Limited and GE Capital Finance Pty Limited(28)
10.20	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between Robert J. Laikin and Brightpoint, Inc.(26)*
10.21	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between J. Mark Howell and Brightpoint, Inc.(26)*
10.22	Amended and Restated Agreement for Supplemental Executive Retirement Benefit dated as of January 18, 2006 by and between Steven E. Fivel and Brightpoint, Inc.(26)*
10.23	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and Robert J. Laikin(23)*
10.24	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and J. Mark Howell(23)*
10.25	Restricted Stock Award Agreement Pursuant to the 2004 Long-Term Incentive Plan of Brightpoint, Inc. dated as of April 7, 2005 between Brightpoint, Inc. and Steven E. Fivel(23)*
10.26	Employment Agreement between Brightpoint, Inc. and Vincent Donargo dated as of November 9, 2006(33)*
10.27	Employment Agreement between Brightpoint, Inc. and Anthony W. Boor dated October 17, 2005(25)*
10.28	Lease Agreement between the Brightpoint North America L.P. and Opus North Corporation, dated February 9, 2006(27)
10.29	Lease Agreement between Brightpoint Services, LLC and Louisville United, LLC(30)
10.30	Employment Agreement dated February 23, 2006 between Brightpoint Asia Limited and John Alexander Du Plessis Currie(29)*
10.31	Restricted Stock Award Agreement dated February 23, 2006 between Brightpoint, Inc. and John Alexander Du Plessis Currie(29)*
10.32	Termination Agreement effective as of January 1, 2006 terminating the Management Services Agreement by and between Brightpoint Asia Limited and Persequor Limited originally dated as of August 7, 2002, as amended and extended on July 1, 2004(29)
10.33	Termination Agreement effective as of January 1, 2006 terminating the Management Services Agreement by and between Brightpoint India Private Limited and Persequor Limited dated November 1, 2004, as amended(29)
21	Subsidiaries(33)
23	Consent of Independent Registered Public Accounting Firm(33)
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002(33)
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002(33)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant Section 906 of the Sarbanes-Oxley Act of 2002(33)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(33)
99.1	Cautionary Statements(33)

Footnotes

(1) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K, filed March 28, 1997 for the event dated February 20, 1997.

(2) Incorporated by reference to the applicable exhibit filed with Company's Current Report on Form 8-K filed April 1, 1998 for the event dated March 5, 1998.

(3) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(4) Incorporated by reference to the applicable exhibit filed with the Company's Form 10-K for the fiscal year ended December 31, 1998.

(5) Incorporated by reference to Appendix B filed with the Company's Proxy Statement dated April 15, 1999 relating to its Annual Shareholders meeting held May 18, 1999.

(6) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly report on Form 10-Q for the quarter ended June 30, 1999.

(7) Incorporated by reference to the applicable exhibit filed with Form 10-K/A, Amendment No. 1 to the Company's Form 10-K for the year ended December 31, 2000.

(8) Incorporated by reference to the applicable exhibit filed with the Company's Tender Offer Statement on Schedule TO dated August 31, 2001.

(9) Incorporated by reference to the applicable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

(10) Incorporated by reference to the applicable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2002

(11) Incorporated by reference to the applicable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2003

(12) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004

(13) Incorporated by reference to Appendix E to Brightpoint, Inc.'s Proxy Statement dated April 26, 2004 relating to its Annual Stockholders meeting held June 3, 2004

(14) Incorporated by reference to Appendix D to Brightpoint, Inc.'s Proxy Statement dated April 26, 2004 relating to its Annual Stockholders meeting held June 3, 2004

(15) Incorporated by reference to Appendix C to Brightpoint, Inc.'s Proxy Statement dated April 26, 2004 relating to its Annual Stockholders meeting held June 3, 2004

(16) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed April 16, 2004 for the event dated April 12, 2004

(17) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed March 25, 2004 for the event dated March 18, 2004

(18) Incorporated by reference to the applicable exhibit filed with the Company's Current Report of Form 8-K filed June 3, 2004 for the event dated June 3, 2004

(19) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed September 23, 2004 for the event dated September 20, 2004

(20) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed October 5, 2004 for the event dated October 1, 2004

(21) Incorporated by reference to the applicable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2004

(22) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed February 25, 2005

(23) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on April 12, 2005

(24) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on September 16, 2005

(25) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on October 18, 2005

(26) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on January 20, 2006

(27) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on February 15, 2006

(28) Incorporated by reference to the applicable exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 2005

(29) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(30) Incorporated by reference to the applicable exhibit filed with the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006

(31) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on October 24, 2006

(32) Incorporated by reference to the applicable exhibit filed with the Company's Current Report on Form 8-K filed on December 19, 2006 .

(33) Filed herewith

* Denotes management compensation plan or arrangement.

** Portions of this document have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment, which was granted under Rule 24b-2 of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHTPOINT, INC.

By: /s/ ROBERT J. LAIKIN
Robert J. Laikin
Chairman of the Board and
Chief Executive Officer

Date: February 22, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ROBERT J. LAIKIN Robert J. Laikin	Chairman of the Board Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2007
/s/ ANTHONY W. BOOR Anthony W. Boor	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 22, 2007
/s/ VINCENT DONARGO Vincent Donargo	Vice President, Corporate Controller, Chief Accounting Officer (Principal Accounting Officer)	February 22, 2007
/s/ ELIZA HERMANN Eliza Hermann	Director	February 22, 2007
/s/ V. WILLIAM HUNT V. William Hunt	Director	February 22, 2007
/s/ MARISA E. PRATT Marisa E. Pratt	Director	February 22, 2007
/s/ RICHARD W. ROEDEL Richard W. Roedel	Director	February 22, 2007
/s/ STEPHEN H. SIMON Stephen H. Simon	Director	February 22, 2007
/s/ JERRE L. STEAD Jerre L. Stead	Director	February 22, 2007
/s/ ROBERT F. WAGNER Robert F. Wagner	Director	February 22, 2007
/s/ K.P. WILSKA K.P. Wilska	Director	February 22, 2007

BRIGHTPOINT, INC.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Description	Col. A Balance at Beginning of Period	Col. B Charged to Costs and Expenses	Col. C Charged to Other Accounts	Col. D Deductions	Col. E Balance at End of Period
	(Amounts in thousands)				
Year ended December 31, 2006:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 3,621	1,390	$ -	$ (85)	$ 4,926
Inventory valuation reserve	4,858	2,344	-	(1,555)	5,647
Total	$ 8,479	$ 3,734	$ -	$ (1,640)	$ 10,573
Year ended December 31, 2005:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 6,215	$ 3,280	$ -	$ (5,874)	$ 3,621
Inventory valuation reserve	5,198	4,272	-	(4,612)	4,858
Total	$ 11,413	$ 7,552	$ -	$ (10,486)	$ 8,479
Year ended December 31, 2004:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 7,683	$ 4,420	$ -	$ (5,888)	$ 6,215
Inventory valuation reserve	5,043	5,205	-	(5,050)	5,198
Total	$ 12,726	$ 9,625	$ -	$ (10,938)	$ 11,413

EXHIBIT 21

SUBSIDIARIES

Subsidiaries (A)	Subsidiary Jurisdiction
2601 Metropolis Corp.	Indiana
Axess Communication Sp. z o. o	Poland
Brightpoint (South Africa) (Proprietary) Limited	South Africa
Brightpoint Activation Services LLC	Indiana
Brightpoint Asia Limited	British Virgin Islands
Brightpoint Australia Pty Ltd	Australia
Brightpoint B.V	Netherlands
Brightpoint de Colombia Inc. Sucursal Colombiana[1]	Colombia
Brightpoint de Colombia Limited	British Virgin Islands
Brightpoint de Mexico, S.A. de C.V	Mexico
Brightpoint de Venezuela, C.A	Venezuela
Brightpoint EMA B.V	Netherlands
Brightpoint EMA Limited	United Kingdom
Brightpoint Europe Limited	United Kingdom
Brightpoint Finland Oy	Finland
Brightpoint Germany GmbH	Germany
Brightpoint GmbH	Germany
Brightpoint GmbH – Sucursal em Portugal[2]	Portugal
Brightpoint Holland B.V.	Netherlands
Brightpoint Holdings B.V	Netherlands
Brightpoint India Private Limited	India
Brightpoint International (Asia Pacific) Pte. Ltd	Singapore
Brightpoint International Holdings B.V	Netherlands
Brightpoint International Ltd	Delaware
Brightpoint Latin America, Inc	Indiana
Brightpoint Middle East FZE	United Arab Emirates
Brightpoint Netherlands Holdings B.V	Netherlands
Brightpoint New Zealand Limited	New Zealand
Brightpoint North America L.P	Delaware
Brightpoint North America, Inc	Indiana
Brightpoint Norway[3]	Norway
Brightpoint Philippines, Inc	Philippines
Brightpoint Philippines Limited	British Virgin Islands
Brightpoint RUS LLC	Russian Federation
Brightpoint Services, LLC	Indiana
Brightpoint Singapore Pte. Ltd.	Singapore
Brightpoint Slovakia s.r.o	Slovak Republic
Brightpoint Solutions de Mexico, S.A. de C.V	Mexico
Brightpoint Solutions FZE	United Arab Emirates
Brightpoint Sweden AB	Sweden
Brightpoint Thailand, Inc	Indiana
Brightpoint Zimbabwe (Private) Limited	Zimbabwe
Ericsson Alliance Proprietary Limited	South Africa
Persequor Holdings I Ltd.	British Virgin Islands
Persequor Limited	British Virgin Islands
Sequor Systems Ltd.	British Virgin Islands
Trio Industries, Inc.	Texas
Wireless Fulfillment Services Holdings, Inc	Delaware
Wireless Fulfillment Services LLC	California

(A) Each of the named subsidiaries is not necessarily a "significant subsidiary" as defined in Rule 1-02 (w) of Regulation S-X, and Brightpoint has several additional subsidiaries not named above. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a "significant subsidiary" at the end of the year covered by this report.

[1] a branch of Brightpoint de Colombia Limited
[2] a branch of Brightpoint GmbH
[3] a branch of Brightpoint Sweden

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

- Registration Statement (Form S-8 No. 333-87863) pertaining to the Brightpoint, Inc. 1994 Stock Option Plan, as amended, the 1996 Brightpoint, Inc. Stock Option Plan, as amended, the Brightpoint, Inc. Non-employee Director Stock Option Plan and the Brightpoint, Inc. Employee Stock Purchase Plan,
- Registration Statement (Form S-8 No. 333-108496) pertaining to the Brightpoint, Inc. Amended and Restated Independent Director Stock Compensation Plan, and
- Registration Statement (Form S-8 No. 333-118769) pertaining to the Brightpoint, Inc. 2004 Long-Term Incentive Plan;

of our reports dated February 21, 2007, with respect to the consolidated financial statements and schedule listed in Item 15(a)(2) of Brightpoint, Inc. and Brightpoint, Inc., management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Brightpoint, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/S/ ERNST & YOUNG LLP

Indianapolis, Indiana
February 21, 2007

EXHIBIT 31.1

Certification of Principal Executive Officer

I, Robert J. Laikin, certify that:

1. I have reviewed this report on Form 10-K of Brightpoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2007

/s/ Robert J. Laikin
Robert J. Laikin
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Principal Financial Officer

I, Antony W. Boor, certify that:

1. I have reviewed this report on Form 10-K of Brightpoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2007

/s/ Anthony W. Boor
Anthony W. Boor
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of Brightpoint, Inc.'s (the "Company") Annual Report on Form 10-K for the period ending December 31, 2006 (the "Report"), I, Robert J. Laikin, the Chairman of the Board and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert J. Laikin
Robert J. Laikin
Chairman of the Board and Chief Executive Officer

Date: February 22, 2007

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing of Brightpoint, Inc.'s (the "Company") Annual Report on Form 10-K for the period ending December 31, 2006 (the "Report"), I, Anthony W. Boor, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Anthony W. Boor
Anthony W. Boor
Executive Vice President, Chief Financial Officer and Treasurer

Date: February 22, 2007

EXHIBIT 99.1

CAUTIONARY STATEMENTS

Certain statements in this Form 10-K constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brightpoint, Inc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risk factors include, without limitation, uncertainties relating to customer plans and commitments, including, without limitation, (i) significant future payment obligations for wireless devices; (ii) loss of significant customers or a reduction in prices we charge these customers; (iii) possible adverse effect on demand for our products resulting from consolidation of mobile operators; (iv) dependence upon principal suppliers and availability and price of wireless products; (v) our ability to borrow additional funds; (vi) possible difficulties collecting our accounts receivable; (vii) our ability to increase volumes and maintain our margins; (viii) our ability to expand implement our future growth strategy, including acquisitions; (ix) uncertainty regarding future volatility in our Common Stock price; (x) uncertainty whether wireless equipment manufacturers and wireless network operators will continue to outsource aspects of their business to us; (xi) our reliance upon third parties to manufacture products which we distribute and reliance upon their quality control procedures; (xii) our operations may be materially affected by fluctuations in regional demand and economic factors; (xiii) our ability to respond to rapid technological changes in the wireless communications and data industry; (xiv) access to or the cost of increasing amounts of capital, trade credit or other financing; (xv) risks of foreign operations, including currency, trade restrictions and political risks in our foreign markets; (xvi) effect of natural disasters, epidemics, hostilities or terrorist attacks on our operations; (xvii) investment in sophisticated information systems technologies and our reliance upon the proper functioning of such systems; (xviii) possible adverse effects of future medical claims regarding the use of wireless devices; (xix) our ability to meet intense industry competition; (xx) our ability to manage and sustain future growth at our historical or current rates; (xxi) certain relationships and financings, which may provide us with minimal returns or losses on our investments; (xxii) the impact that seasonality may have on our business and results; (xxiii) our ability to attract and retain qualified management and other personnel, cost of complying with labor agreements and high rate of personnel turnover; (xxiv) our ability to protect our proprietary information; (xxv) our significant payment obligations under certain lease and other contractual arrangements; (xxvi) our ability to maintain adequate insurance at a reasonable cost; (xxvii) the potential issuance of additional equity, including our Common Stock, which could result in dilution of existing shareholders and may have an adverse impact on the price of our Common Stock; and (xxviii) existence of anti-takeover measures. Because of the aforementioned uncertainties affecting our future operating results, past performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate future results or trends. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date these statements were made. The words "believe," "expect," "anticipate," "intend," and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date that such statement was made. We undertake no obligation to update any forward-looking statement.

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
(Amendment No. 1)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

0-23494
(Commission File no.)

Brightpoint, Inc.
(Exact name of registrant as specified in its charter)

Indiana *(State or other jurisdiction of incorporation)*	**35-1778566** *(I.R.S. Employer Identification No.)*

2601 METROPOLIS PARKWAY, SUITE 210, PLAINFIELD, INDIANA 46168
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (317) 707-2355

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 Par value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)
Preferred Share Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's Common Stock held by non-affiliates as of June 30, 2006, which was the last business day of the registrant's most recently completed second fiscal quarter was approximately $657,535,706.

The number of shares of Common Stock outstanding as of April 24, 2007: 50,855,534

DOCUMENTS INCORPORATED BY REFERENCE:

None.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K (the "Amended Report") amends the original Annual Report on Form 10-K of Brightpoint, Inc. for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on February 23, 2007 (the "Original Report"), to add certain information required by the following items on Form 10-K:

Item	Description
PART III	
Item 10.	Directors, Executive Officers and Corporate Governance.
Item 11.	Executive Compensation.
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.
Item 13.	Certain Relationships and Related Transactions, and Director Independence.
Item 14.	Principal Accounting Fees and Services.
PART IV	
Item 15.	Exhibits and Financial Statement Schedules.

We hereby amend Items 10, 11, 12, 13 and 14 of Part III of our Original Report by deleting the text of such Items 10, 11, 12, 13 and 14 in their entirety and replacing them with the information provided below under the respective headings. The Amended Report does not affect any other items in our Original Report, except for our cover page. As a result of this amendment, we are also filing as exhibits to this Amended Report the certifications pursuant to section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements are contained in this Amended Report, we are not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as otherwise expressly stated for the items amended in this Amended Report, this Amended Report continues to speak as of the date of the Original Report and we have not updated the disclosure contained herein to reflect events that have occurred since the filing of the Original Report. Accordingly, this Amended Report should be read in conjunction with our Original Report and our other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Report.

All references in this Form 10-K/A related to our common stock, including, but not limited to, share amounts, per share amounts, average shares outstanding and information concerning or related to our equity compensation plans, have been adjusted retroactively to reflect stock splits, including our 6-for-5 common stock split effected in the form of a stock dividend on May 31, 2006 and our 3-for-2 common stock splits effected, each in the form of a stock dividend, on September 30, 2005 and December 30, 2005.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

EXECUTIVE OFFICERS AND DIRECTORS

Our board of directors currently consists of nine persons, three Class I directors with terms expiring at the 2007 annual meeting of shareholders, three Class II directors with terms expiring at the 2008 annual meeting of shareholders, and three Class III directors with terms expiring at the 2009 annual meeting of shareholders. The following management table sets forth the name of each our current executive officers (all of which also served as such as of December 31, 2006) and the principal positions and offices he holds with Brightpoint. The table also sets forth our current directors.

Name	Age	Position(s)
Robert J. Laikin	43	Chairman of the Board, Chief Executive Officer and Class II Director
J. Mark Howell	42	President and President, Americas Division
Anthony Boor	44	Executive Vice President, Chief Financial Officer and Treasurer
Steven E. Fivel	46	Executive Vice President, General Counsel and Secretary
Vincent Donargo	46	Vice President, Chief Accounting Officer and Controller
R. Bruce Thomlinson	45	President, International Operations
John Alexander du Plessis Currie	42	President, Emerging Markets
Eliza Hermann (1)(2)	45	Class I Director
V. William Hunt (3)	62	Class I Director
Stephen H. Simon (2)	41	Class I Director
Richard W. Roedel (1)(3)	57	Class II Director
Robert F. Wagner (2)	72	Class II Director
Marisa E. Pratt (3)	42	Class III Director
Jerre L. Stead (1)(2)	64	Class III Director
Kari-Pekka Wilska	59	Class III Director

(1) Member of the corporate governance and nominating committee

(2) Member of the compensation and human resources committee

(3) Member of the audit committee

Robert J. Laikin, founder of Brightpoint, has served as a member of our board of directors since our inception in August 1989. Mr. Laikin has been chairman of the board and chief executive officer of Brightpoint since January 1994. Mr. Laikin was president of Brightpoint from June 1992 until September 1996 and vice president and treasurer of Brightpoint from August 1989 until May 1992. From July 1986 to December 1987, Mr. Laikin was vice president and, from January 1988 to February 1993, president of Century Cellular Network, Inc., a company engaged in the retail sale of cellular telephones and accessories.

J. Mark Howell has been Brightpoint's president since September 1996 and was our chief operating officer from August 1995 to April 1998 and from July 1998 to March 2003. He was executive vice president, finance, chief financial officer, treasurer and secretary of Brightpoint from July 1994 until September 1996. From July 1992 until joining Brightpoint in 1994, Mr. Howell was corporate controller for ADESA Corporation, a company that owns and operates automobile auctions in the United States and Canada. Prior thereto, Mr. Howell was an accountant with Ernst & Young LLP.

Anthony Boor has served as Brightpoint's executive vice president, chief financial officer and treasurer since October 2005 and, prior thereto, from June 2005 to October 2005, he served as our acting chief financial officer and acting principal financial officer. Since July 2001, Mr. Boor has also served as the senior vice president and chief financial officer of our Brightpoint Americas division. Mr. Boor was previously vice president and controller of Brightpoint North America L.P. from July 1999 to July 2001 and Director of Business Management of Brightpoint

North America from August 1998 to July 1999. Prior to joining Brightpoint, Mr. Boor was employed in various financial positions with Macmillan Publishing, Day Dream, Inc., Ernst & Young, LLP, New Mexico State Fairgrounds and The Downs at Albuquerque, KPMG, LLP and Ernst & Whinney. Mr. Boor is a Certified Public Accountant.

Steven E. Fivel has served as our executive vice president, general counsel and secretary since January 1997. From December 1993 until January 1997, Mr. Fivel was an attorney with an affiliate of Simon Property Group, a publicly-held real estate investment trust. From February 1988 to December 1993, Mr. Fivel was an attorney with Melvin Simon & Associates, Inc., a privately-held shopping center development company.

Vincent Donargo has served as Brightpoint's vice president, chief accounting officer and controller since September 2005. From 1998 to 2005, Mr. Donargo was the strategic business unit controller, director of finance and corporate controller of Aearo Company, a safety products manufacturing company. Prior to that, from 1990 to 1998, Mr. Donargo was employed in various financial positions with National Starch and Chemical Company, a specialty chemical manufacturing subsidiary of ICI Americas, Inc. Mr. Donargo is a certified public accountant and a certified management accountant.

R. Bruce Thomlinson has served as our president, international operations since August 2005. Prior thereto, until July 2005, he served as president of our Asia-Pacific division from October 1998 and as managing director of Brightpoint Australia, one of our wholly-owned subsidiaries, from October 1996. Prior to joining our management team, Mr. Thomlinson held the position of managing director/director for Hatadicorp Pty Ltd. from 1989 until we acquired that company in September 1996.

John Alexander du Plessis Currie has served as our president – emerging markets since January 2006. From August 2002 to December 2005, Mr. Currie was the chairman and chief executive officer of Persequor Limited, a holding company for investments in wireless telecommunications that we subsequently acquired and which is now one of our wholly-owned subsidiaries. From January 1998 to August 2002, Mr. Currie served as the managing director of Brightpoint Middle East FZE, then one of our wholly-owned subsidiaries. Mr. Currie also serves on the boards of directors of several of our subsidiaries, including Brightpoint India (Pvt) Limited, Brightpoint Asia Limited and Brightpoint Singapore Pte Limited.

Eliza Hermann has served as a member of our board of directors since January 2003 and is currently the chairperson of our compensation and human resources committee and a member of our corporate governance and nominating committee. Since 1985, Ms. Hermann has been employed by BP plc where she has held a succession of international human resources, strategic planning and business development roles and currently serves as its vice president, human resources strategy.

V. William Hunt has served as a member of our board of directors since February 2004 and is a member of our audit committee. Mr. Hunt is chairman of Hunt Capital Partners, LLC, a venture capital and consulting firm based in Indianapolis. Mr. Hunt serves on the boards of Breeze Industrial Products, Clarian Health Partners, RollCoater, Inc., My Health Care Manager and InProteo. Until August 2001, he was the vice chairman and president of Arvin Meritor Inc., a global supplier of a broad range of integrated systems, modules and components for light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and related after-markets. Prior to the July 2000 merger of Arvin Inc. and Meritor Automotive Inc., Mr. Hunt was chairman and chief executive officer of Arvin, a global manufacturer of automotive components, including exhaust systems, ride control products and air, oil and fuel filters. Mr. Hunt joined Arvin as counsel in 1976 and became its vice president, administration and secretary in 1982, executive vice president in 1990, president in 1996 and chief executive officer in 1998. A member of Arvin's board of directors since 1983, he was named its chairman in 1999. Before joining Arvin, Mr. Hunt practiced labor relations law in Indianapolis and served as labor counsel to TRW Automotive Worldwide.

Stephen H. Simon has served as a member of our board of directors since April 1994 and is currently a member of our compensation and human resources committee. Mr. Simon is managing member of Simon Equity Partners, LLC, a San Francisco-based private equity firm. He is also president of Indianapolis-based Melvin Simon and Associates, Inc, a privately-held shopping center development company, and has held this role since February 1997. Mr. Simon was previously active as a developer in Simon Property Group's community center and mall divisions. Mr. Simon serves on the board of directors of Pacers Basketball Corporation, Method Products, Inc. and MOG, Inc. Mr. Simon is active in fund-raising for numerous community organizations and serves on the board of directors of the Simon Youth Foundation, the Phoenix Theatre, the Greater Indianapolis Progress Committee and Conscious Alliance.

Richard W. Roedel has served as a member of our board of directors and chairman of our audit committee since October 2002 and currently serves as a member of our corporate governance and nominating committee. Mr. Roedel is a director, and chairman of the audit committee, of Dade Behring Holdings, Inc., a medical diagnostics equipment and related product manufacturer, and a director and a member of the audit committee of IHS Inc., a leading content provider servicing the technical and business information needs of engineering and energy companies. Mr. Roedel served in various capacities while with Take-Two Interactive Software, Inc. from October 2002 to June 2005, including as its chairman and chief executive officer. Mr. Roedel is also a director of the Association of audit committee Members, Inc., a non-profit association of audit committee members. From 1999 to 2000, Mr. Roedel was chairman and chief executive officer of the accounting firm BDO Seidman LLP, the United States member firm of BDO International. Before becoming chairman and chief executive officer, he was the managing partner of BDO Seidman's New York metropolitan area from 1994 to 1999, the managing partner of its Chicago office from 1990 to 1994 and an audit partner from 1985 to 1990. Mr. Roedel is a certified public accountant.

Robert F. Wagner has served as a member of our board of directors since April 1995 and is currently a member of our compensation and human resources committee. Mr. Wagner has been engaged in the practice of law with the firm of Lewis Wagner, LLP since 1973.

Marisa E. Pratt has served as a member of our board of directors since January 2003 and is currently a member of our audit committee. Since 1991, Ms. Pratt has been employed by Eli Lilly in various finance and treasury related positions. Since June 2006, Ms. Pratt has been director of finance – Lilly Research Laboratories.

Jerre L. Stead has served as a member of our board of directors since June 2000 and currently serves as our lead independent director. Mr. Stead is a member of both our compensation and human resources committee and our corporate governance and nominating committee. Since December 2000, Mr. Stead has been the chairman of the board of directors and a director of IHS Inc. From August 1996 to June 2000, Mr. Stead served as chairman of the board and chief executive officer of Ingram Micro Inc., a worldwide distributor of information technology products and services. Mr. Stead served as chairman, president and chief executive officer of Legent Corporation, a software development company from January 1995 until its sale in September 1995. From 1993 to 1994, Mr. Stead was executive vice president of American Telephone and Telegraph Company, a telecommunications company, and chairman and chief executive officer of AT&T Global Information Solutions, a computer and communications company, formerly NCR Corp. Mr. Stead was president of AT&T Global Business Communications Systems, a communications company, from 1991 to 1993. Mr. Stead was chairman, president and chief executive officer from 1989 to 1991 and president from 1987 to 1989 of Square D Company, an industrial control and electrical distribution products company. In addition, he held numerous positions during a 21-year career at Honeywell. Mr. Stead is a director of Mindspeed Technologies, Inc., Conexant Systems, Inc., Armstrong Holdings, Inc. and Mobility Electronics, Inc.

Kari-Pekka Wilska has served as a member of our board of directors since November 2005. Since November 2005, Mr. Wilska has been a venture partner in Austin Ventures, a venture capital fund that focuses on investing in Texas. Mr. Wilska served in a variety of leadership positions in Nokia's U.S. mobile phone operations from 1993 to 2004, including as president of Nokia, Inc. (Nokia Americas) from 1999 to December 2004 and as president of Vertu Ltd., a subsidiary of Nokia, Inc. Since November 2004, Mr. Wilska has served as a director of Zarlink Semiconductor Inc., and from June 2004 until its merger with American Tower Corporation in August 2005, Mr. Wilska served as a director of SpectraSite, Inc.

Board committees

Our board of directors maintains an audit committee, a corporate governance and nominating committee and a compensation and human resources committee. Each of these three committees is comprised solely of persons who meet the definition of an "independent director" under our governance principles and NASDAQ Marketplace Rules. Each of these committees has adopted a charter, and each of these charters was filed as an appendix to the definitive proxy statement issued by us in connection with our 2005 annual meeting of shareholders and is available on our website, www.brightpoint.com.

On June 3, 2005, the board of directors formed a finance committee comprised of Richard W. Roedel, chairperson of the audit committee; Jerre L. Stead, our lead independent director; and V. William Hunt, a member of the audit committee, to support the ongoing review and restructure of our global finance organization. This committee was dissolved on March 2, 2006 after we filed our Annual Report on Form 10-K for the year ended December 31, 2005.

The functions of each of the continuing board committees are described below:

Corporate governance and nominating committee

The corporate governance and nominating committee is responsible for developing and reviewing the effectiveness of our corporate governance guidelines, recommending appropriate board and board committee structures and membership, establishing procedures for the director nomination process and recommending nominees for election to the board. The corporate governance and nominating committee considers qualified nominees for election to our board of directors. In addition, the members of this committee are responsible for analyzing and approving the compensation for our directors. The current members of the corporate governance and nominating committee are:

- Jerre L. Stead, chairperson,
- Richard W. Roedel and
- Eliza Hermann.

Adit committee

The audit committee has the power to select and oversee the performance of our independent registered public accountants and supervise our audit and financial procedures. The current members of the audit committee are:

- Richard W. Roedel, chairperson,
- Marisa E. Pratt and
- V. William Hunt

None of the members of the audit committee are employees of Brightpoint and each meets the independence and financial literacy requirements under current NASDAQ Marketplace Rules. In addition, our board of directors has determined that Mr. Roedel is an "audit committee financial expert" as defined under Item 407(d)(5)(ii) of Regulation S-K of the U.S. Securities and Exchange Commission.

Compensation and human resources committee

The compensation and human resources committee has responsibility for approving our compensation policies and for reviewing and recommending for approval by our board of directors all elements of compensation for our officers and other highly compensated members of management. The compensation and human resources committee provides oversight of the administration of our compensation program. The committee also provides oversight of the administration of the issuance of securities under our equity-based compensation plans and cash incentive and deferred compensation plans for our executives. The compensation and human resources committee also has responsibility for reviewing the supplementary benefits paid to our executive officers as well as retirement and other benefits and any special compensation. In addition, the committee reviews and recommends for approval by our board, executive employment agreements, severance agreements and change of control provisions for our chief executive officer and other senior executives. The committee also directs the succession planning process for our chief executive officer and other senior executives. The committee provides oversight of our global diversity activities and reviews its charter and evaluates its performance as a committee on an annual basis.

The committee has direct access to independent legal counsel and independent compensation consultants for survey data and other information as it deems appropriate, and it utilized these independent counsel and consultants from time to time during the year.

The current members of the compensation and human resources committee are:

- Eliza Hermann, chairperson,
- Jerre L. Stead,
- Stephen H. Simon and
- Robert F. Wagner.

Section 16(a) beneficial ownership reporting compliance

Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us with respect to our most recent fiscal year, we believe that, except for (i) a Form 4 filed by Paul Ringrose, the chief financial officer of our Asia Pacific division regarding the exercise of 27,363 options on February 14, 2006, which was filed on February 27, 2006, (ii) a Form 4 filed by J. Mark Howell, our president, regarding the exercise and sale of 38,411 options on April 3, 2006, which was filed on April 6, 2006, (iii) a Form 4 filed by Stephen H. Simon, one of our independent directors, regarding the award of 1,158 shares of restricted stock on June 15, 2006, which was filed on June 26, 2006, and (iv) a Form 4 filed by Marisa E. Pratt, one of our independent directors regarding the sale of 3,000 shares of common stock on September 11, 2006, which was filed on September 19, 2006, all required reports were filed on a timely basis.

Code of Business Conduct

We have adopted a Code of Business Conduct that applies to our employees, including our directors and executive officers. Copies of our Code of Business Conduct are available on our website (www.brightpoint.com) and are also available without charge upon written request directed to Investor Relations, Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168. If we make changes to our Code of Business Conduct in any material respect or waive any provision of the Code of Business Conduct for any of our directors or executive officers, we expect to provide the public with notice of any such change or waiver by publishing a description of such event on our corporate website, www.brightpoint.com, or by other appropriate means as required by applicable rules of the U.S. Securities and Exchange Commission.

Item 11. Executive Compensation.

EXECUTIVE COMPENSATION

Compensation discussion and analysis

General

The board's compensation and human resources committee, referred to as the "compensation committee," evaluates and approves compensation for our officers. As part of its responsibilities, the compensation committee approves and administers cash incentives, equity compensation and supplementary benefits, as well as our retirement, benefit and special compensation programs involving significant costs to us, as necessary and appropriate.

The discussion and analysis that follows includes sections related to:

- the objectives of our compensation program;
- the forms of compensation paid during 2006 to each of our chief executive officer, chief financial officer and other four most highly paid executive officers during the fiscal year ended December 31, 2006, referred to throughout this Report as our "named executive officers;"
- the compensation committee's process for determining named executive officer compensation; and
- certain determinations made by our compensation committee with respect to the various components of our named executive officers' compensation.

Objectives of our compensation program

We have a formal stated executive compensation philosophy as described below:

We offer executive compensation programs that align individuals' financial incentives with our strategic direction and corporate values. Our programs are designed to attract and retain key talent needed to manage and grow our business and enhance shareholder value. Our executive compensation program includes both cash (base pay and short-term incentive) and non-cash (equity) components.

In keeping with this executive compensation philosophy, our overall compensation program with respect to our named executive officers is designed to achieve the following objectives:

- to provide our named executive officers with base salaries in the aggregate at the median of the relevant external market comparator group, recognizing that individual base salaries will vary above and below that level, reflecting individual job performance, including results and behaviors, as well as skills, experience and length of tenure in position;
- to provide an opportunity for the total cash compensation paid to our executive officers to significantly exceed the market median when exceptional individual and business performance is achieved;
- to link a portion of the compensation of these officers with the achievement of our overall performance goals, to ensure alignment with our strategic direction and values and to ensure that individual performance is directed towards the achievement of our collective goals;
- to enhance alignment of individual performance and contribution with long-term shareholder value and business objectives by providing equity awards through our long-term incentive plan;
- to motivate and incentivize our named executive officers to continually contribute superior job performance throughout the year;
- to retain the services of named executive officers so that they will continue to contribute to and be a part of our long-term success; and
- to encourage the ongoing career development of our executives and other employees.

The compensation paid to our named executive officers is structured into the following categories, each of which is discussed more fully below:

- base salaries;
- performance-based cash bonuses under our annual executive bonus plan;

- performance-based grants of equity compensation under our annual executive equity program;
- when performance warrants, the possibility of discretionary (non-formulaic) cash-based bonuses and/or discretionary grants of equity compensation;
- post-termination compensation; and
- other benefits.

Forms of compensation paid to named executive officers

During the last fiscal year, we provided our named executive officers with the following forms of compensation:

- *Base salaries*. Base salary represents cash amounts paid during the fiscal year to named executive officers as direct compensation for their services to us. Base salaries and base salary increases are used to reward superior individual job performance of each named executive officer on a day-to-day basis during the year and to encourage continued superior job performance. We also use base salary as an incentive to attract top quality executives from the external labor market. Base salaries and base salary increases also recognize the overall skills, experience and tenure in position of each named executive officer.

- *Performance-based* cash bonuses under our annual executive bonus plan. Each year our compensation committee adopts, and routinely reviews the design of, an executive bonus plan which provides our named executive officers and certain other key employees with the opportunity of earning a cash bonus payment if certain designated goals are attained. We use these cash bonuses to reward named executive officers for their short-term contributions to our performance, as measured by our ability to achieve specified financial and strategic targets within our overall operating plan.

- *Discretionary cash-based bonuses.* In addition to performance-based cash bonuses earned under our annual executive bonus plan, the compensation committee may also award discretionary cash bonuses, which are unrelated to the performance milestones specified in the annual executive bonus plan, to certain named executive officers and certain other key employees based on both their individual performance and our overall performance.

- *Performance-based grants* of equity compensation under our annual executive equity program. We use performance-based equity grants to ensure focus on key operational and strategic objectives. These awards recognize the named executive officers for their contributions to our overall corporate performance, as measured by our ability to achieve specified financial and strategic targets within our overall operating plan. Performance based grants of equity compensation under our annual executive equity program are subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we do not achieve certain pre-established performance goals. If any or all of the performance goals are not achieved, then the corresponding percentage of the equity is forfeited. Those equity awards that are no longer subject to forfeiture vest in three equal annual installments beginning with the first anniversary of the grant, subject to, and in accordance with our 2004 Long-Term Incentive Plan and any agreement entered into between us and the grantee. These awards can take the form of options, restricted stock units and restricted stock awards and are granted under our 2004 Long-Term Incentive Plan in accordance with the terms of the executive equity program adopted by our compensation committee each year in connection with its administration, and furtherance of the goals, of our 2004 Long-Term Incentive Plan. A restricted stock unit is generally issued pursuant to a vesting schedule and entitles the holder to receive one share of our common stock upon the vesting date; it cannot be converted to shares of stock until and to the extent it vests. A restricted stock award entitles the holder to receive one share of our common stock upon the grant date, which remains subject to the restrictions set forth in a restricted stock agreement. It too is granted pursuant to a time-based vesting schedule but, unlike a restricted stock unit, it is considered issued and outstanding immediately upon the date of grant. In 2006, all of our performance-based equity grants were restricted stock units.

- *Discretionary grants of equity compensation.* In addition to performance-based equity awards earned under our annual executive equity program, the compensation committee may also determine, on a case-by-case basis, when additional grants, outside of the annual executive equity program, are warranted by individual and company performance or for motivation or retention reasons. These awards can take the form of options, restricted stock units and restricted stock awards and are also made under our 2004 Long-Term Incentive Plan.

- *Initial equity grant upon being hired or appointed.* Initial grants of restricted stock units under our 2004 Long-Term Incentive Plan occur when an executive officer is hired or otherwise becomes a named executive officer. Such grants enable us to reward existing executive officers upon promotion to higher levels of management and to recruit new executives. Initial equity grants are determined based on overall market data, as well as comparisons to our other executives' similar grants or holdings, and are usually recommended by Mr. Laikin with approval by the compensation committee or the full board of directors. Because these initial grants are structured as an incentive for employment, the amount of these grants may vary depending on the particular circumstances of the named executive officer.

- *Post-termination compensation.* We do not offer any pension plan to our named executive officers aside from complying with statutory provisions in the different jurisdictions in which we operate around the world. We do, however, offer all our U.S.-based employees, including our U.S.-based named executive officers, the opportunity to participate in our ERISA-qualified 401(k) Plan. All U.S.-based named executive officers are eligible to participate in this 401(k) Plan and to receive a company match, subject to plan requirements and contribution limits established by the Internal Revenue Service. In addition, three of our named executive officers have Supplemental Executive Retirement Plan agreements, referred to as "SERPs," under which we will implement a supplemental retirement benefit providing these executives with a ten year benefit beginning on the later of termination of employment and the attainment of a certain age. Additionally, pursuant to our employment agreements with our named executive officers, they are each entitled to certain cash payments, and some of them would be entitled to the acceleration of their equity awards, upon a change of control. Some of our named executive officers are also entitled to cash severance payments and the acceleration of their equity awards upon the termination of their employment in certain other circumstances. In addition, we have certain statutory obligations upon termination and/or retirement of our overseas-based named executive officers in accordance with local laws and regulations.

- *Other benefits.* In addition, while we generally do not offer perquisites to our named executive officers, we may and do provide them with, to varying degrees, a limited amount of other benefits. These include payments of life insurance premiums, payments of long-term disability insurance premiums and employer contributions toward group medical insurance.

Process for determining named executive officer compensation

Overall compensation program. The fundamental tenets of our compensation program are as follows:

- compensation paid to executive officers, as defined in Section 16 of the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, including all of our named executive officers, must be approved by our board of directors or by the compensation committee;

- our chief executive officer, Robert Laikin, supported by our senior vice president of global human resources, Annette Cyr, provides input and recommendations with respect to the compensation levels for each of the individuals reporting directly to him, including our named executive officers; however, the compensation committee ultimately decides the compensation for these individuals. Mr. Laikin and Ms. Cyr also review the total compensation amounts of all of the named executive officers except that of Mr. Laikin; and

- for the compensation level of our chief executive officer, the compensation committee determines a recommendation for subsequent approval by the full board of directors.

Competitive positioning. The compensation committee has developed a comparator group of other companies for use as a benchmarking reference group. The comparator group was initially determined as part of an executive compensation analysis conducted for our compensation committee by Hewitt and Associates in 2004, which was updated by them in 2005. Hewitt and Associates acts as an independent compensation consultant to the compensation committee. The scope of Hewitt's engagement is to provide a comparator group to analyze our compensation packages in relation to companies similarly situated to us and to determine the economic value of our proposed equity offerings for purposes of compensation benchmarking. The compensation committee then considers these analyses and suggestions in determining compensation.

We believe that Hewitt is independent because it is and was engaged by the compensation committee itself. In addition, prior to first being hired by the compensation committee in 2004, Hewitt had provided no products or services to us or any of our subsidiaries, and, since such time, we have (in addition to the consulting services it provides to our compensation committee) purchased only a small number of online tools from Hewitt. Moreover, the Hewitt executive compensation team was neither involved with nor informed of these purchases.

Many of the constituents of the comparator group were distribution and logistics companies and retailers with focus areas and revenues similar to ours. The comparator group also included some companies that were larger or smaller than us but which we believed to have similar business models. In accordance with its usual methodology, Hewitt and Associates used a regression analysis to normalize for these differences within our comparator group.

The comparator group that was developed in 2005 and which we used as one factor in determining 2006 compensation was comprised of the following companies:

Alltel Corp.	Corporate Express	Solectron Corporation
Ametek, Inc.	DST Systems, Inc.	The Servicemaster Company
Anixter Inc	FedEx Supply Chain Services	Tech Data Corporation
Arrow Electronics, inc.	Global Payments Inc.	Teradyne, Inc
Avaya Inc.	Graphic Packaging Corporation	United Stationers
CDW Corporation	Imation	UPS Supply Chain Solutions
Ceridian Corporation	L-3 Communications Corporation	
Convergys Corporation	Rockwell Automation	

Factors considered and reviewed. In performing its duties, the compensation committee takes into account the analysis provided by Hewitt and Associates based on this comparator group, as well as several other factors. The compensation committee considers the individual job performance of each named executive officer, including results achieved and behaviors demonstrated. The compensation committee also considers our overall performance. Relative individual tenure in position is taken into account, and relative internal equity among the named executive officers is also considered. Periodic review of "tally sheets" showing all elements of compensation for each named executive officer is conducted. Ultimately, the compensation committee members take into account all of these factors and data, and apply their own professional judgment in determining the compensation committee's recommendations and decisions on compensation.

Each of the components of compensation is considered as part of the total compensation amount and serves to meet one or more of our compensation objectives.

We have established a total compensation amount that, in aggregate among all executives, is at or slightly below the 50th percentile of the regressed data from the comparator group. More emphasis is placed on the variable components of compensation, comprised of annual bonus and long-term incentive compensation, so that a greater portion of total pay is "at risk," based on performance. We believe the combination of competitive base salaries and opportunity to exceed the market median if performance warrants, yields a conservative but attractive compensation program that aids us in the attraction, retention and motivation of highly qualified executive personnel.

For new hires, an appropriate package for each individual is determined by considering both survey data provided by our compensation consultants and internal practice. We establish a target value for equity and determine the appropriate number of restricted stock units to grant to a new hire by considering the dollar value we wish to pay such individual and dividing it by fair market value of a share of our common stock on the date of grant.

Timing and procedures. The compensation committee conducts several meetings in person or telephonically to review and consider the executive compensation analysis presented by Hewitt and Associates and the recommendations from Mr. Laikin. With respect to 2006, the compensation committee met a total of seven times, either in person or telephonically, between July and February to analyze the data and other factors including individual and company performance. The compensation committee makes its compensation decisions on all elements of compensation during the first quarter, generally at its February meeting. Making compensation decisions at this point allows the compensation committee not only to consider compensation survey data, but also to consider total annual performance against both financial and strategic milestones. The February meeting is scheduled to coincide with a full meeting of the entire board of directors, and follows our quarterly earnings release. The February meeting also occurs during an "open" trading window.

Determinations made with respect to executive compensation in and for 2006

Base salaries

In February 2006, the compensation committee, taking into account all of the factors noted above and considering the recommendations of Robert Laikin and Annette Cyr, approved increases in the base salaries of our named executive officers as follows:

Named executive officer	End 2005 Base Salary	2006 Base Salary	Change Amount	Change %
J. Mark Howell	$ 420,000	$ 455,000	$ 35,000	8.3%
Anthony W. Boor	$ 325,000	$ 350,000	$ 25,000	7.8%
Steven E. Fivel	$ 350,000	$ 360,000	$ 10,000	2.8%
R. Bruce Thomlinson	$ 441,616(1)	$ 465,905(1)	$ 24,289(1)	5.5%
John Alexander Du Plessis Currie	—	$ 400,000	—	—

(1) Mr. Thomlinson is paid in Australian dollars. The dollar amounts reported in this table for Mr. Thomlinson are based on an exchange rate of 0.7886 Australian dollars to one U.S. dollar as in effect on December 31, 2006.

In addition, the compensation committee on its own and taking into account all of the factors described above, developed a recommendation that was subsequently approved by our board of directors regarding an increase in base salary for Robert Laikin, our chief executive officer, as follows:

Named executive officer	End 2005 Base Salary	2006 Base Salary	Change Amount	Change %
Robert J. Laikin	$ 705,000	$ 750,000	$ 45,000	6.4%

The compensation committee considered internal comparisons with our other senior executives when setting Mr. Laikin's compensation. Mr. Laikin's total compensation, assuming all of his targets are met, is roughly double that of the next most highly compensated named executive officer. We believe this is justified because of his role as founder and leader of our organization. The differential is also consistent with the compensation analysis prepared by Hewitt and Associates.

In aggregate, the total compensation of named executive officers is at or slightly below the market median, with some individual variance around the median based upon job performance, skills, experience and length of tenure in position.

As part of its ongoing duties, the compensation committee continually reviews its use of tools, consultants and the composition of the comparator group to ensure that the overall data and analysis with which it works are both up to date and relevant.

Performance-based cash bonuses under our annual executive bonus plans

Our 2005 executive bonus plan was measured on a half-yearly basis and had both financial targets (income from continuing operations and return on invested capital) weighted, in the aggregate, at 70%, and strategic targets (several specific milestones associated with implementation of our long range business strategy), weighted, in the aggregate, at 30%. Although we failed to meet the financial targets for the first half of 2005, we did meet the strategic targets for that period. In addition, on February 6, 2006, the compensation committee determined that we had fully met or exceeded each of the financial and strategic targets for the second half of 2005. As a result, for 2005, our current named executive officers earned 65% of their targeted annual bonuses under the 2005 executive bonus plan, making the aggregate performance-based cash bonuses for these named executive officers for 2005 equal to $957,025 (after converting Mr. Thomlinson's bonus from Australian dollars to U.S. dollars using the exchange rate in effect on December 31, 2006, or 0.7886 Australian dollars to one U.S. dollar). All of these bonuses were paid by us in 2006.

In February 2006, the compensation committee also approved our 2006 executive bonus plan, which reduced the overall number of measures, extended the measurement timeframe from half-yearly to yearly, and adjusted the weighting of both the financial and strategic targets. We implemented these modifications to simplify the bonus plan while still driving overall performance.

The 2006 executive bonus plan had measures consisting of a financial target (income from continuing operations) weighted at 50% and strategic targets (several specific milestones associated with implementation of our long range business strategy) which, in aggregate, were also weighted at 50%. Under the 2006 executive bonus plan, the maximum target bonus established for Robert Laikin, our chief executive officer, was 100% of his 2006 base salary and the target bonus established for each of our other named executive officers was 50% of his respective 2006 base salary.

In determining the specific targets to incorporate into the 2006 executive bonus plan, we relied heavily on both our annual operating plan and our key strategic objectives. We believe that these objectives appropriately balanced shorter-term operational goals with long-term strategic directives and are attainable with "stretch efforts." In analyzing our executive compensation programs, we estimate that the milestones could be achieved approximately two-thirds of the time based upon recent company performance.

On February 8, 2007, the compensation committee determined that all of the performance targets under the 2006 executive bonus plan were achieved. Accordingly, each of the named executive officers received a cash bonus equal to his respective target bonus. In total, performance-based bonuses for named executive officers for 2006 equaled $1,765,452 (after converting Mr. Thomlinson's bonus from Australian dollars to U.S. dollars using the exchange rate in effect on December 31, 2006, or 0.7764 Australian dollars to one U.S. dollar). All of these bonuses were paid by us in 2007.

Discretionary cash-based bonuses

In February 2006, the committee approved discretionary cash bonuses for each of Messrs. Laikin, Boor, Fivel, Howell and Thomlinson for 2005 based on individual and overall performance. In total, discretionary bonuses paid to our named executive officers for 2005 totaled $2,316,874 (after converting Mr. Thomlinson's bonus from Australian dollars to U.S. dollars using the exchange rate in effect on December 31, 2006, or 0.7886 Australian dollars to one U.S. dollar). All of these discretionary bonuses for 2005 were paid by us in 2006.

The compensation committee did not grant any discretionary cash bonuses for any of our named executive officers for 2006.

Performance-based grants of equity compensation under our annual executive equity programs.

In 2005, our executive officers, including our chief executive officer, were granted performance-based restricted stock units and stock options under our 2004 Long-Term Incentive Plan in accordance with the terms of the 2005 executive equity program adopted by the compensation committee. These grants were subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we did not achieve certain pre-established performance goals. These performance goals, and the metrics associated with them, were the same as those used in determining the performance-based cash bonuses under our 2005 executive bonus plan discussed above. As a result, on February 6, 2006, the compensation committee determined that 65% of the restricted stock units and stock options granted as part of the 2005 executive equity program were earned by our executive officers as of such date and the balance were deemed forfeited. The restricted stock units and stock options that were deemed earned commenced vesting in three equal annual installments as of February 18, 2006, the first anniversary of their grant date.

On February 6, 2006, the compensation committee adopted our 2006 executive equity program and, in accordance with that program, granted performance-based restricted stock units under our 2004 Long-Term Incentive Plan to each of our executive officers, including our chief executive officer. These grants were subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we did not achieve the same pre-established performance goals that were used in determining the performance-based cash bonuses under our 2006 executive bonus plan discussed above.

Under the 2006 executive equity program, the number of restricted stock units that each named executive officer was granted, and was thus eligible to earn, was based on a percentage of his base salary, as follows: Mr. Laikin — 125% and for each of Messrs. Boor, Howell, Fivel, Thomlinson and Currie — 100%. The number of restricted stock units included in these grants was calculated for each named executive officer by dividing the dollar value of the applicable percentage of his base salary by the per share price of our common stock on February 6, 2006, the date of the contingent award.

On February 8, 2007, the compensation committee determined that all of the performance goals established by the 2006 Executive Equity Program had been satisfied and that all of the restricted stock units granted thereunder had thus been earned by our executive officers as of such date. These earned restricted stock units commenced vesting in three equal annual installments as of February 6, 2007, the first anniversary of their grant date.

On February 8, 2007, the compensation committee adopted our 2007 executive equity program and, in accordance with that program, granted performance-based restricted stock units under our 2004 Long-Term Incentive Plan to each of our executive officers, including our chief executive officer. The number of restricted stock units that each named executive officer was granted was based on the same percentage of his base salary as was used with respect to the 2006 executive equity program described above. These contingent awards are subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we do not achieve certain pre-established performance goals, including both a financial target (income from continuing operations) weighted at 50% and strategic targets (several specific milestones associated with implementation of our long range business strategy) also weighted, in the aggregate, at 50%. If any or all of the performance goals are not achieved, then the corresponding percentage of the restricted stock units granted will be forfeited.

Once they have been deemed earned and are no longer subject to forfeiture, all restricted stock units and stock options granted under our annual executive equity programs vest in three equal annual installments beginning with the first anniversary of their original grant, subject to, and in accordance with the terms of the 2004 Long-Term Incentive Plan and the restricted stock unit agreements or option agreements entered into between us and the grantees.

For 2006, all performance-based equity compensation for named executive officers was issued in the form of restricted stock units. Beginning in 2005, we began issuing restricted stock units in combination with stock options and restricted stock awards as part of our equity program. In prior years, we granted only stock options. In 2005, we began to change the form of equity compensation primarily because of the increased stock-based compensation expense associated with stock options and similar instruments under Statement of Financial Accounting Standards

No. 123, "Share-Based Payment (revised 2004)," commonly referred to as FAS 123R. This accounting standard, which we adopted as of January 1, 2006, requires us to record as compensation expense the grant date fair value of a stock option over the vesting period of the option (requisite service period). Further, the use of restricted stock units results in less immediate dilution than we would experience if we were to grant stock options or a combination of the two forms of equity. We also chose to favor restricted stock units instead of restricted stock because restricted stock units do not require the issuance of common stock unless or until the shares are vested.

Discretionary grants of equity compensation. In 2006, in addition to performance-based grants of equity compensation issued under our 2004 Long-Term Incentive Plan as part of the 2006 executive equity program, the compensation committee recommended, and the board of directors approved, discretionary grants of equity compensation under our 2004 Long-Term Incentive Plan to certain of our named executive officers. These discretionary grants were unrelated to the performance milestones specified in the 2006 executive equity program.

Based on our peer group review, the $1.5 million total cash compensation package for Mr. Laikin at the target level was close to the 55th percentile for chief executive officer compensation. However, the $2,437,500 total compensation package for Mr. Laikin was only at the 42nd percentile for chief executive officer compensation, due to long-term incentive compensation which, at target, is well below the market median. The compensation committee determined that an additional discretionary award of restricted stock was appropriate to retain and motivate Mr. Laikin and to reward him for his continued leadership, industry knowledge and business development skills. As a founder of the company, the compensation committee recognized that Mr. Laikin's vision and drive were essential to our future success and could not easily be replaced. Thus, the compensation committee recommended, and on February 6, 2006 our board of directors approved, a discretionary grant of 12,000 shares of restricted stock for Mr. Laikin, one-third of which shares vest on each of the fourth, fifth, and sixth anniversaries of the grant. This discretionary grant was valued at $221,040, based on the per-share price on the date of grant.

The compensation committee also recommended, and, on February 6, 2006, our board of directors approved, a discretionary grant of 6,000 restricted stock units for Mr. Thomlinson, all of which vest on the fifth anniversary of the date of grant. The compensation committee determined to make this grant to Mr. Thomlinson based in part on his performance in 2005 and the compensation committee's desire to retain and motivate him. Mr. Thomlinson's discretionary grant was valued at $110,520, based on the per-share price on the date of grant.

On February 8, 2007, the compensation committee also recommended, and the board approved, a discretionary grant of 20,000 restricted stock units to Mr. Howell, all of which vest on the third anniversary of the date of grant. This grant was made to reflect the superior performance of Mr. Howell for 2006 and to further enhance his long-term retention.

The number of restricted stock units issued under an award equals the total dollar value of that restricted stock unit grant divided by the fair market value of a share of our common stock on the date of grant. Fair market value is determined by reference to the closing price of our common stock on the relevant valuation date. Generally, for purposes of an initial grant of equity-based compensation, the date of grant is the later of the date the compensation committee approved the grant or the employee's hire date. For all other purposes, the date of grant is on or after the date the compensation committee approves the grant.

Initial equity grant upon being hired or appointed a named executive officer. Only one named executive officer, Mr. Currie, was awarded an initial grant during 2006. Mr. Currie was awarded 120,000 restricted shares of stock when he joined us in January 2006. These shares vest equally over eight years from the initial date of grant. The number of shares was determined based upon overall market data provided by Hewitt and Associates and in comparison to Mr. Currie's peers within Brightpoint. Further, the initial package for Mr. Currie was designed in part to recognize Mr. Currie's controlling interest in Persequor, a business that was acquired by us as part of a larger transaction in February 2006 and for which Mr. Currie receives no continued remuneration.

Post-termination compensation

Post-retirement compensation. All U.S.-based named executive officers are eligible to participate in our ERISA-qualified 401(k) Plan and to receive a company match, subject to plan requirements and contribution limits established by the IRS. The 401(k) Plan provides a matching benefit of $0.50 per each dollar invested to a maximum of six percent of base salary, subject to these limitations. In 2005 and 2006, named executive officers and other "highly compensated employees" as defined by the IRS were subject to contribution and matching limitations based upon required annual non-discrimination testing. During 2006, the named executive officers were allowed to contribute $51,669 to the 401(k) Plan and receive a matching contribution from us of $25,835.

In addition, on April 7, 2005, we entered into Supplemental Executive Retirement Plan agreements, referred to as SERP agreements, with each of Robert Laikin, Mark Howell and Steven Fivel, and, on January 19, 2006, we amended and restated these SERP agreements effective as of April 7, 2005. The amended and restated SERP agreements provide that we will implement a supplemental retirement benefit providing each of Messrs. Laikin, Howell and Fivel with an additional payment. The payments under the amended and restated SERP agreements will be made on an annual basis beginning on the later of the individual's termination date, or the attainment of age 50, 53 or 55 for Messrs. Laikin, Howell or Fivel, respectively, for a period of ten years or until such individual's death, if earlier. If the executive's employment is terminated, other than for "cause," we are required to pay the benefit to him commencing on the later of the date of termination, as set forth in the applicable employment agreement, or Mr. Laikin's reaching of age 50, Mr. Howell's reaching of age 53 or Mr. Fivel's reaching of age 55. The benefit is an annual payment equal to a certain percentage of average base salary and bonus based on the final five years of work, with such percentage not to exceed 50% and subject to caps on the amount of the annual benefits payable, referred to as the "cap amount." If Messrs. Laikin, Howell or Fivel is terminated for cause, then the benefit would not commence for that executive until he reached the age of 62.

Assuming annual salary increases of 5% per year, the anticipated payments pursuant to the amended and restated SERP agreements would reach the cap amount and would be paid in approximately the following amounts: $500,000 per year to Mr. Laikin commencing at age 50; $344,000 per year to Mr. Howell commencing at age 53; and $229,000 per year to Mr. Fivel commencing at age 55, in each case for a period of ten years or until such individual's death, if earlier. Payment under the amended and restated SERP agreements is contingent upon termination of service.

Change of control agreements; severance arrangements. We have entered into employment agreements with each of our named executive officers, which are described below under "–Employment agreements with named executive officers." Under these employment agreements, all of our named executive officers are entitled to severance payments upon the termination of their employment under certain circumstances, including in each case, in the event we terminate their employment in breach of the employment agreement (other than for cause or disability) after a change of control. In addition, some of the agreements with our named executive officers provide for accelerated vesting of their stock options and/or restricted stock awards upon the termination of their employment under certain circumstances.

Each of Messrs. Laikin, Howell and Fivel are entitled to a lump sum severance payment equal to the greater of (a) a designated dollar amount and (b) in the case of Messrs. Laikin and Howell, five times, and in the case of Mr. Fivel, three times, the aggregate salary, bonus and value of any perquisites received by him during the 12 months prior to the termination of his employment, in the event that, prior to and not as a result of a change of control, his employment is terminated, either by him with "good reason" or by us other than for disability or "cause," or in the event that, within 12 months after a change of control, his employment is terminated by him without good reason. Each of them is entitled to a higher lump sum severance payment, i.e., an amount equal to a multiple (two times the multiple used for his standard severance amount) of the aggregate salary, bonus, value of any perquisites and value of any stock options received by him during the 12 months prior to the termination of his employment, if his employment is terminated either by him with good reason or by us other than for disability or cause, in each case, after or as a result of a change of control. Notwithstanding the foregoing, each of their employment agreements places a cap on the total severance amount the executive can receive under the agreement. In addition to their lump sum severance payments, each of their agreements provides that the executive's stock options become immediately exercisable for up to 180 days and his restricted stock awards immediately vest in the event the executive terminates his employment with good reason or we terminate his employment in breach of the agreement (other than for disability or cause) or in the event a change of control occurs.

Mr. Boor is entitled to a lump sum severance payment equal to 2.99 times the salary he received during the 12 months prior to the termination of his employment in the event that we, at any time, terminate his employment (other than for cause or disability) in breach of his employment agreement or he, at any time, terminates his employment agreement with good reason or, within 12 months after a change of control, terminates his employment without good reason. In addition, upon a change of control his stock options become immediately exercisable for a period of up to 180 days. Each of Messrs. Currie and Thomlinson is entitled to a lump sum severance payment equal to three times the salary he received during the 12 months prior to the termination of his employment, subject to a designated severance cap, if we terminate his employment (other than for death, disability or cause) in breach of his employment agreement following a change of control. Additionally, Mr. Currie is entitled to statutory severance payments under the law of the United Arab Emirates, and such amounts do not reduce the severance amounts under his employment agreement.

Other benefits

During 2006, our named executive officers received, to varying degrees, a limited amount of other benefits that we paid on their behalf or for which we provided reimbursement. These benefits included the following:

- *payments of life insurance premiums.* We continued to provide all U.S.-based named executive officers and other executives with a group life insurance plan at no cost. The life insurance plan provides a benefit of two times the executive's annual base salary up to a maximum of $400,000 in the event of the death of the plan participant. This plan also provides an accidental death and dismemberment benefit with a maximum possible benefit equal to that of the life insurance benefit;

- *payments of long-term disability insurance premiums.* We continued to provide all of our U.S.-based named executive officers, other U.S.-based executives and other key employees with a group long-term disability plan that provides a benefit in the event of the plan participant's disability equal to two-thirds of the participant's pre-disability income, up to a maximum of $12,000 per month;

- *employer contributions toward group medical insurance.* We continued to provide all of our U.S.-based named executive officers and other U.S.-based executives and employees with a group medical insurance program that provides both preventive and catastrophic benefits. Benefits offered to employees outside of the United States vary by local practice and statutory requirements in each of the jurisdictions in which we operate; and

- *perquisites.* We generally do not offer perquisites to our named executive officers. At the time of our acquisition of Persequor Limited, however, we acquired a legacy program through which all employees, including Mr. Currie, one of our named executive officers, received housing advances in accordance with local custom in Dubai. We stopped the practice of allowing Mr. Currie to participate in this program. As of the date of this Report, Mr. Currie has repaid to us all amounts he received under this program.

Policy on tax matters

Section 162(m). Our policy is to maximize the tax deductibility of compensation paid to our most highly compensated executives under Section 162(m) of the Internal Revenue Code and related regulations. Our stockholders have approved our 2004 Long-Term Incentive Plan. We may, however, authorize payments to our named executive officers that may not be fully deductible if we believe such payments are in our stockholders' interests. The performance-based restricted stock unit awards have been structured to qualify as performance-based compensation exempt from the limitations on deductibility imposed by Section 162(m).

Sections 280G and 4999. The employment agreements for Messrs. Laikin, Howell, Fivel and Boor provide for tax protection on severance payments resulting from a change of control in the form of a gross up payment to reimburse the executive for any excise tax under Internal Revenue Code Section 4999 as well as any additional income and employment taxes resulting from such reimbursement. Code Section 4999 imposes a 20% non-deductible excise tax on the recipient of an "excess parachute payment" and Code Section 280G disallows the tax deduction to the payor of any amount of an excess parachute payment that is contingent on a change of control. A payment as a result of a change of control must exceed three times the executive's base amount in order to be considered an excess parachute payment, and then the excise tax is imposed on the parachute payments that exceed the executive's base amount. The intent of the tax gross-up is to provide a benefit without a tax penalty to our executives who are displaced in the event of a change of control. We believe the provision of tax protection for excess parachute payments for our executive officers is consistent with market practice, is a valuable executive talent retention incentive, and is consistent with the objectives of our overall executive compensation program.

Report of compensation committee on compensation analysis and discussion

The information contained in this Compensation and Human Resources Committee Report is not "soliciting material" and has not been "filed" with the Securities and Exchange Commission. This report will not be incorporated by reference into any of our future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we may specifically incorporate it by reference into a future filing.

The compensation and human resources committee has reviewed and discussed the section in this Annual Report on Form 10-K entitled "Executive Officers — Compensation discussion and analysis" with Brightpoint's management. Based on this review and these discussions, the compensation and human resources committee recommended to Brightpoint's board of directors that this "Compensation discussion and analysis" section be included in Brightpoint's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

COMPENSATION AND HUMAN RESOURCES COMMITTEE
Eliza Hermann, Chairman
Stephen H. Simon
Jerre L. Stead
Robert F. Wagner

2006 summary compensation table

The following table discloses for the fiscal year ended December 31, 2006 the compensation for the person who served as our chief executive officer, the person who served as our chief financial officer and our four most highly compensated executive officers other than our chief executive officer and chief financial officer for our fiscal year ended December 31, 2006.

Name	Year	Base salary	Stock awards (1)	Option awards (2)	Non-equity incentive plan compensation (3)	Change in pension value and non-qualified deferred compensation earnings (4)	All other compensation (5)	Total
Robert J. Laikin Chairman of the Board and Chief Executive Officer	2006	$ 750,000	$ 888,301	$ 265,324	$ 750,000	$ 154,686	$ 8,112	$ 2,816,423
J. Mark Howell President	2006	$ 455,000	$ 423,288	$ 132,775	$ 227,500	$ 63,288	$ 8,112	$ 1,309,963
Anthony W. Boor Executive Vice President, Chief Financial Officer and Treasurer	2006	$ 350,000	$ 159,863	$ 42,347	$ 175,000	—	$ 7,972	$ 735,182
Steven E. Fivel Executive Vice President, General Counsel and Secretary	2006	$ 360,000	$ 265,385	$ 123,295	$ 180,000	$ 55,081	$ 8,112	$ 991,873
R. Bruce Thomlinson (6) President, Asia Pacific	2006	$ 465,905	$ 308,155	$ 132,775	$ 232,952	—	$ 9,895	$ 1,149,682
John Alexander Du Plessis Currie President, Emerging Markets	2006	$ 400,000	$ 419,644	—	$ 200,000	—	$ 253,011(7)	$ 1,272,655

(1) Represents the dollar amounts recognized for financial statement reporting purposes in fiscal 2006 with respect to shares of restricted stock and restricted stock units, as determined based on a calculation pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"). Please refer to Note 2 to our consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2006 for the relevant assumptions related to the calculation of such value.

(2) Represents the dollar amounts recognized for financial statement reporting purposes in fiscal 2006 with respect to options, as determined based on a calculation pursuant to SFAS 123R. Please refer to Note 2 to our consolidated financial statements filed with our Annual Report on Form 10-K for the year ended December 31, 2006 for the relevant assumptions related to the calculation of such value.

(3) Represents performance-based cash bonuses paid in 2007 that were earned in 2006 under our 2006 executive bonus plan. All of the bonus metrics were achieved for 2006. In accordance with the plan, Mr. Laikin received a bonus payment equal to 100% of his 2006 base salary and the other named executive officers each received a bonus payment equal to 50% of his respective 2006 base salary.

(4) Figure is present value of SERP benefit as calculated by Mercer Human Resources Consulting. Retirement is assumed to occur at the plan's unreduced retirement age of 62 and paid in the form of a temporary life annuity for not more than ten years. The present values for December 31, 2006 were determined using a discount rate of 5.75%.

(5) Includes life and long-term disability insurance premiums paid by us and 401(k) matches or statutory superannuation payments made by us.

(6) Mr. Thomlinson is paid in Australian dollars. The amounts paid to him are reported in this table in U.S. dollars and were calculated based on the exchange rate of 0.7886 Australian dollars to one U.S. dollar in effect on December 31, 2006.

(7) Includes $248,197 representing the total accrued value of a gratuity program in which Mr. Currie participates in accordance with the laws of the United Arab Emirates, whereby upon his termination he will be entitled to a benefit that reflects his salary and years of service in the United Arab Emirates.

2006 grants of plan-based awards

The following table discloses for the periods presented the grants of awards made to the named executive officers during our fiscal year ended December 31, 2006 under any of our plans:

		Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares or stock or units
Name	Grant date	Threshold	Target[1]	Maximum	Threshold	Target[1]	Maximum	
Robert J. Laikin	02/06/06	n/a	$ 750,000	n/a	n/a	$ 937,500	n/a	12,000
J. Mark Howell	02/06/06	n/a	$ 227,500	n/a	n/a	$ 455,000	n/a	—
Anthony W. Boor	02/06/06	n/a	$ 175,000	n/a	n/a	$ 350,000	n/a	—
Steven E. Fivel	02/06/06	n/a	$ 180,000	n/a	n/a	$ 360,000	n/a	—
R. Bruce Thomlinson	02/06/06	n/a	$ 232,952	n/a	n/a	$ 465,905	n/a	6,000
John Alexander Du Plessis Currie	02/23/06	n/a	$ 200,000	n/a	n/a	$ 400,000	n/a	—[2]

(1) The targeted cash bonuses under our 2006 executive bonus plan were 100% of base salary for Mr. Laikin and 50% of base salary for each of the other named executive officers. The targeted equity bonuses under our 2006 executive equity program administered under our 2004 Long-Term Incentive Plan were 125% of base salary for Mr. Laikin and 100% of base salary for each of the other named executive officers.

(2) Does not include 120,000 shares of our unregistered common stock awarded to Mr. Currie on February 23, 2006 as a material inducement to his employment, which vest as to 1/8th of the shares on each of the first eight anniversaries of the date of grant, subject to the terms and conditions of a restricted stock agreement between the Registrant and Currie. The award was made outside of the Registrant's 2004 Long-Term Incentive Plan in accordance with NASDAQ Marketplace Rule 4350(i)(1)(A)(iv).

NARRATIVE TO SUMMARY COMPENSATION TABLE AND PLAN-BASED AWARDS TABLE

Employment agreements with named executive officers

Certain defined terms

We have entered into employment agreements with each of our named executive officers, all of which are described below. When used in those agreements, the following terms (except as described below with respect to the use of the term "cause" in the agreements of Messrs. Thomlinson and Currie) have the following meanings:

"Good reason" is defined as:

- any limitation upon or change to the employee's duties or reporting obligations,
- any failure by us to comply with our material obligations under the employment agreement, or
- the failure of any successor to our business to assume the employment agreement upon succession.

A "change of control" shall be deemed to occur, unless previously consented to in writing by the respective employee, upon the occurrence of any of the following:

- individuals who as of the date of the agreement constituted our then current board of directors cease to constitute a majority of our board;
- subject to certain specified exceptions, the acquisition, by any person or entity not affiliated with the respective employee or us, of beneficial ownership of 15% or more of our voting securities;

- the commencement of a proxy contest against management for the election of a majority of our board of directors if the group conducting the proxy contest owns, has or gains the power to vote at least 15% of our voting securities;

- the consummation under certain conditions by us of a reorganization, merger or consolidation or sale of all or substantially all of our assets to any person or entity not affiliated with the respective employee or us; or

- our complete liquidation or dissolution.

"Cause" is defined as

- the willful and continuous failure of the employee to substantially perform his required duties,

- the employee's willful criminal misconduct (including embezzlement and criminal fraud) that is materially injurious to us, or

- the conviction of the employee of a felony.

Under our employment agreements with Messrs. Thomlinson and Currie, "cause" is defined as follows:

- the employee's failure to perform any or all of his duties under the employment agreement after reasonable notice from us to him to rectify any such failure;

- the employee's engagement in misconduct that is detrimental or injurious to us, monetarily or otherwise;

- the employee being charged with an indictable offense; or

- the employee's violation of our policies and procedures.

Messrs. Laikin's and Howell's agreements

We have entered into five-year "evergreen" employment agreements with each of Messrs. Laikin and Howell, which are automatically renewable for successive one-year periods and provided for an annual base compensation in 2006 of $750,000 and $455,000, respectively, and such bonuses as our board of directors may from time to time determine. If we provide the employee with notice of non-renewal or that we desire to terminate the agreement without cause, there is a final five-year term commencing on the date of such notice. The employment agreements provide for employment on a full-time basis and contain a provision that the employee will not compete or engage in a business competitive with our business during the term of the employment agreement and for a period of two years thereafter.

The employment agreements also provide for severance payments if the employee's employment is terminated

- by him, without good reason, within 12 months after a change of control,

- by him, for good reason, prior to and not as a result of a change of control, or

- by us, other than for disability or cause, prior to and not as a result of a change of control,

equal to (subject to a severance cap of $9.0 million with respect to Mr. Laikin and $4.5 million with respect to Mr. Howell) the greater of (a) $2.25 million for Mr. Laikin and $1.625 million for Mr. Howell and (b) five times the total compensation (including salary, bonus and the value of all perquisites) received from us during the twelve months prior to the date of termination. If after, or as a result of, a change of control, the employee's employment is terminated either by the employee for good reason or by us other than for disability or cause, the employee will be entitled to receive severance pay (subject to the respective severance cap) equal to ten times the total compensation (including salary, bonus, the value of all perquisites and the value of all stock options granted to the employee) received from us during the twelve months prior to the date of termination. In addition, the vesting of all options and

2004 Long-Term Incentive Plan

The equity component of our executive compensation program is derived from our 2004 Long-Term Incentive Plan, which is administered by the compensation committee. Currently our incentive plan enables the compensation committee to grant to our employees, including our named executive officers, the employees of our subsidiaries, our directors, our consultants and other persons who are expected to contribute to our success, the following types of equity awards under the plan:

- non-qualified incentive stock options,
- performance units;
- restricted stock;
- deferred stock; and
- other stock-based awards (which includes restricted stock units).

Prior to 2005, all performance-based equity compensation for named executive officers was issued in the form of stock options. Beginning in 2005, we began issuing restricted stock units in combination with stock options and restricted stock awards as part of our equity program, primarily because of the increased stock-based compensation expense associated with stock options and similar instruments under FAS 123R. In 2006, all of our performance-based equity compensation was issued under our 2004 Long-Term Incentive Plan in the form of restricted stock units.

No participant may be granted awards under the plan relating to more than 2,025,000 shares of our common stock in the aggregate, in any year. Additionally, the number of shares that are subject to non-option awards under the plan cannot exceed 2,025,000 shares of our common stock in the aggregate. The total number of shares reserved and available for distribution under the incentive plan was originally set at 4,050,000 shares. As of December 31, 2006, a total of 2,076,456 of such shares had been issued or were the subject of outstanding awards and 1,973,544 were available for future award grants. Of such 2,076,456 that had been issued or were the subject to outstanding awards, 455,866 were issued or outstanding under option based awards and 1,620,590 were issued or outstanding under non-option based awards.

The 2004 Long-Term incentive Plan is administered by the compensation committee of our board. The compensation committee determine the time(s) at which the grants will be awarded, selects the officers or others to receive the grants and determines the number of shares covered by each grant, as well as the purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms and conditions. The board has delegated authority to our chief executive officer to grant up to approximately 607,500 awards under the plan per each calendar year to non-officer employees.

2005 executive equity program

In connection with administration of our 2004 Long-Term Incentive Plan, and in furtherance of the goals of that plan, the compensation committee adopted our 2005 executive equity program in February 2005. As part of that program, the committee granted performance-based restricted stock units and stock options under our 2004 Long-Term Incentive Plan to each of our executive officers, including our chief executive officer. These grants were subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we did not achieve certain pre-established performance targets, including both financial targets (income from continuing operations and return on invested capital), weighted at 70%, and strategic targets approved by the compensation committee, weighted, in the aggregate, at 30%. Although we failed to meet the financial targets for the first half of 2005, we did meet the strategic targets for that period. In addition, in February 2006, the compensation committee determined that we had fully met or exceeded each of the financial and strategic targets for the second half of 2005. Based on the foregoing, 65% of the grants made as part of the 2005 executive equity program were deemed earned by our executive officers. These earned grants commenced vesting in three equal annual installments as of February 18, 2006, the first anniversary of their grant date.

- the commencement of a proxy contest against management for the election of a majority of our board of directors if the group conducting the proxy contest owns, has or gains the power to vote at least 15% of our voting securities;
- the consummation under certain conditions by us of a reorganization, merger or consolidation or sale of all or substantially all of our assets to any person or entity not affiliated with the respective employee or us; or
- our complete liquidation or dissolution.

"Cause" is defined as:

- the willful and continuous failure of the employee to substantially perform his required duties,
- the employee's willful criminal misconduct (including embezzlement and criminal fraud) that is materially injurious to us, or
- the conviction of the employee of a felony.

Under our employment agreements with Messrs. Thomlinson and Currie, "cause" is defined as follows:

- the employee's failure to perform any or all of his duties under the employment agreement after reasonable notice from us to him to rectify any such failure;
- the employee's engagement in misconduct that is detrimental or injurious to us, monetarily or otherwise;
- the employee being charged with an indictable offense; or
- the employee's violation of our policies and procedures.

Messrs. Laikin's and Howell's agreements

We have entered into five-year "evergreen" employment agreements with each of Messrs. Laikin and Howell, which are automatically renewable for successive one-year periods and provided for an annual base compensation in 2006 of $750,000 and $455,000, respectively, and such bonuses as our board of directors may from time to time determine. If we provide the employee with notice of non-renewal or that we desire to terminate the agreement without cause, there is a final five-year term commencing on the date of such notice. The employment agreements provide for employment on a full-time basis and contain a provision that the employee will not compete or engage in a business competitive with our business during the term of the employment agreement and for a period of two years thereafter.

The employment agreements also provide for severance payments if the employee's employment is terminated

- by him, without good reason, within 12 months after a change of control,
- by him, for good reason, prior to and not as a result of a change of control, or
- by us, other than for disability or cause, prior to and not as a result of a change of control,

equal to (subject to a severance cap of $9.0 million with respect to Mr. Laikin and $4.5 million with respect to Mr. Howell) the greater of (a) $2.25 million for Mr. Laikin and $1.625 million for Mr. Howell and (b) five times the total compensation (including salary, bonus and the value of all perquisites) received from us during the twelve months prior to the date of termination. If after, or as a result of, a change of control, the employee's employment is terminated either by the employee for good reason or by us other than for disability or cause, the employee will be entitled to receive severance pay (subject to the respective severance cap) equal to ten times the total compensation (including salary, bonus, the value of all perquisites and the value of all stock options granted to the employee) received from us during the twelve months prior to the date of termination. In addition, the vesting of all options and restricted stock award granted to the employee will be accelerated, so that the options become immediately exercisable and remain exercisable until the earlier of (a) 180 days from the date of the employee's termination and (b) the expiration of the stock option, and all restricted stock awards immediately vest, when and if (i) a change of control occurs, (ii) we, in breach of the agreement, terminate the employee's employment other than for disability or cause, or (iii) the employee terminates his employment for good reason.

Mr. Boor's agreement

We also entered into a three-year "evergreen" employment agreement with Mr. Boor which is automatically renewable for successive one-year periods and provided for an annual base compensation in 2006 of $325,000 and such bonuses as our board of directors or the compensation committee of the board may from time to time determine. The employment agreement provides for employment on a full-time basis and contains a provision that Mr. Boor will not compete or engage in a business competitive with our business during the term of the employment agreement and for a period of two years thereafter. If Mr. Boor's employment is terminated by him for good reason or within 12 months after a change of control or by us other than for disability or cause, Mr. Boor will be entitled to receive severance pay equal to 2.99 times his annual base compensation (excluding any bonus and the value of all perquisites) received from us during the twelve months prior to the date of termination.

In addition, the vesting of all options granted to Mr. Boor will be accelerated, so that the options become immediately exercisable and remain exercisable until the earlier of (a) 180 days from the date his employment is terminated and (b) the expiration of the stock option, when and if a change of control occurs.

Mr. Fivel's Agreement

We have entered into a three-year "evergreen" employment agreement with Mr. Fivel, which is automatically renewable for successive one-year periods and provided for an annual base compensation in 2006 of $360,000 and such bonuses as our board of directors may from time to time determine. If we provide Mr. Fivel with notice of non-renewal or that we desire to terminate the agreement without cause, there is a final three-year term commencing on the date of such notice. Otherwise, the employment agreement provides substantially the same terms as the employment agreements for Messrs. Laikin and Howell, except that if Mr. Fivel's employment is terminated:

- by him, without good reason, within 12 months after a change of control,
- by him, for good reason, prior to and not as a result of a change of control, or
- by us, other than for disability or cause, prior to and not as a result of a change of control,

he will be entitled to receive (subject to a $2.25 million severance cap) the greater of (a) $825,000 and (b) three times the total compensation (including salary, bonus and the value of all perquisites) he received from us during the twelve months prior to the date of his termination. If after, or as a result of a change of control, Mr. Fivel's employment is terminated either by him for good reason or by us other than for disability or cause, Mr. Fivel will be entitled to receive severance pay (subject to the foregoing severance cap) equal to six times the compensation (including, salary, bonus, and the value of all perquisites and the value of all stock options granted to him) received or earned by him from us during the twelve months prior to the date of termination.

In addition, the vesting of all options and restricted stock awards granted to Mr. Fivel will be accelerated, so that the options become immediately exercisable and remain exercisable until the earlier of (a) 180 days from the date of his termination and (b) the expiration of the stock option, and all restricted stock awards immediately vest, when and if (i) a change of control occurs, (ii) we, in breach of the agreement, terminate his employment other than for disability or cause, or (iii) Mr. Fivel terminates his employment for good reason.

Mr. Thomlinson's agreement

We also entered into a five-year employment agreement with Mr. Thomlinson, which, as renewed, currently extends through December 31, 2007. Pursuant to that agreement, he had an annual base compensation in 2006 of $465,905 (after converting his salary from Australian dollars to U.S. dollars using the exchange rate in effect on December 31,

2006, or 0.7886 Australian dollars to one U.S. dollar) and such bonuses as our board of directors or the compensation committee of the board may from time to time determine. The employment agreement provides for employment on a full-time basis and contains a provision that Mr. Thomlinson will not compete in a business competitive with our business during the term of the employment agreement and for a period of one year thereafter. The employment agreement also provides that if Mr. Thomlinson's employment is terminated by us other than for death, disability or cause, prior to and not as a result of a change of control, then Mr. Thomlinson is entitled to a termination payment equal to the aggregate emoluments (defined as base salary, bonus and the value of all perquisites, but excluding the value of any equity) he received for the 12-month period ending on the date of termination. If Mr. Thomlinson is terminated other than for death, disability or cause, in breach of this agreement and upon a change of control, we shall pay Mr. Thomlinson a lump sum severance amount on the tenth day following the date of termination, equal to three times the salary (inclusive of statutory superannuation) received or earned by Mr. Thomlinson under the agreement during the twelve months prior to the termination date (subject to a severance cap of approximately $1,041,579 U.S. dollars).

Mr. Currie's agreement

We have entered into a three-year employment contract with Mr. Currie, which is automatically renewable for a one-year period and provided for an annual base compensation in 2006 of $400,000 and such bonuses as our board of directors or the compensation committee of the board may from time to time determine. The employment agreement provides for employment on a full-time basis and contains a provision that Mr. Currie will not compete in a business competitive with our business during the term of the employment agreement and for a period of one year thereafter. The employment agreement also provides that if Mr. Currie's employment is terminated by us, other than for death, disability or cause, in breach of this agreement prior to and not as a result of a change of control, then Mr. Currie is entitled to a termination payment equal to the aggregate emoluments (defined as base salary, bonus and the value of all perquisites, but excluding the value of any equity) he received for the 12-month period ending on the date of termination. If Mr. Currie is terminated other than for death, disability or cause, in breach of this agreement and upon a change of control, we shall pay Mr. Currie a lump sum severance amount on the tenth day following the date of termination, equal to three times the salary received or earned by Mr. Currie under the agreement during the twelve months prior to the termination date (subject to a severance cap of $1.0 million, provided that this maximum amount shall not include statutory entitlements). If Mr. Currie's employment is terminated for heightened cause, defined in his agreement as being convicted of, or entering a guilty or no contest plea to (i) a crime constituting a felony under the laws of the United States of America that is related to our business or Mr. Currie's employment with us, or (ii) actual or attempted theft, fraud, embezzlement or willful misappropriation of funds against us, then Mr. Currie will forfeit the 120,000 shares of our unregistered common stock awarded to him on February 23, 2006 as a material inducement to his employment.

Executive equity program and bonus plans

General

Our compensation programs are intended to provide executives with a compensation cash base salary and the opportunity to earn above average compensation through variable components (cash and equity) when performance warrants. Our current compensation program provides Mr. Laikin with a base salary equivalent to 30% of his total compensation target and all other named executive officers with a base salary equivalent to 40% of their total compensation targets. We believe that this mix is appropriate and drives the appropriate performance among our executive officers.

Generally our compensation committee establishes both an equity-based executive bonus program, which is tied into our 2004 Long-Term Incentive Plan, and a cash-based executive bonus program in February of each year. At the time these programs are established, the compensation committee also specifies the target bonus amounts for each executive, as well as designated performance goals for Brightpoint for that year. Our actual performance for the year will then be measured against the targeted performance goals for purposes of determining how much of the targeted bonus amount will be earned by the executive.

2004 Long-Term Incentive Plan

The equity component of our executive compensation program is derived from our 2004 Long-Term Incentive Plan, which is administered by the compensation committee. Currently our incentive plan enables the compensation committee to grant to our employees, including our named executive officers, the employees of our subsidiaries, our directors, our consultants and other persons who are expected to contribute to our success, the following types of equity awards under the plan:

- non-qualified incentive stock options,
- performance units;
- restricted stock;
- deferred stock; and
- other stock-based awards (which includes restricted stock units).

Prior to 2005, all performance-based equity compensation for named executive officers was issued in the form of stock options. Beginning in 2005, we began issuing restricted stock units in combination with stock options and restricted stock awards as part of our equity program, primarily because of the increased stock-based compensation expense associated with stock options and similar instruments under FAS 123R. In 2006, all of our performance-based equity compensation was issued under our 2004 Long-Term Incentive Plan in the form of restricted stock units.

No participant may be granted awards under the plan relating to more than 2,025,000 shares of our common stock in the aggregate, in any year. Additionally, the number of shares that are subject to non-option awards under the plan cannot exceed 2,025,000 shares of our common stock in the aggregate. The total number of shares reserved and available for distribution under the incentive plan was originally set at 4,050,000 shares. As of December 31, 2006, a total of 2,076,456 of such shares had been issued or were the subject of outstanding awards and 1,973,544 were available for future award grants. Of such 2,076,456 that had been issued or were the subject to outstanding awards, 455,866 were issued or outstanding under option based awards and 1,620,590 were issued or outstanding under non-option based awards.

The 2004 Long Term incentive Plan is administered by the compensation committee of our board. The compensation committee determine the time(s) at which the grants will be awarded, selects the officers or others to receive the grants and determines the number of shares covered by each grant, as well as the purchase price, time of exercise (not to exceed ten years from the date of the grant) and other terms and conditions. The board has delegated authority to our chief executive officer to grant up to approximately 607,500 awards under the plan per each calendar year to non-officer employees.

2005 executive equity program

In connection with administration of our 2004 Long-Term Incentive Plan, and in furtherance of the goals of that plan, the compensation committee adopted our 2005 executive equity program in February 2005. As part of that program, the committee granted performance-based restricted stock units and stock options under our 2004 Long-Term Incentive Plan to each of our executive officers, including our chief executive officer. These grants were subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we did not achieve certain pre-established performance targets, including both financial targets (income from continuing operations and return on invested capital), weighted at 70%, and strategic targets approved by the compensation committee, weighted, in the aggregate, at 30%. Although we failed to meet the financial targets for the first half of 2005, we did meet the strategic targets for that period. In addition, in February 2006, the compensation committee determined that we had fully met or exceeded each of the financial and strategic targets for the second half of 2005. Based on the foregoing, 65% of the grants made as part of the 2005 executive equity program were deemed earned by our executive officers. These earned grants commenced vesting in three equal annual installments as of February 18, 2006, the first anniversary of their grant date.

2006 executive equity program and bonus plan

In February 2006, the compensation committee adopted our 2006 executive equity program and, as part of that program, granted performance-based restricted stock units under our 2004 Long-Term Incentive Plan to each of our executive officers, including our chief executive officer. These grants were subject to forfeiture, in whole or in part, prior to the first anniversary of the grant if we did not achieve certain pre-established performance targets, including both a financial target (income from continuing operations), weighted at 50%, and strategic targets approved by the compensation committee, also weighted, in the aggregate, at 50%. Our performance, when measured against the foregoing performance targets, resulted in the satisfaction of all of the performance targets for 2006. As a result, all of the grants made as part of the 2006 executive equity program were earned by our executive officers. These earned grants commenced vesting in three equal annual installments commencing as of February 6, 2007, the first anniversary of their grant date.

The compensation committee also established a 2006 cash award bonus program for our executive officers, referred to as the 2006 executive bonus plan, which was based upon the pre-established performance targets set forth in our 2006 executive equity program. Under the 2006 executive bonus plan, the target bonus established for Robert Laikin, our chief executive officer, was 100% of his 2006 base salary and the target bonus established for each of our other named executive officers was 50% of his respective 2006 base salary. Based upon our performance for 2006 as measured against these previously approved performance targets, the compensation committee determined that all of the performance objectives were earned and each executive was eligible to receive all of his targeted bonus. Our compensation committee did not grant any discretionary bonuses for any of the named executive officers for 2006.

Outstanding equity awards at 2006 fiscal year-end

The following table discloses, for each named executive officer, his unexercised options and unvested stock and equity incentive plan awards outstanding as of our fiscal year ended December 31, 2006:

	Option Awards				Stock Awards			
	Number of securities underlying options (#)							
Name	Exercisable	Un-exercisable	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested (#)	Equity incentive plan awards: number of unearned shares or units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares or units or other rights that have not vested ($)
Robert J. Laikin............	—	90,000 (1)	$ 6.51	02/20/09	573,880 (5)	$ 7,718,686	50,882 (11)	$ 684,363
	30,011	60,021 (2)	$ 6.78	02/18/10	—	—	—	—
J. Mark Howell.............	—	45,000 (1)	$ 6.51	02/20/09	280,881 (6)	$ 3,777,849	24,694 (11)	$ 332,134
	15,035	30,069 (2)	$ 6.78	02/18/10	—	—	—	—
Anthony W. Boor..........	5,400	2,700 (3)	$ 8.03	01/23/09	22,500 (7)	$ 302,625	18,996 (11)	$ 255,496
	9,000	18,000 (4)	$ 7.48	02/07/10	—	—	—	—
Steven E. Fivel.............	—	45,000 (1)	$ 6.51	02/20/09	144,594 (8)	$ 1,944,789	19,538 (11)	$ 262,786
	12,578	25,156 (2)	$ 6.78	02/18/10	—	—	—	—
R. Bruce Tomlinson......	—	45,000 (1)	$ 6.51	02/20/09	151,881 (9)	$ 2,042,799	23,920 (11)	$ 321,724
	—	30,069 (2)	$ 6.78	02/18/10	—	—	—	—
John Alexander Du Plessis Currie	—	—	—	—	120,000 (10)	$ 1,614,000	16,728 (12)	$ 224,992

(1) These options vested on February 20, 2007.

(2) Approximately one-half of these options vested on February 18, 2007 and the remainder will vest on February 18, 2008.

(3) These options vested on January 23, 2007.

(4) One-half of these options vested on February 7, 2007 and the remainder will vest on February 7, 2008.

(5) Represents 540,000 shares of restricted stock that vest in equal installments in each of the third, fifth and eight anniversary of the grant date (April 7, 2005), 12,000 shares of restricted stock that vest in three equal annual installments beginning with February 6, 2010, and 21,880 restricted stock units that vest in equal annual installments beginning with February 18, 2007.

(6) Represents 270,000 shares of restricted stock that vest in equal installments in each of the third, fifth and eight anniversary of the grant date (April 7, 2005), and 10,881 restricted stock units that vest in two equal annual installments beginning with February 18, 2007.

(7) Represents 13,500 restricted stock units that vest on June 2, 2009 (the fourth anniversary of the date of grant), and 9,000 restricted stock units that vest on October 17, 2008 (the third anniversary of the date of grant).

(8) Represents 135,000 shares of restricted stock that vest in equal installments in each of the third, fifth and eighth anniversary of the grant date (April 7, 2005), and 9,594 restricted stock units that vest in two equal annual installments beginning with February 18, 2007.

(9) Represents 10,881 restricted stock units that vest in two equal annual installments beginning with February 18, 2007, 135,000 restricted stock units that vest in equal installments in each of the fourth and eighth anniversary of the grant date (June 2, 2005) and 6,000 restricted stock units that vest on February 6, 2011 (the fifth anniversary of the grant date).

(10) Represents shares of restricted stock that vest in eight equal annual installments beginning February 23, 2007.

(11) Represents restricted stock units that vest in three equal annual installments beginning February 23, 2007.

(12) Represents restricted stock units that vest in three equal annual installments beginning February 23, 2007.

Option exercises and stock vested in 2006

The following table sets forth information concerning the number of shares acquired and dollar amounts realized by each of the named executive officers during the fiscal year ended December 31, 2006 on the exercise of stock options and the vesting of restricted stock held by the named executive officers as of December 31, 2006:

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
Robert J. Laikin	515,566	$ 8,951,704	10,940	$ 267,210
J. Mark Howell	230,455	$ 4,472,034	5,441	$ 132,896
Anthony W. Boor	—	—	—	—
Steven E. Fivel	165,933	$ 2,956,451	4,797	$ 117,167
R. Bruce Thomlinson	60,034	$ 1,045,500	5,441	$ 132,896
John Alexander Du Plessis Currie	—	—	—	—

(1) Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the year-end market value of the common stock.

2006 pension benefits table

The following table sets forth information concerning each plan that provides for payments of other benefits at, following, or in connection with retirement with respect to each of the named executive officers during the fiscal year ended December 31, 2006:

Name	Plan name	Number of years credited service (1)	Present value of accumulated benefit (2)	Payments during last fiscal year
Robert J. Laikin	Brightpoint, Inc. Amended & Restated Agreement for Supplemental Executive Retirement Benefits	17.5	$ 428,573	None
J. Mark Howell	Brightpoint, Inc. Amended & Restated Agreement for Supplemental Executive Retirement Benefits	12.5	$ 218,672	None
Anthony W. Boor	N/A			
Steven E. Fivel.............	Brightpoint, Inc. Amended & Restated Agreement for Supplemental Executive Retirement Benefits	10	$ 205,206	None
R. Bruce Thomlinson....	N/A			
John Alexander Du Plessis Currie.............	N/A			

(1) The SERP calculation does not include years of service, which are included for informational purposes only.

(2) Figures represent present value of the benefit as calculated by Mercer Human Resources Consulting. Retirement is assumed to occur at the plan's unreduced retirement age of 62 and paid in the form of a temporary life annuity for not more than ten years. The present values for December 31, 2006 were determined using a discount rate of 5.75%.

On April 7, 2005, we entered into SERP agreements with each of Messrs. Laikin, Howell and Fivel, and, on January 19, 2006, we amended and restated these SERP agreements effective as of April 7, 2005. The amended and restated SERP agreements provide that we will implement a supplemental retirement benefit providing each of Messrs. Laikin, Howell and Fivel with an additional payment. The payments under the amended and restated SERP agreements will be made on an annual basis beginning on the later of the individual's termination date, or the attainment of age 50, 53 or 55 for Messrs. Laikin, Howell or Fivel, respectively, for a period of ten years or until such individual's death, if earlier. If the executive's employment is terminated, other than for cause, we are required to pay the benefit to him commencing on the later of the date of termination, as set forth in the applicable employment agreement, or Mr. Laikin's reaching of age 50, Mr. Howell's reaching of age 53 or Mr. Fivel's reaching of age 55. The benefit is an annual payment equal to a certain percentage of average base salary and bonus based on the final five years of work, with such percentage not to exceed 50% and subject to caps on the amount of the annual benefits payable, referred to as the "cap amount." If Messrs. Laikin, Howell or Fivel is terminated for cause, then the benefit would not commence for that executive until he reached the age of 62.

Assuming annual salary increases of 5% per year, the anticipated payments pursuant to the amended and restated SERP agreements would reach the cap amount and would be paid in approximately the following amounts: $500,000 per year to Mr. Laikin commencing at age 50; $344,000 per year to Mr. Howell commencing at age 53; and $229,000 per year to Mr. Fivel commencing at age 55. Payment under the amended and restated SERP agreements is contingent upon termination of service.

Potential payments upon termination or change of control

With respect to termination by us of a named executive officer's employment for cause (at any time) or by the named executive officer of his employment without good reason (and not as a result of a change of control), the executive is only entitled to his accrued and unpaid salary and his unvested stock options, restricted stock units and shares of restricted stock are deemed forfeited at such time. The following table sets forth potential payments receivable by our named executive officers upon termination of their employment under the various circumstances listed and assumes for purposes of calculating amounts due that the executive was terminated as of December 31, 2006:

Benefit[1]	Termination of executive's employment by executive:			Termination of executive's employment by us:		
	Within 12 months after change of control, without good reason	Prior to change of control, with good reason	After change of control, with good reason	Prior to change of control, without cause	After change of control, without cause	For death or disability
Robert J. Laikin[2]:						
Severance[3]	$ 7,540,560 [4]	$ 7,540,560 [4]	$ 9,000,000 [5]	$ 7,540,560 [4]	$ 9,000,000 [5]	$ 1,125,000 [6]
Acceleration of long-term incentives	$ 9,427,991 [7][8]	$ 8,449,342 [7]	$ 8,241,649 [7][8]	$ 8,449,342 [7]	$ 8,241,649 [7][8]	$ 3,561,049 [9]
Tax gross up[10]	$ 2,106,490	$ 2,095,032	$ 2,471,214	$ 2,095,032	$ 2,471,214	$ —
J. Mark Howell[2]:						
Severance[3]	$ 3,415,560 [4]	$ 3,415,560 [4]	$ 4,500,000 [5]	$ 3,415,560 [4]	$ 4,500,000 [5]	$ 682,500 [6]
Acceleration of long-term incentives	$ 4,622,850 [7][8]	$ 4,144,362 [7]	$ 4,109,988 [7][8]	$ 4,144,362 [7]	$ 4,109,988 [7][8]	$ 1,688,988 [9]
Tax gross up[10]	$ 419,956	$ 414,340	$ 741,765	$ 414,340	$ 741,765	$ —
Anthony W. Boor:						
Severance	$ 1,046,500 [11]	$ 1,046,500 [11]	$ 1,046,500 [11]	$ 1,046,500 [11]	$ 1,046,500 [11]	$ 66,000 [12]
Acceleration of long-term incentives	$ 680,153 [7][8]	$ —	$ 680,153 [7][8]	$ —	$ 680,153 [7][8]	$ 558,121 [9]
Tax gross up[10]	$ 48,537	$ 11,840	$ 48,537	$ 11,840	$ 48,537	$ —
Steven E. Fivel[2]:						
Severance[3]	$ 1,644,336 [13]	$ 1,644,336 [13]	$ 2,250,000 [14]	$ 1,644,336 [13]	$ 2,250,000 [14]	$ 540,000 [6]
Acceleration of long-term incentives	$ 2,687,680 [7][8]	$ 2,295,855 [7]	$ 2,207,575 [7][8]	$ 2,295,855 [7]	$ 2,207,575 [7][8]	$ 997,075 [9]
Tax gross up[10]	$ —	$ —	$ 66,044	$ —	$ 66,044	$ —
R. Bruce Thomlinson:						
Severance	$ 698,858 [15]	$ 698,858 [15]	$ 698,858 [15]	$ 698,858 [15]	$ 1,041,579 [16]	$ 0
Acceleration of long-term incentives	$ 2,877,386 [8][17]	$ —	$ 2,877,386 [8][17]	$ —	$ 2,877,386 [8][17]	$ 2,364,523 [8]
Tax gross up	$ —	$ —	$ —	$ —	$ —	$ —
John Alexander du Plessis Currie:						
Severance	$ 848,197 [15]	$ 848,197 [15]	$ 848,197 [15]	$ 848,197 [15]	$ 1,248,197 [16]	$ 248,197 [18]
Acceleration of long-term incentives	$ 1,838,992 [8][19]	$ 1,614,000 [19]	$ 1,838,992 [8][19]	$ 1,614,000 [19]	$ 1,838,992 [8][19]	$ 1,838,992 [8][19]
Tax gross up	$ —	$ —	$ —	$ —	$ —	$ —

(1) In addition, to payments outlined herein, Messrs. Laikin, Howell and Fivel are eligible for payments under supplemental executive retirement plans that will provide ten year annuities commencing at the later of the executive's date of termination or age 50 (Mr. Laikin), age 53 (Mr. Howell) or age 55 (Mr. Fivel). A full discussion of these supplemental executive retirement plans may be found above in the section entitled "Executive Compensation – 2006 pension benefits table."

(2) The aggregate amount of (a) any cash severance payment made to the executive and (b) the value of any stock options and restricted stock awards of the executive that are accelerated as a result of the termination of the executive's employment, may not exceed a designated severance cap of $9,000,000 for Mr. Laikin, $4,500,000 for Mr. Howell and $2,250,000 for Mr. Fivel; provided however that the value ($7,263,000 in the case of Mr. Laikin, $3,631,500 in the case of Mr. Howell and $1,815,750 in the case of Mr. Fivel) attributable to the accelerated vesting of the shares of restricted stock granted to Messrs. Laikin, Howell and Fivel on April 7, 2005 is explicitly excluded from the severance caps applicable to such executives. In addition, the value ($978,649 in the case of Mr. Laikin, $478,488 in the case of Mr. Howell, and $391,825 in the case of Mr. Fivel) attributable to the accelerated vesting of earned performance based restricted stock units is excluded from the severance caps applicable to such executives. For purposes of this table, we have assumed that, in situations where the executive's severance cap would be exceeded, the executive has chosen to receive first the maximum amount of his cash severance payment permitted by such severance cap and then, to the extent the severance cap is not yet exceeded, the remainder in acceleration of long-term incentives.

(3) Severance payments include value of life, health and long-term disability insurance premiums and matching 401(k) contributions made by us.

(4) Entitled to a payment equal to the greater of (a) $2,250,000 in the case of Mr. Laikin and $1,625,000 in the case of Mr. Howell and (b) five times his total compensation earned during the prior 12 months (including bonus and the value of all perquisites), subject to his applicable severance cap.

(5) Entitled to a payment equal to ten times his total compensation earned during the prior 12 months (including bonus, the value of all perquisites and value of all stock options granted during such period), subject to his applicable severance cap.

(6) In the event that the Executive is terminated due to his disability, he will receive 100% of his salary for one year and 50% of salary for a second year. Does not include up to $12,000 per month that the executive might qualify for under our LTD Plan.

(7) Entitled to immediate vesting of all stock options (which may then be exercised for a period of up to 180 days) and immediate vesting of all shares of restricted stock, subject, in the case of Messrs. Laikin, Howell and Fivel, to the executive's applicable severance cap.

(8) Entitled to immediate vesting of all restricted stock units.

(9) Entitled to (a) immediate vesting of all shares of restricted stock that would otherwise have become vested on the next vesting day to occur after the executive's death or disability, and (b) immediate vesting of all restricted stock units that have been earned as of the date of the executive's death or disability.

(10) Represents tax gross-up payment to cover excess tax obligations associated with termination payments that are considered parachute payments as defined by Section 280 G(b)(2) of the IRS Code. These figures assume stock options are cash exercised and a tax rate of 44.5%.

(11) Entitled to a lump sum payment equal to 2.99 times his salary (excluding any bonus or perquisites) earned or received during the prior 12 months.

(12) In the event that the Executive is terminated due to his disability, he will receive 60% of his salary for one year, which will be reduced by any LTD payments received under the company's plan.

(13) Entitled to a payment equal to the greater of $825,000 and three times his total compensation earned during the prior 12 months (including bonus and the value of all perquisites), subject to his severance cap.

(14) Entitled to a payment equal to six times his total compensation earned during the prior 12 months (including bonus, the value of all perquisites and value of all stock options granted during such period), subject to his severance cap.

(15) Entitled to a lump sum payment equal to his aggregate emoluments (defined as base salary, bonus and the value of all perquisites, but excluding the value of any equity) for the prior 12 months, and, in the case of Mr. Currie, to statutory payments under the laws of the United Arab Emirates, currently accrued at $248,197.

(16) Entitled to a lump sum payment equal to three times the total salary earned by him during the prior 12 months, subject to a severance cap of approximately $1,041,579 (based on the conversion of 1,320,795 Australian dollars to U.S. dollars using the December 31, 2006 conversion rate of .7886 Australian dollars for each U.S. dollar) in the case of Mr. Thomlinson and $1,000,000 in the case of Mr. Currie. Mr. Currie is also entitled to statutory payments under the laws of the United Arab Emirates, currently accrued at $248,197, which is not subject to his severance cap.

(17) Entitled to immediate vesting of stock options.

(18) Entitled to statutory payments under the laws of the United Arab Emirates, currently accrued at $248,197.

(19) Entitled to continued vesting of 120,000 shares of our unregistered common stock awarded to Mr. Currie on February 23, 2006 as a material inducement to his employment in accordance with the current vesting schedule (1/8 per year).

Employment agreements

General

Pursuant to their respective employment agreements, our named executive officers are entitled to payments upon a change of control and, in some cases, upon termination of their employment with us for other reasons, depending on the circumstances in which they leave their employment with us. Generally, the employment agreements with our named executive officers provide that upon a change of control, they are entitled to a lump sum payment equal to a multiple of their base salary (or their base compensation) if we terminate their employment in breach of their agreement other than for disability or cause. In addition, some of the agreements with our named executive officers provide for accelerated vesting of their stock options and/or restricted stock awards upon the termination of their employment under certain circumstances. A more detailed discussion of each of our employment agreements with our named executive officers, including, where applicable, details with respect to their severance formulas and severance caps and the definitions used in such agreements for terms such as "change of control," "good reason" and "cause," are set forth above in the section entitled "–Employment agreements with named executive officers."

Severance payments

Each of Messrs. Laikin, Howell and Fivel is entitled to a lump sum severance payment equal to the greater of (a) a designated amount and (b) a multiple (five, in the case of Messrs. Laikin and Howell, and three, in the case of Mr. Fivel) of the aggregate salary, bonus and perquisites received by him during the prior 12 months, subject in each case to a designated severance cap, in the event that, prior to and not as a result of a change of control, his employment is terminated either by him with good reason or by us other than for disability or cause or in the event that he terminates his employment within 12 months after a change of control. In addition, each of them is entitled to a higher lump sum severance payment, an amount equal to ten, in the case of Messrs. Laikin and Howell, and six, in the case of Mr. Fivel, times the aggregate salary, bonus, value of any perquisites and value of any stock options received by him during the prior 12 months, subject to his severance cap, if his employment is terminated either by him with good reason or by us other than for disability or cause, in each case, after or as a result of a change of control.

The employment agreements of each of Messrs. Laikin, Howell and Fivel provide that in the event that the aggregate severance payments or benefits provided to him under his employment agreement and under all plans, programs and arrangements of the employer, referred to as the severance total, is determined to constitute a "parachute payment" under the Internal Revenue Code of 1986, as amended, then the severance total will be increased by an amount, referred to as the increase, sufficient so that after he pays (a) any income taxes on the increase and (b) any excise tax on the sum of the severance total and the increase, he will have received an amount, net of such taxes, equal to the severance total. Pursuant to their employment agreements, none of Messrs. Laikin, Howell and Fivel will be required to repay to us any amount that is finally determined by the Internal Revenue Service to have been in excess of the amount permitted to be received without incurring such excise tax.

Mr. Boor is entitled to a lump sum severance payment equal to 2.99 times the salary he received during the 12 months prior to the termination of his employment in the event that we, at any time, terminate his employment (other than for cause or disability) in breach of his employment agreement or he terminates his employment agreement either with good reason or within 12 months after a change of control. Mr. Boor's employment agreement provides that in the event any excise tax is due with respect to severance payments made under his employment agreement then the severance payments will be increased so that the excise tax on such severance pay shall be paid, as well as any income tax payable on such excise tax.

Each of Messrs. Currie and Thomlinson is entitled to a lump sum severance payment equal to three times the salary he received during the 12 months prior to the termination of his employment, subject to a designated severance cap, if we terminate his employment (other than for death, disability or cause) in breach of his employment agreement following a change of control. Each of Messrs. Thomlinson and Currie is entitled to a termination payment equal to the aggregate emoluments (defined as base salary, bonus and the value of all perquisites, but excluding the value of any equity) he received for the 12-month period ending on the date of termination, if his employment is terminated, prior to and not as a result of a change of control, for any reason other than death, disability or cause. Additionally, in all cases, Mr. Currie is entitled to statutory severance payments under the law of the United Arab Emirates, and such amounts do not reduce the severance amounts under his employment agreement.

Post-termination obligations to us

While employed by us and for a period of two years after his employment with us terminates, each of Messrs. Laikin, Howell, Fivel and Boor has agreed not to engage in or have an interest in or offer any services to any business competitive with our principal business activities. Each of these executives has also agreed that for two years after his employment with us has terminated, he will not:

- use, disseminate, or disclose any of our confidential information, or
- interfere with or disrupt our business activities, including soliciting our customers or personnel.

Each has also agreed that at no time during the term of his respective employment agreement or thereafter will he disparage our commercial, business or financial reputation or misappropriate any of our trade secrets.

Each of Messrs. Currie and Thomlinson has agreed that during the term of his employment and for a period of one year following the termination of his employment, he will not compete with us in any territory in which he performed services for us pursuant to his employment agreement, and he will not have any interest in, or render services to, any of our competitors. Each has also agreed that during such one year period, he will not interfere with or disrupt our business activities, including soliciting our customers or personnel.

SERP agreements

The SERP agreements we have entered into with each of Messrs. Laikin, Howell and Fivel do not provide an enhanced or reduced benefit based on the circumstances regarding termination, except that (i) if such person is fired for cause, he may not receive any payments under the SERP agreement until he has reached age 62, and (ii) there is no survivor benefit in the event that termination results from the executive's death.

Director compensation

General

Our corporate governance and nominating committee is responsible for approving, and recommending to our board of directors, our directors' compensation. Each year, the corporate governance and nominating committee initiates discussions with respect to directors' compensation for the following year at its August committee meeting. At this meeting, the committee typically reviews director compensation surveys from off-the-shelf sources such as the NACD or Corporate Board Member magazine and commences discussions regarding any philosophical shifts or external trends in the marketplace. Thereafter, more data is compiled and reviewed by the members of the committee (e.g., in 2006, the committee hired each of Mercer Human Resources Consulting and Hewitt and Associates, separately, to provide benchmarking data for its director compensation analysis). Then, at its November meeting, the corporate governance and nominating committee discusses all the data collected and prepares its recommendation to the board. The committee's general philosophy is one of not wanting to change director compensation each year, i.e., it has an explicit view that changing director compensation annually would be too frequently.

Director Stock Compensation Plan

During 2004, our shareholders approved an Amended and Restated Independent Director Stock Compensation Plan, referred to as our "Director Stock Compensation Plan," pursuant to which 2,430,000 shares of our common stock were reserved for issuance to non-employee directors. As of December 31, 2006, approximately 2,211,790 of these shares remained available for future grant. The Director Stock Compensation Plan provides for the following types of awards:

- initial awards, consisting of restricted shares of our common stock granted to an independent director when he or she joins our board;
- annual awards, consisting of up to an aggregate of 5,400 restricted shares of our common stock granted to each of our independent directors on an annual basis; and
- elective awards, consisting of an award of restricted shares of our common stock granted to each of our independent directors equal to a percentage elected by such director of his or her board compensation, which are paid in June and December of each year.

Prior to 2005, our Director Stock Compensation Plan provided that 30% of the annual cash compensation (excluding payments for committee service or travel expenses) paid by us to our independent directors for board service be paid in the form of elective awards of restricted shares of common stock under our Director Stock Compensation Plan, subject to the exceptions set forth below. This condition, referred to as the "required share condition" was amended in 2005 by our board of directors, upon the recommendation of the corporate governance and nominating committee, to increase the percentage of annual cash compensation an independent director must receive in restricted stock from 30% to 50%. The amendment was implemented in furtherance of our corporate governance principles, to seek to compensate our directors in a manner that would more closely align their interests with those of our shareholders. Under the Director Stock Compensation Plan, annual cash compensation is subject to this required share condition and required to be received in the form of restricted shares unless the director to receive the cash compensation has holdings of our common stock that meet the "threshold amount" as defined in the Director Stock Compensation Plan, in which case the director can elect to receive the annual cash compensation in cash or a combination of cash and restricted shares of our common stock.

2006 director compensation

The following table sets forth information concerning the compensation of our directors during our fiscal year ended December 31, 2006:

Name	Fees earned or paid in cash ($)	Stock awards ($)(5)(6)	Total
Jerre L. Stead	$ 116,102(1)	$ 66,214	$ 182,316
Eliza Hermann	$ 80,000	$ 71,399	$ 151,399
V. William Hunt	$ 59,090(2)	$ 92,274	$ 151,364
Stephen H. Simon	$ 48,743(3)	$ 66,214	$ 114,957
Robert F. Wagner	$ 50,000	$ 66,214	$ 116,214
Richard W. Roedel	$ 84,090(2)	$ 87,685	$ 171,775
Kari-Pekka Wilska	$ 48,743(2)	$ 76,845	$ 125,588
Marisa E. Pratt	$ 59,640(4)	$ 71,398	$ 131,038

(1) Includes grants of 550 shares on June 15, 2006 and 608 shares on December 15, 2006, received as elective awards under our Director Stock Compensation Plan in lieu of cash, with grant date fair values of 8,046 and 8056, respectively computed in accordance with SFAS 123R.

(2) Includes grants of 827 shares on June 15, 2006 and 905 shares on December 15, 2006, received as elective awards under our Director Stock Compensation Plan in lieu of cash, with grant date fair values of 12,098 and 11,991, respectively computed in accordance with SFAS 123R.

(3) Includes grants of 1,158 shares on June 15, 2006 and 1,268 shares on December 15, 2006, received as elective awards under our Director Stock Compensation Plan in lieu of cash, with grant date fair values of 16,942 and 16,801, respectively computed in accordance with SFAS 123R.

(4) Includes grants of 331 shares on June 15, 2006 and 362 shares on December 15, 2006, received as elective awards under our Director Stock Compensation Plan in lieu of cash, with grant date fair values of 4,843 and 4,797, respectively computed in accordance with SFAS 123R.

(5) Represents the dollar amounts recognized for financial statement reporting purposes in fiscal 2006 with respect to shares of restricted stock, as determined based on a calculation pursuant to SFAS 123R.

(6) As of December 31, 2006, the aggregate number of unvested restricted stock awards held by each director was as follows: Mr. Stead, 8,100; Ms. Hermann 8,100; Mr. Hunt, 10,800; Mr. Simon, 8,100; Mr. Wagner, 8,100; Mr. Roedel, 10,800; Mr. Wilska, 8,100; and Ms. Pratt, 8,100. For complete beneficial ownership information of Brightpoint stock for each of our directors, see Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

For the fiscal year ended December 31, 2006, other than our lead independent director, our non-employee directors, referred to as our independent directors, each received (1) a $50,000 retainer that was received either (a) in the form of restricted shares of our common stock as elective awards under our Director Stock Compensation Plan, (b) as a combination of cash and elective awards or (c) all in cash, at the director's option, subject to the "required share condition" described above; and (2) 5,400 restricted shares of our common stock as annual awards under our Director Stock Compensation Plan.

For the fiscal year ended December 31, 2006, our lead independent director, Jerre L. Stead, received (1) a $100,000 cash retainer; (2) 5,400 restricted shares of our common stock as an annual award under our Director Stock Compensation Plan; and (3) 1,158 additional restricted shares of our common stock (equal to the difference obtained by subtracting the grant-date value of the 5,400 restricted shares of common stock referred to in (2) above from $100,000) as elective awards under our Director Stock Compensation Plan.

In 2006, an aggregate of 52,673 restricted shares of common stock were granted to independent directors under our Director Stock Compensation Plan.

In 2006, the chairman of our corporate governance and nominating committee, the chairman of our compensation and human resources committee and the chairman of our audit committee received $20,000, $30,000 and $35,000, respectively, for services rendered in those roles. Members of the audit committee, other than its chairman, received annual payments of $10,000 for services rendered in their capacity as audit committee members.

In June 2005, we granted the following compensation to Richard W. Roedel in connection with his service as the chairperson of the board's finance committee: (i) a cash payment of $7,500 per calendar month, effective as of April 1, 2005 and through February 2006, and (ii) 5,400 restricted shares of our common stock under our 2004 Long-Term Incentive Plan. The finance committee was disbanded on March 2, 2006 after we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

2007 director compensation

The framework for and amounts of compensation paid to our board of directors for 2007 will remain the same as the board compensation for 2006, except that, in accordance with the recommendation of the corporate governance and nominating committee, the number of restricted shares awarded as annual awards to our directors under the Director Stock Compensation Plan has been reduced from 5,400 shares to 3,717 shares for 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth certain information regarding the beneficial ownership of Brightpoint's common stock as of April 24, 2007, both on an actual basis and as adjusted to give pro forma effect to the closing of the acquisition, based on information obtained from the persons named below, by:

- each person known by us to own beneficially more than five percent of our common stock;
- each of the executive officers included in our 2006 summary compensation table under Item 11 of this Report;
- each of our directors; and
- all of our executive officers and directors as a group.

The beneficial ownership of each listed person is determined under the rules of the Securities and Exchange Commission and includes shares of Brightpoint common stock for which such person has voting or investment power or shares which such person has the right to acquire under existing stock options, warrants or convertible securities within 60 days of April 24, 2007. The same securities may be beneficially owned by more than one person.

Except as indicated by footnote, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. In calculating the percentage for each listed person, the number of shares of stock owned by each listed person includes the shares issuable under options, warrants and convertible securities within 60 days after April 24, 2007, but excludes shares underlying options, warrants and convertible securities held by any other person. Percentage of common stock beneficially owned is based on 50,855,534 shares of common stock outstanding as of April 24, 2007.

Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned
Goldman Sachs Group, Inc. (2)	4,948,154	9.7%
Trivium Capital Management LLC (3)	3,384,800	6.6%
Barclays Global investors, NA (4)	2,870,521	5.6%
Putnam, LLC (5)	2,870,890	5.6%
LSV Asset Management (6)	2,753,581	5.4%
S.A.C. Capital Advisors LLC (7)	2,577,389	5.1%
Robert J. Laikin (8)	724,160	1.4%
J. Mark Howell (9)	377,741	*
Anthony W. Boor (10)	30,491	*
Steven E. Fivel (11)	222,201	*
R. Bruce Thomlinson (12)	265,410	*
John Alexander Du Plessis Currie (13)	125,576	*
Eliza Hermann (14)	31,555	*
V. William Hunt (15)	44,589	*
Marisa E. Pratt (16)	29,331	*
Richard W. Roedel (17)	98,088	*
Stephen H. Simon (18)	34,656	*
Jerre L. Stead (19)	92,050	*
Robert F. Wagner (20)	31,992	*
Kari-Pekka Wilska (21)	16,555	*
All directors and executive officers as a group (15 persons) (22)	2,130,018	4.2%

* Less than 1%.

(1) The address for each of such individuals, unless specified otherwise in a subsequent footnote, is in care of Brightpoint, Inc., 2601 Metropolis Parkway, Suite 210, Plainfield, Indiana 46168.

(2) Based solely on a Schedule 13G/A filed with the SEC by Goldman Sachs Group, Inc. on January 24, 2007. The address of Goldman Sachs Group, Inc. is 85 Broad St., New York, NY 10004.

(3) Based solely on a Schedule 13G filed with the SEC by Trivium Capital Management LLC on January 26, 2007. The address of Trivium Capital Management, LLC is 600 Lexington Avenue, 23rd Floor, New York, NY 10022.

(4) Based solely on a Schedule 13G filed with the SEC by Barclays Global Investors, NA on January 23, 2007. The address of Barclays Global Investors, NA is 45 Freemont Street, San Francisco, CA 94105.

(5) Based solely on a Schedule 13G/A filed with the SEC by Putnam, LLC on February 13, 2007. The address of Putnam, LLC is One Post Office Sq., Boston, MA 02109-2106.

(6) Based solely on a Schedule 13G filed with the SEC by LSV Asset Management on February 11, 2005. The address of LSV Asset Management is 1 N. Wacker Drive, Suite 4000, Chicago, IL 60606.

(7) Based solely on a Schedule 13G filed with the SEC on April 9, 2007 by (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Brightpoint common stock ("Shares") beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"), (ii) S.A.C. Capital Management, LLC, ("SAC Capital Management") with respect to Shares beneficially owned by SAC Capital Associates; (iii) CR Intrinsic Investors, LLC ("CR Intrinsic Investors") with respect to Shares beneficially owned by CR Intrinsic Investments, LLC ("CR Intrinsic Investments"); and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, CR Intrinsic Investors and CR Intrinsic Investments. The address of SAC Capital Advisors is 72 Cummings Point Road, Stamford, Connecticut 06902.

(8) Includes 150,022 shares underlying options held by Mr. Laikin that are exercisable within 60 days of April 24, 2007 and 552,000 shares of restricted stock awarded under our 2004 Long-Term Stock Incentive Plan. Includes 3 shares owned by Mr. Laikin under our Employee Stock Purchase Plan. Does not include 138,058 restricted stock units or options to purchase 30,010 shares.

(9) Includes 75,070 shares underlying options held by Mr. Howell that are exercisable within 60 days of April 24, 2007 and 270,000 shares of restricted stock awarded under our 2004 Long-Term Stock Incentive Plan. Does not include 87,913 restricted stock units or options to purchase 15,034 shares.

(10) Includes 26,100 shares underlying options held by Mr. Boor that are exercisable within 60 days of April 24, 2007. Does not include 70,113 restricted stock units or options to purchase 9,000 shares.

(11) Includes 70,156 shares underlying options held by Mr. Fivel that are exercisable within 60 days of April 24, 2007, 135,000 shares of restricted stock awarded under the Employee Stock Purchase Plan and 584 shares allocated from the 401(k). Does not include 52,771 restricted stock units or options to purchase 12,578 shares.

(12) Includes 60,036 shares underlying options held by Mr. Thomlinson that are exercisable within 60 days of April 24, 2007. Does not include 207,589 restricted stock units or options to purchase 15,034 shares.

(13) Includes 105,000 shares of restricted stock awarded to Mr. Currie under the 2004 Long-Term Incentive Plan. Does not include 5[illegible],559 restricted stock units.

(14) Includes 6,417 shares of restricted stock owned by Ms. Hermann under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(15) Includes 9,117 shares of restricted stock owned by Mr. Hunt under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(16) Includes 6,417 shares of restricted stock owned by Ms. Pratt under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan

(17) Includes 9,117 shares of restricted stock owned by Mr. Roedel under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(18) Includes 6,417 shares of restricted stock owned by Mr. Simon under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(19) Includes 54,974 shares owned of record by JMJS Group LLP, which are beneficially owned by Mr. Stead and 6,417 shares of restricted stock owned by Mr. Stead under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(20) Includes 8,566 shares held by Robert F. Wagner and Patricia D. Wagner, and 6,417 shares of restricted stock owned by Mr. Wagner under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan. Does not include 210 shares held in a joint account by Mr. Wagner and his emancipated son, of which shares Mr. Wagner disclaims beneficial ownership.

(21) Includes 9,117 shares of restricted stock owned by Mr. Wilska under our Amended and Restated Director Stock Compensation Plan, which are subject to forfeiture as set forth in the Plan.

(22) Includes an aggregate of 385,884 shares underlying options that are exercisable within 60 days after April 24, 2007. Includes 5,626 shares beneficially owned by Vincent Donargo, our Principal Accounting Officer. Does not include options to purchase an aggregate of 90,656 shares. Does not include 612,958 Restricted Stock Units.

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights (a)	Weighted-average exercise price of outstanding options and rights (b)	Number of securities remaining available for issuance under equity compensation plans, excluding securities reflected in column (a) (c)
Amended and Restated Independent Director Stock Compensation Plan (approved by shareholders) (1)	—	—	2,211,789
Equity compensation plans approved by shareholders: (2004 Long-Term Incentive Plan, and 1994 Stock Option Plan) (2)	612,696	$ 6.83	1,973,544
Equity compensation plans not approved by shareholders:(1996 Stock Option Plan) (3)	546,415	$ 6.55	—
Total	1,159,111	$ 6.70	4,185,333

(1) 2,211,789 shares of restricted stock remain eligible for grant, as initial, annual or elective awards pursuant to the terms of the Company's Amended and Restated Independent Director Stock Compensation Plan.

(2) The 1994 Plan has 226,126 options outstanding at an average of $6.07 a share. There are no remaining shares available for issue under the 1994 Plan. The 2004 Long-Term Incentive Plan has 612,130 Restricted Stock Units issued, which were granted as other stock based awards under the Plan. In addition, the 2004 Long-Term Incentive Plan has 386,570 options outstanding at an average of $7.27 per share. There are 1,973,544 shares available for issuance under the 2004 Plan. Under the 2004 Plan the Company may issue stock options, performance units, restricted shares, deferred stock, and other stock-based awards.

(3) Represents the aggregate number of shares of common stock issuable upon exercise of arrangements with option holders granted under our 1996 Stock Option Plan. There are no remaining shares available for issuance under our 1996 Stock Option Plan. These options are 5 to 10 years in duration, expire at various dates between April 30, 2007 and February 7, 2010, contain anti-dilution provisions providing for adjustments of the exercise price under certain circumstances and have termination provisions similar to options granted under shareholder approved plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

We utilize the services of a third party for the purchase of corporate gifts, promotional items and standard personalized stationery. Mrs. Judy Laikin, the mother of Robert J. Laikin, our chief executive officer, was the owner of this third party until June 1, 2000 and is currently an independent consultant to this third party. We purchased approximately $95,000 and $108,298 of services and products from this third party during 2006 and 2005, respectively. These purchases were subject to review and authorization by the audit committee; and we believe that these purchases were made on terms no less favorable to us than we could have obtained from an unrelated party.

During the fiscal years ended December 31, 2006 and 2005, we paid to an insurance brokerage firm, for which the father of Robert J. Laikin acts as an independent insurance broker, $205,000 each year in service fees. In addition, we pay certain insurance premiums to the insurance brokerage firm, which premiums were forwarded to our insurance carriers. These purchases were subject to review and authorization by the audit committee; and we believe these services were purchased on terms no less favorable to us than we could have obtained from an unrelated party.

Through February 2006, we utilized the services of a third-party staffing agency for our North American temporary labor needs that was owned in part by the brother-in-law of Anthony W. Boor, our chief financial officer. During February 2006, this staffing agency was sold by its former owners to an unrelated third-party. We paid approximately $1.7 million, $6.6 million and $2.4 million to this staffing agency during 2006, 2005 and 2004, respectively. These purchases were subject to review and authorization by the audit committee; and we believe such payments were made on terms no less favorable to us than we could have obtained from an unrelated party.

Our articles of incorporation and by-laws provide that we indemnify our officers and directors to the extent permitted by law. In connection therewith, we entered into indemnification agreements with our executive officers and directors. In accordance with the terms of these agreements we have reimbursed certain of our former executive officers and intend to reimburse our officers and directors for their legal fees and expenses incurred in connection with certain pending litigation and regulatory matters. We did not make any such reimbursement payments during 2006.

Review, approval or ratification of transactions with related persons

Pursuant to our Code of Business Conduct, all officers and directors of the Company who have family members or friends that are seeking to supply goods or services to Brightpoint, are required to notify our General Counsel, who will review the proposed transaction and notify the Audit Committee of our Board of Directors for review and action as it sees fit, including, if necessary, approval by our Board of Directors.

Corporate governance

Corporate governance principles

The board of directors of Brightpoint has adopted a set of corporate governance principles which are consistent with the board's responsibility for management oversight. These governance principles are designed to strengthen our company and protect the interests of Brightpoint shareholders while helping to insure the continued vitality of the board. Copies of these governance principles may be accessed at our website, www.brightpoint.com.

Highlights of the corporate governance principles adopted by the board include:

- requiring that the board consist of a majority of independent directors and adopting a definition of "independent director" that is designed to help ensure that persons who serve as independent directors are truly independent;
- appointing a lead independent director to act as a liaison between the board and management;
- limiting the compensation that can be paid by Brightpoint to the members of the board to that compensation relating to their board or board committee service;
- requiring the chairperson of the audit committee to be a "financial expert";
- prohibiting independent directors or their family members from conducting business with Brightpoint;
- establishing director compensation practices intended to align more closely the interest of the independent directors with Brightpoint's shareholders; and
- encouraging the independent directors to meet in executive session.

Director independence

The board has determined that all of our current directors, with the exception of Mr. Laikin (our chairman and chief executive officer) have met the independence requirements set forth in our corporate governance principles and the NASDAQ Marketplace Rules. In making determinations regarding a director's independence, the board considers all relevant facts and circumstances, including the director's commercial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the board may determine from time to time.

Item 14. Principal Accounting Fees and Services.

Audit fees

The aggregate fees for professional services rendered by Ernst & Young for the audit of our annual financial statements for the years ended December 31, 2006 and 2005, the review of the financial statements included in our quarterly reports on Form 10-Q for 2006 and 2005, audit of internal control over financial reporting and statutory audits of foreign subsidiaries totaled $1,843,726 and $1,733,288, respectively.

Audit-related fees

The aggregate fees for assurance and related services by Ernst & Young that are related to the performance of the audit or review of our financial statements, for the years ended December 31, 2006 and 2005, and that are not disclosed in the paragraph captioned "Audit Fees" above, were $16,000 and $15,000, respectively. The services performed by Ernst & Young in connection with these fees consisted of employee benefit plan audits and internal controls consultation.

Tax fees

The aggregate fees for professional services rendered by Ernst & Young for tax compliance, for the years ended December 31, 2006 and 2005, were $368,307 and $262,307, respectively. The aggregate fees billed by Ernst & Young for professional services rendered for tax advice and tax planning, for the years ended December 31, 2006 and 2005, were $136,773 and $70,604, respectively. The services performed by Ernst & Young in connection with these advisory and planning fees consisted of the following: tax audits and consultation regarding various tax issues.

All other fees

There were no fees for products and services by Ernst & Young, other than the services described in the paragraphs captioned "Audit Fees," "Audit-Related Fees," and "Tax Fees" above for the years ended December 31, 2006 and 2005.

The audit committee has established its pre-approval policies and procedures, pursuant to which the audit committee approved the foregoing audit and permissible non-audit services provided by Ernst &Young in 2006. The audit committee's pre-approval policy is as follows: consistent with the audit committee's responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the audit committee. All requests or applications for services to be provided by the independent registered public accounting firm that do not require specific approval by the audit committee will be submitted to the chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services rendered by the independent auditor. Request or applications to provide services that require specific approval by the audit committee will be submitted to the audit committee by both the independent auditor and the chief financial officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the Securities and Exchange Commission's rules on auditor independence. The audit committee has designated our vice president of internal audit to monitor the performance of all services provided by the independent auditor and to determine whether such services are in compliance with this policy. The vice president of internal audit will report to the audit committee on a periodic basis on the results of his monitoring. The vice president of internal audit and management will immediately report to the chairman of the audit committee any breach of this policy that comes to the attention of the vice president of internal audit or any member of management. The audit committee will also review the internal auditor's annual internal audit plan to determine that the plan provides for the monitoring of the independent auditor's services. Pursuant to these procedures the audit committee approved the foregoing audit and permissible non-audit services provided by Ernst & Young in 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(3) Exhibits

Exhibit Number	Description
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brightpoint, Inc.

By: /s/ Robert J. Laikin
Robert J. Laikin
Chairman of the Board and Chief Executive Officer

Date: April 27, 2007

EXHIBIT INDEX

Exhibit Number	Description
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, implementing Section 302 of the Sarbanes-Oxley Act of 2002

EXHIBIT 31.1

Certification of Principal Executive Officer

I, Robert J. Laikin, certify that:

1. I have reviewed this report on Form 10-K/A of Brightpoint, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 27, 2007

/s/ Robert J. Laikin
Robert J. Laikin
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Certification of Principal Financial Officer

I, Antony W. Boor, certify that:

1. I have reviewed this report on Form 10-K/A of Brightpoint, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: April 27, 2007

/s/ Anthony W. Boor
Anthony W. Boor
Executive Vice President, Chief Financial Officer
and Treasurer (Principal Financial Officer)

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Brightpoint, Inc.
NASDAQ: CELL
t 800.952.2355
f 317.707.2512

Investor Relations
t 877.IIR.CELL (877.447.2355)

brightpoint.com

END

BRIGHTPOINT®